SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	[ ]
Post-Effective Amendment No. (File No. )	[ ]
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	[ ]
Amendment No. 131 (File No. 811-04298)	[X]
(Check appropriate box or boxes)

(Exact Name of Registrant)
RiverSource Variable Life Separate Account

Name of Depositor:
RIVERSOURCE LIFE INSURANCE COMPANY
Address of Depositor’s Principal Executive Offices, Zip Code
Depositor’s Telephone Number, including Area Code:

70100 Ameriprise Financial Center Minneapolis, MN 55474
 (800) 862-7919
Name and Address of Agent for Service:
Nicole Wood, Esq.
5229 Ameriprise Financial Center
Minneapolis, MN 55474

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

PART A: PROSPECTUS
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.
THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITEIS AND IT IS NOT SOLICITING AN OFFER TO SELL THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALES IS NOT PERMITTED.

Prospectus
December XX, 2021
RiverSource®
RiverSource® Survivorship Variable Universal Life Insurance
INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
Issued by:	RiverSource Life Insurance Company (RiverSource Life)
70100 Ameriprise Financial Center Minneapolis, MN 55474 Telephone: 1-800-862-7919 (Service Center) Website address: riversource.com/lifeinsurance RiverSource Variable Life Separate Account
This prospectus contains information about the life insurance policy that you should know before investing in RiverSource Survivorship Variable Universal Life Insurance (SVUL).
The purpose of the policy is to provide life insurance protection on the life of two Insureds and to potentially build Policy Value. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death. You may direct your Net Premiums or transfers to:
•	A Fixed Account to which we credit interest.
•	Indexed Accounts to which we credit interest.
•	Subaccounts that invest in underlying Funds.
Prospectuses are available for the Funds that are investment options under the policy. Please read all prospectuses carefully and keep them for future reference.
RiverSource Life has not authorized any person to give any information or to make any representations regarding the policy other than those contained in this prospectus or the Fund prospectuses. Do not rely on any such information or representations. All material state variations are disclosed in the prospectus.
Please note that your investments in a policy and its underlying Funds:
•	Are NOT deposits or obligations of a bank or financial institution;
•	Are NOT insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; and
•	Are subject to risks including loss of the amount you invested and the policy ending without value.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Variable life insurance is a complex vehicle that is subject to market risk, including the potential loss of principal invested. Before you invest, be sure to ask your sales representative about the policy’s features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. Your sales representative may or may not be authorized to offer you several different variable life insurance policies in addition to the policy described in this prospectus. Each policy has different features or benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the policy. The different features and benefits may include investment and fund manager options, variations in interest rate amounts and guarantees and surrender charge schedules. The fees and charges may also be different among the policies. Be sure to ask your sales representative about all the options that are available to you.
Additional information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
If you are a new investor in the policy, you may cancel your policy within 10 days of receiving it without paying penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Policy Value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    1

For your convenience, we have defined certain words and phrases used in this prospectus in the “Key Terms” section.

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4    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Key Terms
These terms can help you understand details about your policy.
Accumulation Unit: An accounting unit used to calculate the value of the Subaccounts.
Attained Insurance Age: An Insured's Insurance Age plus the number of policy anniversaries since the Policy Date. Attained Insurance Age changes only on a Policy Anniversary.
Beneficiary: The person(s) or entity(ies) designated to receive the death benefit Proceeds.
Cash Surrender Value: Proceeds received if you surrender the policy in full. The Cash Surrender Value equals the Policy Value minus Indebtedness and any applicable Surrender Charges.
Close of Business: The time the New York Stock Exchange (NYSE) closes, 4 p.m. Eastern time unless the NYSE closes earlier.
Code: The Internal Revenue Code of 1986, as amended.
Death Benefit Valuation Date: The date of the last surviving  Insured’s death when death occurs on a Valuation Date. If the last surviving  Insured does not die on a Valuation Date, then the Death Benefit Valuation Date is the next Valuation Date following the date of the last surviving  Insured’s death.
Duration: The number of years a policy is in force. For example, Duration 1 is the first year the policy is in force and Duration 15 is the 15th year the policy is in force.
Fixed Account: The portion of the Policy Value that earns interest at a fixed rate not less than the guaranteed interest rate as shown under Policy Data.
Fixed Account Value: The portion of the Policy Value that you allocate to the Fixed Account, including Indebtedness.
Funds: Mutual funds or portfolios, each with a different investment objective. (See “The Variable Account and the Funds.”) Each of the Subaccounts of the Variable Account invests in a specific one of these Funds.
Good Order: We cannot process your transaction request relating to the policy until we have received the request in Good Order at our Service Center. “Good Order” means the actual receipt of the requested transaction in writing, along with all information, forms and supporting legal documentation necessary to effect the transaction. To be in “Good Order,” your instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions. This information and documentation generally includes your completed request; the policy number; the transaction amount (in dollars); the names of and allocations to and/or from the Subaccounts, the Indexed Accounts and the Fixed Account affected by the requested transaction; Social Security Number or Taxpayer Identification Number; and any other information, forms or supporting documentation that we may require. For certain transactions, at our option, we may require the signature of all policy Owners for the request to be in Good Order. With respect to purchase requests, “Good Order” also generally includes receipt of sufficient payment by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.
Insurance Age: The age of an Insured, based upon his or her nearest birthday on the date of the application.
Insured: The person(s) whose life(ves) is/are insured by the policy.
Lapse: The policy ends without value and no death benefit is paid.
Monthly Date: The same day each month as the Policy Date. If there is no Monthly Date in a calendar month, the Monthly Date is the first day of the next calendar month.
Net Amount at Risk: A portion of the death benefit equal to the current death benefit divided by the guaranteed interest rate factor shown under Policy Data minus the Policy Value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.
Net Premium: The premium paid minus the premium expense charge.
No-Lapse Guarantee (NLG): A feature of the policy guaranteeing that the policy will remain in force over the No-Lapse Guarantee Period even if the Cash Surrender Value is insufficient to pay the monthly deduction. This feature is in effect as long as certain premium payment requirements are met.
No-Lapse Guarantee Period: The maximum duration the NLG can be in effect if the premium payment requirements are met. The No-Lapse Guarantee Period is shown under Policy Data and depends on the youngest Insured’s Insurance Age.
No-Lapse Guarantee Premium: The premium amount used to determine if the NLG is in effect. The NLG Premium is shown under Policy Data and depends on the Insureds’ Insurance Ages, sexes (unless unisex rates are required by law), Risk Classifications, optional insurance benefits added by rider, the initial Specified Amount and death benefit option.
Owner: The entities to which, or individuals to whom, we issue the policy or to whom you subsequently transfer ownership. The Owner is authorized to make changes to the policy and request transactions involving Policy Value. In the prospectus “you” and “your” refer to the Owner.

4    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Policy Anniversary: The same day and month as the Policy Date each year the policy remains in force.
Policy Data: The portion of the policy that includes specific information on your policy regarding your policy’s benefits, amount and duration of guaranteed charges, premium information, and other benefit data applicable to the Insureds.
Policy Date: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months. The Policy Date is shown under Policy Data.
Policy Value: The sum of the Fixed Account Value plus the Variable Account Value plus the values of the Indexed Account(s).
Proceeds: The amount payable under the policy as follows:
•	Upon death of the last surviving Insured prior to the date the youngest Insured has reached Attained Insurance Age 120, Proceeds will be the death benefit in effect as of the date of the last surviving Insured’s death, minus any Indebtedness.
•	Upon death of the last surviving Insured on or after the youngest Insured has reached Attained Insurance Age 120, Proceeds will be the greater of:
—	the Policy Value on the date of the last surviving Insured’s death minus any Indebtedness on the date of that Insured’s death; or
—	the death benefit at the youngest Insured’s Attained Insurance Age Policy Anniversary minus any partial surrenders and partial surrender fees occurring after the youngest Insured’s Policy Anniversary minus any Indebtedness on the date of the last surviving Insured’s death.
•	On surrender of the policy, the Proceeds will be the Cash Surrender Value.
Pro Rata Basis: Method for allocating amounts to the Fixed Account and to each of the Subaccounts. It is proportional to the value (minus Indebtedness in the Fixed Account) that each bears to the total Policy Value (minus Indebtedness and minus the values of the Indexed Accounts).
Risk Classification: A group of insureds that RiverSource Life expects will have similar mortality experience.
RiverSource Life: In this prospectus, “we,” “us,” “our” and “RiverSource Life” refer to RiverSource Life Insurance Company.
Scheduled Premium: A premium you select at the time of application, of a level amount, at a fixed interval of time.
Service Center: Our department that processes all transaction and service requests for the policies. We consider all transaction and service requests received when they arrive in Good Order at the Service Center. Any transaction or service requests sent or directed to any location other than our Service Center may end up delayed or not processed. Our Service Center address and telephone number are listed on the first page of the prospectus.
Specified Amount: An amount we use to determine the death benefit and the Proceeds payable upon death of the last surviving Insured prior to the youngest Insured’s Attained Insurance Age 120 Policy Anniversary. We show the initial Specified Amount in your policy.
Subaccounts: Each Subaccount is a separate investment division of the Variable Account and invests in a particular portfolio or Fund.
Surrender Charge: A charge we assess against the Policy Value at the time of surrender, or if the policy Lapses, during the first ten years of the policy and for ten years after an increase in coverage.
Valuation Date: Any normal business day, Monday through Friday, on which the New York Stock Exchange (NYSE) is open, up to the time it closes, generally 4:00 PM Eastern Time. At the NYSE close, the next Valuation Date begins. We calculate the Accumulation Unit value of each Subaccount on each Valuation Date. If we receive your transaction request at our Service Center before the Close of Business, we will process your transaction using the Accumulation Unit value we calculate on the Valuation Date we received your transaction request in Good Order. On the other hand, if we receive your transaction request in Good Order at our Service Center at or after the Close of Business, we will process your transaction using the Accumulation Unit value we calculate on the next Valuation Date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the Close of Business in order for us to process it using the Accumulation Unit value we calculate on that Valuation Date. If you were not able to complete your transaction before the Close of Business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the Accumulation Unit value we calculate on the next Valuation Date.
Valuation Period: The interval that commences at the Close of Business on each Valuation Date and goes up to the Close of Business on the next Valuation Date.
Variable Account: RiverSource Variable Life Separate Account consisting of Subaccounts, each of which invests in a particular Fund. The Policy Value in each Subaccount depends on the performance of the particular Fund.
Variable Account Value: The sum of the values that you allocate to the Subaccounts of the Variable Account.

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Key Information Table
Important Information You Should Consider About the Contract
	FEES AND EXPENSES			Location in Statutory Prospectus
Charges for Early Withdrawals	If you surrender your policy for its full Cash Surrender Value, or the policy Lapses, during the first ten years and for ten years after requesting an increase in the Specified Amount, you will incur a surrender charge. The surrender charges are set based on various factors such as the Insureds’ Insurance Ages (or Attained Insurance Ages at the time of a requested increase in the Specified Amount), Risk Classifications, genders and the number of years the policy has been in force (or for the number of years from the effective date of an increase in Specified Amount). The surrender charges are shown under the Policy Data page of your policy.			Fee Tables
Transaction Charges	In addition to surrender charges, you may also incur charges on other transactions, such as a premium expense charge, partial surrender charge, express mail fee, electronic fund transfer fee, and fees imposed when exercising your rights under certain riders and benefits under the policy. If you take a loan against the policy, you will be charged a loan interest rate on any outstanding balance until the loan is paid off.			Fee Tables
Ongoing Fees and Expenses (annual charges)	In addition to surrender charges and transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of certain optional benefits available under the policy. Such fees and expenses are set based on various factors such as the Insureds’ Risk Classifications, Issue Ages, genders and the number of years the policy is in force. You should review the rates, fees and charges under the Policy Data page of your policy.
	You will also bear expenses associated with the Funds offered under the policy, as shown in the following table:			Fee Tables
	Annual Fee	Minimum	Maximum
	Underlying Fund options (Funds fees and expenses)(1)	0.26%	4.14%
(1) As a percentage of fund assets.
RISKS
Risk of Loss	You can lose money by investing in this policy including loss of principal.			Principal Risks
Not a Short-Term Investment	The policy is a long-term investment that is primarily intended to provide a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death.
The policy is not suitable as a short-term investment and may not be appropriate for an investor who needs ready access to cash.
Your policy has little or no Cash Surrender Value in the early policy years. During early policy years the Cash Surrender Value may be less than the premiums you pay for the policy.
	Your ability to take partial surrenders is limited. You cannot take partial surrenders during the first policy year.			Principal Risks

6    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

	RISKS	Location in Statutory Prospectus
Risks Associated with Investment Options	• You can lose cash value due to adverse investment experience. There is no minimum guaranteed cash value under the Subaccounts of the Variable Account.
• If the death benefit is option 2, the death benefit could decrease from the death benefit on the previous Valuation Date due to adverse investment experience.
• Your policy could Lapse due to adverse investment experience if the No-Lapse Guarantee is not in effect and you do not pay the premiums needed to maintain coverage.
• Each investment option (including the Fixed Account and the Indexed Accounts) has its own unique risks.
	• You should review the investment options before making an investment decision.	Principal Risks The Variable Account and the Funds
Insurance Company Risks	An investment in the policy is subject to the risks related to us. Any obligations (including under the Fixed Account and the Indexed Accounts) or guarantees and benefits of the policy that exceed the assets of the Variable Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about RiverSource Life, including our financial strength ratings, is available by contacting us at 1-800-862-7919.
	Additional information regarding the financial strength of RiverSource Life can be accessed at: strengthandsoundness.com.	Principal Risks The General Account
Policy Lapse	Insufficient premium payments, fees and expenses, poor investment performance, full and partial surrenders, and unpaid loans or loan interest may cause the policy to Lapse. There is a cost associated with reinstating a Lapsed policy. Death benefits will not be paid if the policy has Lapsed.	Keeping the Policy in Force
RESTRICTIONS
Investment Options	• We reserve any right to limit transfers of value from a Subaccount to one or more Subaccounts or to the Fixed Account to five per policy year, and we may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission.
• Your transfers among the Subaccounts are subject to policies designed to deter market timing.
• The minimum transfer amount from an investment option is $50, if automated, and $250 by mail or telephone.
• On the youngest Insured’s Attained Insurance Age 120 anniversary, any Policy Value in the Subaccounts will be transferred to the Fixed Account and may not be transferred to any Indexed Account.
• You may only transfer between Subaccounts and the Fixed Account on a Policy Anniversary, unless you automate such transfers.
• Restrictions into and out of the Indexed Accounts apply.
• We reserve the right to close, merge or substitute Funds as investment options. We also reserve the right, upon notification to you, to close or restrict any Funds. We will obtain any necessary approval of the Securities and Exchange Commission.
	• We generally limit premium payments in excess of $1,000,000.	Transfers Among the Fixed Account, Indexed Accounts and Subaccounts Substitution of Investments Optional Benefits — Investment Allocation Restrictions for Certain Benefit Riders
Optional Benefits	• Certain restrictions and limitations apply under the policy’s optional benefits. • Certain optional benefits are only available at policy issuance.	Additional Information About Standard Benefits (Other than Standard Benefits)

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    7

	TAXES	Location in Statutory Prospectus
Tax Implications	• You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy.
	• If your policy is a modified endowment contract, you may have to pay a tax penalty if you take a withdrawal before age 59½.	Taxes
CONFLICTS OF INTEREST
Investment Professional Compensation	In general, we pay selling firms and their sales representatives’ compensation for selling the policy.
	In addition to commissions, we may, in order to promote sales of the policies, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. These promotional incentives or reimbursements may be calculated as a percentage of the selling firm’s aggregate, net or anticipated sales and/or total assets attributable to sales of the policy, and/or may be a fixed dollar amount. Selling firms and their sales representatives may have a financial incentive to recommend the policy over another investment.	Distribution of the Policy
Exchanges	If you already own an insurance policy, some financial representatives may have a financial incentive to offer you a new policy in place of one you already own. You should only exchange an existing policy if you determine, after comparing the features, fees and risks of both policies, that it is better for you to purchase the new policy rather than continue to own your existing policy.	For additional information, see 1035 exchanges under Other Tax Considerations

8    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Overview of the Policy
Purpose
The purpose of the policy is to provide life insurance protection on the life of two Insureds and to potentially build Policy Value. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death. This Policy may be appropriate for you if you have a long investment time horizon and the Policy’s terms and conditions are consistent with your financial goals. It is not intended for people whose liquidity needs require early or frequent withdrawals or for people who intend to frequently trade in the policy’s variable investment options.
We pay death benefit proceeds to the chosen Beneficiary when the last surviving Insured person under the Policy dies. You tell us how much life insurance coverage you want. We call this the “Specified Amount” of insurance. Death benefit proceeds may be increased by any additional death benefit you have elected, and will be decreased by any outstanding Policy loans and loan interest.
Premiums
In applying for your policy, you decide how much you intend to pay and how often you will make any additional payments.
The policy also includes a No-Lapse Guarantee benefit, which, subject to certain requirements, guarantees the policy will remain in force even if the Cash Surrender Value is insufficient to pay the monthly deduction.
You will choose a Scheduled Premium at the time of application. The Scheduled Premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip Scheduled Premium payments at any time if your Cash Surrender Value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the No- Lapse Guarantee in effect.
You may also make unscheduled premium payments at any time and in any amount of at least $25.
We reserve the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the youngest Insured’s Attained Insurance Age 120 Policy Anniversary.
Your policy may Lapse if you do not pay the premiums needed to maintain coverage. In that case, we will not pay a death benefit.
Allocation of Premiums
We will hold any premium paid prior to the Policy Date. As of the Policy Date, we will allocate the Net Premium to the accounts you have selected in your application.
You may direct your Net Premiums or transfers to:
•	A Fixed Account,
•	Indexed Accounts, or
•	Subaccounts that invest in underlying Funds.
A complete list of underlying Funds available under the Policy can be found at the back of this document.
Policy Features
•	Flexibility. The policy is designed to be flexible. While the at least one of the Insureds are living, you, as the Owner of the policy, may exercise all of the rights and options described in the policy. You may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your Policy Value or premium will be added to the Specified Amount when determining proceeds payable to the Beneficiary upon the last surviving Insured’s death, and (5) add or delete certain other optional benefits that we make available by rider to your policy, as permitted.
•	Accessing Your Money. At any time while the policy is in force, you may fully surrender your policy in return for its Cash Surrender Value. A full surrender will terminate your policy and it cannot be reinstated. At any time after the first policy year, you may partially surrender your policy’s Cash Surrender Value. A partial surrender must be at least $500. Partial surrenders will also reduce your Policy Value and death benefit and will increase your risk of Lapse. Full surrenders may be subject to Surrender Charges and partial surrenders are subject to surrender processing fees.
•	Death Benefit Options. You must choose between death benefit Option 1, Option 2 or Option 3 at the time of your application. After choosing a death benefit option, you may change it at any time prior to the youngest Insured’s Attained Insurance Age 120.
•	Death Benefit Option 1: Provides for a death benefit that is equal to the greater of (a) the Specified Amount and (b) a percentage of Policy Value.

    9

•	Death Benefit Option 2: Provides for a death benefit that is equal to the greater of (a) the Specified Amount plus the Policy Value and (b) a percentage of Policy Value.
•	Death Benefit Option 3: Provides for a death benefit that is equal to the greater of (a) the lesser of (i) the Specified Amount plus premiums paid, less partial surrenders and any partial surrender fees, or (ii) the Death Benefit Option 3 Limit shown in your Policy Data pages; and (b) a percentage of Policy Value.
•	Loans. You may take a loan from your policy at any time. The maximum amount of a new loan you may take is 90% of the Cash Surrender Value. The minimum loan you may take is $500. When you take a loan, we remove from your investment options an amount equal to your loan and hold that part of your Policy Value in the Fixed Account as loan collateral. We charge interest on your loan. The loan collateral does not participate in the investment performance of the Subaccounts, nor does it receive indexed interest. Taking a loan may have adverse tax consequences, will reduce the death benefit, and will increase your risk of Lapse.
•	Tax Treatment. The policy is designed to afford the tax treatment of a qualifying life insurance policy under federal law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the Beneficiary. In addition, under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made income tax free. The tax treatment of policy loans and distributions may vary depending on whether the policy is a modified endowment contract. Neither distributions nor loans from a policy that is not a modified endowment contract are subject to the 10% penalty tax.
•	Optional Benefit Riders: The policy offers additional benefits, or “riders,” that provide you with supplemental benefits under the policy at an additional cost. Availability of riders varies from state to state. These riders, which are only available at policy issue, include:
•	Rider that provides a partial waiver of the Surrender Charge upon a full surrender (i.e., Accounting Value Increase Rider).
•	Policy Split Option Rider that permits a policy to be split into two individual permanent plans of life insurance then offered by us for exchange (i.e., Policy Split Option Rider).
•	Rider that provides an additional, pre-set death benefit if the last surviving Insured dies during the first four years of a policy (i.e., Four-Year Term Rider).
•	Additional “Standard” Riders, Features and Services. Additional riders, features and services under the policy are summarized below. There are no additional charges associated with these features and services.
•	Automated Transfers. This feature allows you to automatically transfer Policy Value from either a Subaccount or the Fixed Account to one or more Subaccounts and the Indexed Accounts on a regular basis. Via automated transfers you can take advantage of a dollar cost averaging strategy where you invest in one or more Subaccounts on a regular basis, for example monthly, instead of investing a large amount at one point in time. This systematic approach can help you benefit from fluctuations in Accumulation Unit values caused by the fluctuations in the value of the underlying Fund.
•	Asset Rebalancing. The automatic rebalancing feature automatically rebalances your Policy Value in the Subaccounts to correspond to your premium allocation designation. Asset rebalancing does not count towards the number of free transfers per policy year.
•	No-Lapse Guarantee. Guarantees the policy will remain in force over the No-Lapse Guarantee Period even if the Cash Surrender Value is insufficient to pay the monthly deduction. This feature is in effect so long as certain requirements are met.
•	Riders that help prevent your policy from Lapsing (i.e., Overloan Protection Benefit).
•	Policy Value Credit. We may periodically apply a credit to your Policy Value.

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Fee Tables
The following tables describe the fees and expenses that you will pay when buying, owning and surrendering or making withdrawals from the policy. Please refer to your Policy Data page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender or make withdrawals from the policy or transfer cash value between investment options.
Transaction Fees
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Maximum Sales Charge Imposed on Premiums (Load)(a)	When you pay premium.	6% of each premium payment.

Premium Taxes	When you pay premium as part of the premium expense charge.	A portion of the premium expense charge is used to pay state premium taxes imposed on us by state and governmental subdivisions. See discussion under “Premium Expense Charge.”

Maximum Deferred Sales Charge (Load)(b)	When you surrender your policy for its full Cash Surrender Value, or the policy Lapses, during the first ten years and for ten years after requesting an increase in the Specified Amount.	Rate per $1,000 of initial Specified Amount:
Minimum: $7.3347 — Female, Standard NonTobacco, Insurance Age 20; Male, Standard NonTobacco, Insurance Age 85.
Maximum: $42.8280 – Female, Standard Tobacco, Insurance Age 72; Male, Standard Tobacco, Insurance Age 72.
Representative Insured: $20.2079 – Female, Super Preferred, Nontobacco, Age 55; Male, Standard Nontobacco, Insurance Age 55.

Other Surrender Fees(c)	When you surrender part of the value of your policy.	The lesser of:
• $25; or
• 2% of the amount surrendered.

Transfer Fees	N/A	N/A

Fees for Express Mail and Electronic Fund Transfers of Loan or Surrender Proceeds	When you take a loan or surrender and proceeds are sent by express mail or electronic fund transfer.	• $30 — United States.
• $35 — International.

Interest Rate on Loans	Charged daily and due at the end of the policy year.	• 3% for policy years 1-10;
• 1.00% for policy years 11+

Overloan Protection Benefit (OPB)	Upon exercise of benefit.	3% of the Policy Value

Policy Split Option Rider (PSO)	Upon exercise of the benefit.	$250

(a)	We call this the premium expense charge in other places in this prospectus.
(b)	We call this a Surrender Charge in other places in this prospectus, and it is level for the first five policy years and then it decreases monthly until it reaches $0 at the end of year 10. This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.
(c)	We call this the partial Surrender Charge in other places in this prospectus.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    11

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.
Periodic Charges Other than Annual Fund Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Policy Fee		$10 per month for initial Specified Amounts below $2,000,000.

Cost of Insurance Charge(a)	Monthly.	Monthly rate per $1,000 of Net Amount at Risk:
Minimum: $0.00000027 — Female, Super Preferred, Nontobacco Insurance Age 20; Female, Super Preferred, Nontobacco, Insurance Age 20; Duration 1.
Maximum: $49.0033215 — Male, Standard Tobacco, Insurance Age 85; Male, Standard Tobacco, Insurance Age 85, Duration 35.

Representative Insured: $0.0000147 – Female, Super Preferred, Nontobacco, Insurance Age 55; Male, Standard, Nontobacco, Age 55: Duration 1.

Administrative Charge(a)	Monthly.	Rate per $1,000 of initial Specified Amount:
Minimum: $0.056 — Female, Super Preferred Nontobacco, Insurance Age 20; Female, Super Preferred Nontobacco, Insurance Age 20; Durations 1-10.
Maximum: $1.556; Male, Standard Tobacco, Age 85; Male, Standard Tobacco, Insurance Age 85; Durations 1-10

Representative Insured: Female, Super Preferred Nontobacco, Age 55; Male, Standard Nontobacco, Insurance Age 55.
Current: $0.252 per month, Durations 1-10.

Indexed Account Charge(b)	Monthly.	Annual rate of 0.60% applied monthly.

Mortality and Expense Risk Charge	Monthly.	Annual rate of 0.00% applied monthly to the Variable Account Value.

Optional Benefit Charges:

(a)	This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.
(b)	The Indexed Account charge is equal to the sum of the charges for all Indexed Accounts. The charge for an Indexed Account is equal to the current Indexed Account charge for that Indexed Account multiplied by the sum of the Segment values corresponding to that Indexed Account as of the Monthly Date.

12    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Periodic Charges Other than Annual Fund Expenses (continued)
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Accounting Value Increase Rider (AVIR)(a)	Monthly.	Monthly rate per $1,000 of Specified Amount:
Minimum: $0.0329 — Female, Nontobacco, Insurance Age 85; Male Nontobacco, Insurance Age 85.
Maximum: $0.0475 — Female, Nontobacco, Insurance Ages 35-55; Male Nontobacco, Insurance Ages 35-55.

Representative Insured: $0.0475 — Female, Nontobacco, Age 55; Male, Nontobacco, Insurance Age 55.

Four-Year Term Insurance Rider (FYT)(a)(b)	Monthly.	Monthly rate per $1,000 of Net Amount at Risk:
Minimum: $0.00000027 — Female, Super Preferred, Nontobacco, Insurance Age 20; Female, Super Preferred, Nontobacco, Insurance Age 20, Duration 1.
Maximum: $2.3592616 — Male, Standard Tobacco, Insurance Age 85; Male, Standard Tobacco, Insurance Age 85; Duration 4.

Representative Insured: $0.0000147 – Female, Super Preferred Nontobacco, Insurance Age 55; Male, Standard Nontobacco, Age 55; Duration 1.

(a)	This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.
(b)	This rider will terminate if one of the following circumstances occurs: (1) four-year Anniversary date shown in the policy; or (2) if the PSO rider is exercised.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    13

Total Annual Operating Expenses of the Funds
The next table provides the minimum and maximum total operating expenses charged by the underlying Funds that you may pay periodically during the time that you own the policy. A complete list of Funds available under the policy, including their annual expenses, may be found at the back of this document.
Total Annual Fund Expenses	Minimum(%)	Maximum(%)
(expenses deducted from the fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.26	4.14

14    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Principal Risks of Investing in the Policy
Policy Risk	What It Means
Risks of Poor Investment Performance	If you direct your Net Premiums or transfer your Policy’s Value to a Subaccount that drops in value:
• You can lose cash values due to adverse investment experience. There is no minimum guaranteed cash value under the Subaccounts of the Variable Account.
• If the death benefit option is option 2, the death benefit could decrease from the death benefit on the previous Valuation Date due to adverse investment experience (but at no time will it be less than the Specified Amount).
• Your policy could Lapse due to adverse investment experience if the NLG is in not effect and you do not pay the premiums needed to maintain coverage.

The Policy is Unsuitable as a Short-term Savings Vehicle	The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death.
The policy is not suitable as a short-term investment. Your policy has little or no Cash Surrender Value in the early policy years. Surrender Charges apply to this policy for the first ten years and ten years and after an increase in the Specified Amount. Surrender Charges can significantly reduce Policy Values. During early policy years the Cash Surrender Value may be less than the premiums you pay for the policy.
Your ability to take partial surrenders is limited. You cannot take partial surrenders during the first policy year.

Risks of Policy Lapse	If you do not pay the premiums needed to maintain coverage:
• We will not pay a death benefit if your policy Lapses.
• Also, the Lapse may have adverse tax consequences. (See “Tax Risk.”)
Your policy may Lapse due to Surrender Charges.
• Surrender Charges affect the surrender value, which is a measure we use to determine whether your policy will enter a grace period (and possibly Lapse, which may have adverse tax consequences, see “Tax Risk”). A partial surrender will reduce the Policy Value and the death benefit and may terminate the NLG.
If you take a loan against your policy.
• Taking a loan increases the risk of:
— policy Lapse (which may have adverse tax consequences, see “Tax Risk”);
— a permanent reduction of Policy Value;
— reducing the death benefit.
• Taking a loan may also terminate the NLG.
Your policy can Lapse due to poor investment performance.
• Your policy could Lapse due to adverse investment experience if the NLG is not in effect and you do not pay the premiums needed to maintain coverage.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    15

Policy Risk	What It Means
• The Lapse may have adverse tax consequences (See “Tax Risk”).

Exchange/Replacement Risk	You exchange or replace another policy to buy this one.
• You may pay Surrender Charges on the old policy.
• The new policy has Surrender Charges, which may extend beyond those in the old policy.
• The new policy’s Surrender Charges may be higher than the Surrender Charges in old policy.
• You may be subject to new incontestability and suicide periods on the new policy.
• You may be in a higher insurance risk rating category in the new policy which may increase the cost of the policy.
• If a partial surrender is taken prior to the exchange, you may have adverse tax consequences.
• The exchange may have adverse tax consequences. (See “Tax Risk.”)
You use cash values or dividends from another policy to buy this one, without fully surrendering the other policy.
• If you borrow from another policy to buy this one, the loan reduces the death benefit on the other policy. If you fail to repay the loan and accrued interest, you could lose the other coverage and you may be subject to income tax if the policy Lapses or is surrendered with a loan against it. You may have adverse tax consequences. (See “Tax Risk.”)
• If you surrender cash value from another policy to buy this one, you could lose coverage on the other policy. Also, the surrender may be subject to income tax. You may have adverse tax consequences. (See “Tax Risk.”)

Limitations on Access to Cash Value Through Withdrawals	Your ability to take partial surrenders is limited. You cannot take partial surrenders during the first policy year.

Possibility of Adverse Tax Consequences	A policy may be classified as a “modified endowment contract” (MEC) for federal income tax purposes when issued. If a policy is not a MEC when issued, certain changes you make to the policy may cause it to become a MEC.
• Any taxable earnings come out first on surrenders or loans from a MEC policy or an assignment or pledge of a MEC policy. Investment in the policy comes out second. Federal income tax on these earnings will apply. State and local income taxes may also apply. If you are under age 59½, a 10% penalty tax may also apply to these earnings.
If you exchange or replace another policy to buy this one.
• If you replace the old policy and it is not part of an exchange under Section 1035 of the Code, there may be adverse tax consequences if the total Policy Value (before reductions for outstanding loans, if any) exceeds your investment in the old policy.

16    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Policy Risk	What It Means
• If you replace the old policy as part of an exchange under Section 1035 of the Code and there is a loan on the old policy, there may be adverse tax consequences if the total Policy Value (before reductions for the outstanding loan) exceeds your investment in the old policy.
• The new policy may be or may become a MEC even if the old policy was not a MEC. See discussion under “Modified Endowment Contracts”.
• The exchange may require a portion of the cash value of the old policy to be distributed in order to qualify the new policy as a life insurance policy for federal tax purposes.
If your policy Lapses or is fully surrendered with an outstanding policy loan, you may experience a significant tax cost.
• You will be taxed on any earnings in the policy. Generally, a policy has earnings to the extent the cash value plus any outstanding loans exceeds the investment in the contract.
• For non-MEC policies, it could be the case that a policy with a relatively small existing cash value could have significant as yet untaxed earnings that will be taxed upon Lapse or surrender of the policy.
• For MEC policies, earnings are the remaining earnings (any earnings that have not been previously taxed) in the policy, which could be a significant amount depending on the policy.
The investments in the Subaccount are not adequately diversified.
• If a policy fails to qualify as a life insurance policy because it is not adequately diversified, the policyholder must include in gross income the “income on the contract” (as defined in Section 7702(g) of the Code).
Congress may change how a life insurance policy is taxed at any time.
The interpretation of current tax law is subject to change by the Internal Revenue Service (IRS) or the courts at any time.
• You could lose any or all of the specific federal income tax attributes and benefits of a life insurance policy including tax-deferred accrual of cash values and income tax free death benefits.
• For non-MEC policies you could lose your ability to take non-taxable distributions or loans from the policy.
• Typically, changes of this type are prospective only, but some or all of the attributes could be affected.
The IRS may determine that you are the Owner of the Fund shares held by our Variable Account.
• You may be taxed on the income of each Subaccount to the extent of your interest in the Subaccount.

Fund Risks	A comprehensive discussion of the risks of each Fund in which the Subaccounts invest may be found in each Fund’s prospectus. Please refer to the prospectuses for the Funds for more information. The investment advisers cannot guarantee that the Funds will meet their investment objectives.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    17

Policy Risk	What It Means
Market Risk	Variable life insurance is a complex vehicle that is subject to market risk, including the potential loss of principal invested.
• You may experience loss in Policy Value due to factors that affect the overall performance of the financial markets.

Financial Strength and Claims Paying Ability Risk	All insurance benefits, including the death benefit, and all guarantees, including those related to the Fixed Account and Indexed Accounts, are general account obligations that are subject to the financial strength and claims paying ability of RiverSource Life.

Effects of COVID-19 Pandemic	The coronavirus disease 2019 (“COVID-19”) public health crisis presents ongoing significant economic and societal disruption, and has driven significant volatility in the equity and interest rate markets. Any periods of continued high market volatility, and your individual circumstances (e.g., your selected allocations and the timing of any purchase payments, transfers, or withdrawals), will affect values under your policy. As part of how we maintain our strong financial strength and claims-paying ability, we continue to reserve amounts for our contractual obligations in accordance with significant state solvency regulations. The extent to which the COVID-19 pandemic may impact financial markets, investment performance under your policy, and our financial strength and claims-paying ability will depend on future developments, which are highly uncertain and cannot be estimated, including the scope and duration of the pandemic and actions taken by governmental authorities, market participants, and other third parties in response to the pandemic.
We have implemented comprehensive strategies to address the operating environment spurred by the pandemic. To promote the safety and security of our employees and to assure the continuity of our business operations, we have implemented a work from home protocol for virtually all of our employee population, restricted business travel, and provided resources for complying with the guidance from the World Health Organization, the U.S. Centers for Disease Control and government authorities. We have been satisfying elevated customer service volumes and our operations teams have continued to operate successfully and without disruptions in service. Our pandemic strategy is flexible and scalable and takes into consideration that a pandemic could be widespread and may occur in multiple waves, affecting different communities at different times with varying levels of severity. We cannot, however, predict the impact that natural or man-made disasters and catastrophes, including the COVID-19 pandemic, may have over near- or longer-term periods.

Cyber Security and Systems Integrity	Increasingly, businesses are dependent on the continuity, security, and effective operation of various technology systems. The nature of our business depends on the continued effective operation of our systems and those of our business partners. This dependence makes us susceptible to operational and information security risks from cyber-attacks.
These risks may include the following:

18    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Policy Risk	What It Means
• the corruption or destruction of data;
• theft, misuse or dissemination of data to the public, including your information we hold; and
• denial of service attacks on our website or other forms of attacks on our systems and the software and hardware we use to run them.
These attacks and their consequences can negatively impact your policy, your privacy, your ability to conduct transactions on your policy, or your ability to receive timely service from us. There can be no assurance that we, the underlying Funds in your policy, or our other business partners will avoid losses affecting your policy due to any successful cyber-attacks or information security breaches.

Conflict of Interest Risks Related to Certain Funds Advised by Columbia Management	We are an affiliate of Ameriprise Financial, Inc., which is the parent company of Columbia Management Investment Advisers, LLC (Columbia Management). Columbia Management acts as investment adviser to several Fund of funds, including managed volatility Funds. As such, it retains full discretion over the investment activities and investment decisions of the Funds. These Funds invest in other registered mutual funds. In providing investment advisory services for the Funds and the underlying funds in which those Funds respectively invest, Columbia Management is, together with its affiliates, including us, subject to competing interests that may influence its decisions. These competing interests typically arise because Columbia Management or one of its affiliates serves as the investment adviser to the underlying Funds and may provide other services in connection with such underlying Funds, and because the compensation we and our affiliates receive for providing these investment advisory and other services varies depending on the underlying Fund.

Managed Volatility Funds’ Risks	Managed volatility Funds employ a strategy designed to reduce overall volatility and downside risk. These Funds may also be used in conjunction with guaranteed living benefit riders we offer with various annuity contracts. Conflicts may arise because the manner in which these Funds and their strategies are executed by Columbia Management are expected to benefit us by reducing our financial risk and expense in offering guaranteed living benefit riders. Managed volatility Funds employ a strategy to reduce overall volatility and downside risk when markets are declining and market volatility is high. A successful strategy may result in less gain in your Policy Value during rising markets with higher volatility when compared to Funds not employing a managed volatility strategy. Although an investment in the managed volatility Funds may mitigate declines in your Policy Value due to declining equity markets, the Funds’ investment strategies may also curb or decrease your Policy Value during periods of positive performance by the equity markets. There is no guarantee that any of the Funds’ strategies will be successful. Costs associated with running a managed volatility strategy may also adversely impact the performance of managed volatility Funds.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    19

Loads, Fees and Charges
Policy charges primarily compensate us for:
•	providing the insurance benefits of the policy;
•	issuing the policy;
•	administering the policy;
•	assuming certain risks in connection with the policy; and
•	distributing the policy.
We deduct some of these charges from your premium payments. We deduct others periodically from your Policy Value in the Fixed Account, Indexed Accounts and/or Subaccounts. We may also assess a charge if you surrender your policy or the policy Lapses. We may profit from one or more of the charges we collect under the policy. We may use these profits for any corporate purpose.
Transaction Fees
Surrender Charge
If you surrender your policy or the policy Lapses during the first ten policy years or in the ten years following an increase in Specified Amount, we will reduce your Policy Value, minus Indebtedness, by the applicable Surrender Charge.
The Surrender Charge primarily reimburses us for costs of issuing the policy, such as processing the application (mostly underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.
The maximum Surrender Charge for the initial Specified Amount is shown in your policy. It is based on the Insureds’ Insurance Ages, sexes, Risk Classifications and the initial Specified Amount. The maximum Surrender Charge for the initial Specified Amount will remain level for the first five policy years and then decrease monthly until it is zero at the end of the tenth policy year. If you increase the Specified Amount, an additional maximum Surrender Charge will apply. The additional maximum Surrender Charge will be based on the Insureds’ Attained Insurance Age at the time of the increase, sexes, Risk Classifications and the amount of the increase. The additional maximum surrender charges will remain level for the first five years following the increase and then decrease monthly until it is zero at the end of the tenth year following the increase.
The following table illustrates the maximum Surrender Charge for  for two Insureds: male, Insurance Age 55 qualifying for standard non-tobacco rates and female, Insurance Age 55, qualifying for super preferred non-tobacco rates. We assume the Specified Amount to be $1,500,000.
Lapse or surrender at beginning of year	Maximum Surrender Charge
1	$30,311.86
2	30,311.86
3	30,311.86
4	30,311.86
5	30,311.86
6	29,806.66
7	23,744.29
8	17,681.92
9	11,619.55
10	5,557.17
11	0.00
The maximum Surrender Charge is the number of thousands of dollars of initial Specified Amount multiplied by a rate based on the youngest Insured's issue age multiplied by a rate based on the oldest Insured's issue age. Both rates are based on Risk Classifications of the Insureds (i.e. standard or nontobacco). In the example above, the initial Specified Amount is $1,500,000 the Insureds are male, Insurance Age 55 qualifying for standard nontobacco rates and female, Insurance Age 55 qualifying for super preferred rates; the youngest Insured's is $23.788 and the oldest Insured's rate is $0.8495. The maximum Surrender Charge is $1,500 multiplied by $23.788, which equals $30,311.86.

20    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Partial Surrender Charge
If you surrender part of the value of your policy, we will charge you $25 (or 2% of the amount surrendered, if less). We guarantee that this charge will not increase for the duration of your policy.
Premium Expense Charge
We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the Net Premium, to the accounts you have selected. The premium expense charge is 6% of each premium payment. The premium expense charge, in part, compensates us for expenses associated with administering and distributing the policy, including agents’ commissions, advertising and printing of prospectuses and sales literature. (The Surrender Charge, discussed under “Surrender Charge” and the administrative charge, discussed under “Administrative charge” below, also may partially compensate us for these expenses.) The premium expense charge also may compensate us for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.
Overloan Protection Benefit
If you exercise this benefit, we will charge you 3% of your Policy Value.
Policy Split Option Rider
If you exercise this benefit, we will charge you $250.
Base Policy Charges
Monthly Deduction
On each Monthly Date we deduct from the value of your policy in the Fixed Account, Indexed Accounts and/or Subaccounts an amount equal to the sum of:
1. the cost of insurance for the policy month;
2. the policy fee shown in your policy;
3. the monthly administrative charge;
4. the monthly mortality and expense risk charge;
5. the Indexed Account charge; and
6. charges for any optional insurance benefits provided by rider for the policy month.
We explain each of the six components below.
You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the Fixed Account and from each of the Subaccounts. You may change these percentages for future monthly deductions by writing to us.
We will take monthly deductions from the Fixed Account and the Subaccounts on a Pro Rata Basis if:
•	you do not specify the accounts from which you want us to take the monthly deduction; or
•	the value in the Fixed Account or any Subaccount is insufficient to pay the portion of the monthly deduction you have specified.
When the Fixed Account, minus any Indebtedness, and the Subaccounts are exhausted, the monthly deduction will be taken from the Indexed Accounts. See “Order of Deductions from Policy Value” for further discussion.
If the Cash Surrender Value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may Lapse. However, the policy will not Lapse if the NLG is in effect and the premium payment requirements have been met. (See the “No-Lapse Guarantee,” “Grace Period” and “Reinstatement” for further discussion.)
The following are charged each month prior to the youngest Insured’s Attained Insurance Age 120:
1.	Cost of Insurance: primarily, this is the cost of providing the death benefit under your policy. It depends on:
•	the amount of the death benefit;
•	the Policy Value; and
•	the cost of insurance rate.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    21

The cost of insurance for a policy month is calculated as: [a × (b – c)] + d where:
“a”	is the monthly cost of insurance rate based on the each Insured’s Insurance Age, duration, sex and Risk Classification. Generally, the cost of insurance rate will increase as the Attained Insurance Age of each of the Insureds increases.
We set the rates based on our expectations of mortality, future investment earnings, persistency and expenses. Our current monthly cost of insurance rates are less than the maximum monthly cost of insurance rates guaranteed in the policy. We reserve the right to change rates from time to time; any change will apply to all individuals of the same Risk Classification. However, rates will not exceed the guaranteed maximum monthly cost of insurance rates shown in your policy. All rates are based on the 2017 Commissioners Standard Ordinary (CSO) Smoker and Nonsmoker Mortality Tables, Age Nearest Birthday.
“b”	is the death benefit on the Monthly Date divided by 1.0008295381 (which reduces our Net Amount at Risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 1%).
“c”	is the Policy Value on the Monthly Date. At this point, the Policy Value has been reduced by the administrative charge, mortality and expense risk charge, the policy fee and any charges for optional riders.
“d”	is any flat extra insurance charges we assess as a result of special underwriting considerations.
2. Policy fee: $10.00 per month for initial Specified Amounts below $2,000,000 and $0.00 per month for initial Specified Amounts of $2,000,000 and above. This charge primarily reimburses us for expenses of and administering and distributing the policy, such as processing claims, maintaining records, making policy changes and communicating with Owners. We reserve the right to change the charge in the future, but guarantee that it will never exceed $15.00 per month.
3. Administrative charge: This charge reimburses us, in part, for expenses associated with issuing the policy, such as processing the application and underwriting the policy. It also partially reimburses us for commissions or other compensation paid to selling firms, advertising and printing of the prospectus and sales literature. We reserve the right to change the administrative charge based on our expectations of future investment earnings, persistency, expenses and/or federal and state tax assumptions. However, it will never exceed the guaranteed administrative charge shown in the Policy Data section of the policy.
4. Mortality and expense risk charge: compensates us for assuming the mortality and expense risks under the policy. Currently, the mortality and expense risk charge is 0%. We reserve the right to change the charge in the future, but guarantee that it will never exceed the annual rate of 0.60% applied monthly to the Variable Account Value. (See “Mortality and Expense Risk Charge” for complete discussion.)
(a) × (b)	where:
12
“a” is the Variable Account Value; and
“b” is the mortality and expense risk charge shown in the “Charges Other than Fund Operating Expenses” section of this prospectus.
The charge primarily compensates us for:
•	Mortality risk — the risk that the cost of insurance charge will be insufficient to meet actual claims.
•	Expense risk — the risk that the policy fee, administrative charge and the Surrender Charge (described above) may be insufficient to cover the cost of administering the policy.
Any profit from the mortality and expense risk charge would be available to us for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and Surrender Charges discussed earlier. We will make up any further deficit from our general assets. We reserve the right to change the mortality and expense risk rate based on our expectations of mortality, reinsurance costs, future investment earnings, persistency, expenses, and/or federal and state tax assumptions. However, it will never exceed the guaranteed mortality and expense risk rate shown in the Policy Data section of the policy.
5. Indexed Account charge: compensates us for certain administrative, investment and other expenses we assume in making available the Indexed Account options. The charge is assessed as an asset-based charge and is based on the value of the Segments of an Indexed Account on the Monthly Date.
6. Optional Insurance Benefit Charges: Charges for any optional benefits you add to the policy by rider.

22    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Optional Insurance Benefits
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Policy Split Option Rider (PSO)	Upon exercise of the Rider.	$250

Overloan Protection Benefit (OPB)	Upon exercise of benefit.	3% of the Policy Value.

Four-Year Term Insurance Rider (FYT)(a),(b)	Monthly.	Monthly rate per $1,000 of the cost of insurance amount:
Minimum: $0.00000027 — Female, Super Preferred, Nontobacco, Insurance Age 20; Female, Super Preferred, Nontobacco, Insurance Age 20, Duration 1.
Maximum: $2.3592616 — Male, Standard Tobacco, Insurance Age 85; Male, Standard Tobacco, Insurance Age 85; Duration 4.

Representative Insured: $0.0000147 – Female, Super Preferred Nontobacco, Insurance Age 55; Male, Standard Nontobacco, Age 55; Duration 1.

Accounting Value Increase Rider (AVIR)(a)	Monthly.	Monthly rate per $1,000 of Specified Amount:
Minimum: $0.0329 — Female, Nontobacco, Insurance, Age 85; Male Nontobacco, Insurance Age 85.
Maximum: $0.0475 — Female, Nontobacco, Insurance Ages 35-55; Male Nontobacco, Insurance Ages 35-55.

Representative Insured: $0.0475 — Female, Nontobacco, Age 55; Male, Nontobacco, Insurance Age 55.

(a)	This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.
(b)	This rider will terminate if one of the following circumstances occurs: (1) four-year Anniversary date shown in the policy; or (2) if the PSO rider is exercised.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    23

Payments to the Selling Firms
We may use compensation plans which vary by selling firm. In general, we pay selling firms a commission of up to 90% of the initial target premium in the first policy year, plus up to 2.50% of all premiums in excess of the target premium during the first policy year and 2% on renewal premiums after the first policy year. We determine the target premium, which varies by age, gender, and Risk Classification of each Insured at the time of issue as well as by the Specified Amount of the policy. We pay additional commissions to selling firms if an increase in coverage occurs. We do not pay or withhold payment of commissions based on how you choose to allocate your premiums to the Subaccounts.
Total Annual Operating Expenses of the Funds
Any applicable management fees and other expenses of the Funds are deducted from, and paid out of, the assets of the Funds as described in each Fund’s prospectus.
Effect of Loads, Fees and Charges
Your death benefits, Policy Values and Cash Surrender Values may fluctuate due to an increase or decrease in the following charges:
•	Surrender Charges;
•	cost of optional insurance benefits;
•	policy fees;
•	administrative charges;
•	mortality and expense risk charges;
•	Indexed Account charges;
•	cost of insurance charges; and
•	annual operating expenses of the Funds, including management fees and other expenses.
In addition, your death benefits, Policy Values and Cash Surrender Values may change daily as a result of the investment experience of the Subaccounts.
Other Information on Charges
We may reduce or eliminate various fees and charges on a basis that is fair and reasonable and applies to all policy Owners in the same class. We may do this for example when we incur lower sales costs and/or perform fewer administrative services than usual.
Policy Rights
The purpose of the policy is to provide life insurance protection on the life of two Insureds and to potentially build Policy Value. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death. The Insureds are the people whose lives are insured by the policy. The Owner is the entity or entities to which, or individuals to whom, we issue the policy or to whom you subsequently transfer ownership. The Owner is authorized to make changes to the policy and request transactions involving Policy Value. In the prospectus “you” and “your” refer to the Owner.
Initially, the Beneficiary will be the person you designate in your application for the policy. You may change the Beneficiary by giving us written notice, subject to requirements and restrictions stated in the policy. If you do not designate a Beneficiary, or if the designated Beneficiary dies before the last surviving Insured’s death, the Beneficiary will be you, if living. If you are not living, the Beneficiary will be your estate.
Transfers Among the Fixed Account, Indexed Accounts and Subaccounts
You may transfer Policy Value from one Subaccount to another or between Subaccounts and the Fixed Account or Indexed Accounts. Certain restrictions apply to transfers involving the Fixed Account and the Indexed Accounts. We will process your transfer on the Valuation Date we receive your request. If we receive your transfer request at our Service Center in Good Order before the Close of Business, we will process your transfer using the Accumulation Unit value we calculate on the Valuation Date we received your transfer request. If we receive your transfer request at our Service Center in Good Order at or after the Close of Business, we will process your transfer using the Accumulation Unit value we calculate on the next Valuation Date after we received your transfer request. Before making a transfer, you should consider the risks involved in changing investments. We may suspend or modify transfer privileges at any time.

24    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Market Timing and Disruptive Trading Practices
Market timing can reduce the value of your investment in the policy. If market timing causes the returns of an underlying Fund to suffer, Policy Value you have allocated to a Subaccount that invests in that underlying Fund will be lower too. Market timing can cause you, any joint Owner of the policy and your Beneficiary(ies) under the policy a financial loss.
We seek to prevent market timing. Market timing is frequent or short-term trading activity. We do not accommodate short-term trading activities. Do not buy a policy if you wish to use short-term trading strategies to manage your investment. The market timing policies and procedures described below apply to transfers among the Subaccounts within the policy. The underlying Funds in which the Subaccounts invest have their own market timing policies and procedures. The market timing policies of the underlying Funds may be more restrictive than the market timing policies and procedures we apply to transfers among the Subaccounts of the policy, and may include redemption fees. We reserve the right to modify our market timing policies and procedures at any time without prior notice to you.
Market timing may hurt the performance of an underlying Fund in which a Subaccount invests in several ways, including but not necessarily limited to:
•	diluting the value of an investment in an underlying Fund in which a Subaccount invests;
•	increasing the transaction costs and expenses of an underlying Fund in which a Subaccount invests; and
•	preventing the investment adviser(s) of an underlying Fund in which a Subaccount invests from fully investing the assets of the Fund in accordance with the Fund’s investment objectives.
Funds available as investment options under the policy that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Also, the risks of market timing may be greater for underlying Funds that invest in securities such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.
In order to help protect you and the underlying Fund from the potentially harmful effects of market timing activity, we apply the following market timing policy to discourage frequent transfers of Policy Value among the Subaccounts of the Variable Account:
We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of an asset allocation, dollar-cost averaging or an asset rebalancing program that may be described in this prospectus. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a policy Owner who makes more than three Subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your policy and the terms of your policy. These restrictions or modifications may include, but not be limited to:
•	requiring transfer requests to be submitted only by first-class U.S. mail;
•	not accepting hand-delivered transfer requests or requests made by overnight mail;
•	not accepting telephone or electronic transfer requests;
•	requiring a minimum time period between each transfer;
•	not accepting transfer requests of an agent acting under power of attorney;
•	limiting the dollar amount that you may transfer at any one time;
•	suspending the transfer privilege; or
•	modifying instructions under an automated transfer program to exclude a restricted Fund if you do not provide new instructions.
Subject to applicable state law and the terms of each policy, we will apply the transfer policy described above to all policy Owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.
Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to identify and restrict all market timing activity. In addition, state law and the terms of some policies may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying Funds and may result in lower Policy Values.

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In addition to the market timing policy described above, which applies to transfers among the Subaccounts within your policy, you should carefully review the market timing policies and procedures of the underlying Funds. The market timing policies and procedures of the underlying Funds may be materially different than those we impose on transfers among the Subaccounts within your policy and may include mandatory redemption fees as well as other measures to discourage frequent transfers. As an intermediary for the underlying Funds, we are required to assist them in applying their market timing policies and procedures to transactions involving the purchase and exchange of Fund shares. This assistance may include, but not be limited to, providing the underlying Fund upon request with your Social Security Number, Taxpayer Identification Number or other United States government-issued identifier and the details of your policy transactions involving the underlying Fund. An underlying Fund, in its sole discretion, may instruct us at any time to prohibit you from making further transfers of Policy Value to or from the underlying Fund, and we must follow this instruction. We reserve the right to administer and collect on behalf of an underlying Fund any redemption fee imposed by an underlying Fund. Market timing policies and procedures adopted by underlying Funds may affect your investment in the policy in several ways, including but not limited to:
•	Each Fund may restrict or refuse trading activity that the Fund determines, in its sole discretion, represents market timing.
•	Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the policy, it is possible that the underlying Fund’s market timing policies and procedures, including instructions we receive from a Fund, may require us to reject your transfer request. For example, while we will attempt to execute transfers permitted under any asset allocation, dollar-cost averaging or asset rebalancing program that may be described in this prospectus, we cannot guarantee that an underlying Fund’s market timing policies and procedures will do so. Orders we place to purchase Fund shares for the Variable Account are subject to acceptance by the Fund. We reserve the right to reject without prior notice to you any transfer request if the Fund does not accept our order.
•	Each underlying Fund is responsible for its own market timing policy, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a Fund has adopted. As a result, a Fund’s returns might be adversely affected, and a Fund might terminate our right to offer its shares through the Variable Account.
•	Funds that are available as investment options under the policy may also be offered to other intermediaries who are eligible to purchase and hold shares of the Fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a Fund’s market timing policies, we cannot guarantee that other intermediaries purchasing that same Fund’s shares will do so, and the returns of that Fund could be adversely affected as a result.
For more information about the market timing policies and procedures of an underlying Fund, and the risks that market timing pose to that Fund and to determine whether an underlying Fund has adopted a redemption fee, see that Fund’s prospectus.
Transfer Policies between the Fixed Account and Subaccounts
•	You must make transfers from the Fixed Account and any subaccounts during a 30-day period starting on a Policy Anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods. If the amount in the Fixed Account is less than $100, the entire amount can be transferred at any time.
•	If we receive your request to transfer amounts from the Fixed Account within 30 days before the Policy Anniversary, the transfer will become effective on the anniversary.
•	If we receive your request on or within 30 days after the Policy Anniversary, the transfer will be effective on the day we receive it.
•	We will not accept requests for transfers from the Fixed Account at any other time.
•	If you have made a transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.
Minimum Transfer Amounts
From a Subaccount to another Subaccount, the Fixed Account or an Indexed Account:
•	For mail and telephone transfers — $250 or the entire Subaccount balance, whichever is less.
•	For automated transfers — $50.
From the Fixed Account to a Subaccount:
•	For mail and telephone transfers — $250 or the entire Fixed Account balance minus any outstanding Indebtedness, whichever is less.
•	For automated transfers — $50.

26    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Maximum Transfer Amounts
The maximum amount that may be transferred from the Fixed Account to one or more of the Indexed Accounts is the Fixed Account Value minus any Indebtedness minus the value of a transfer to one or more of the Subaccounts occurring on the same day. The amount of any such transfer to an Indexed Account will be allocated to the corresponding Interim Account on the date it is received.
Maximum Number of Transfers Per Year From the Subaccounts
You may make transfers by mail or telephone. We reserve the right to limit transfers of value from a Subaccount to one or more Subaccounts or to the Fixed Account to five per policy year. We may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission. In addition to transfers by mail or telephone, you may make automated transfers subject to the restrictions described below.
Transfer Restriction Period – Indexed Accounts
A transfer restriction period is a 12-month period of time which begins on any date there is loan or withdrawal that is not part of a systematic distribution program from any Segment of the Indexed Account. Any deduction from a Segment of the Indexed Accounts due solely to an increase in Indebtedness from interest charged on a loan will not trigger the start of a transfer restriction period.
During this period, the following restrictions apply:
•	no transfers from the Fixed Account or Subaccounts to any Indexed Account will be allowed; and
•	Indexed Account premium allocation percentages will change to allocate all premium and loan repayments to the Fixed Account.
We reserve the right to shorten or eliminate the transfer restriction period.
Once the transfer restriction period has expired, you may submit a written or phone request to transfer any amount in the Fixed Account or Subaccounts to any Indexed Account or to change the premium allocation percentage.
Transfers Not Allowed
Transfers of value are not allowed for the following conditions:
•	from an Indexed Account Segment prior to Segment maturity, except transfers due to policy loans taken or interest charged on Indebtedness;
•	from the Fixed Account or any Subaccount to any Indexed Account when the policy is in a transfer restriction period;
•	from the Fixed Account to any Subaccount or Indexed Account after the youngest Insured’s Attained Insurance Age 120 anniversary.
Transfers at the Youngest Insured’s Attained Insurance Age 120 Anniversary
On the youngest Insured’s Attained Insurance Age 120 anniversary, any Policy Value in the Subaccounts will be transferred to the Fixed Account and may not be transferred to any Indexed Account.
Automated Transfers
In addition to written and telephone requests, you can arrange to have Policy Value transferred from one account to another automatically. Your sales representative can help you set up an automated transfer.
Automated transfer policies
•	Only one automated transfer arrangement can be in effect at any time.
•	You may transfer all or part of the value of a Subaccount to one or more of the other Subaccounts, one or more of the Indexed Accounts and/or to the Fixed Account.
•	You may transfer all or part of the Fixed Account Value, minus Indebtedness, to one or more of the Subaccounts and/or one or more of the Indexed Accounts.
•	Either the Fixed Account or one or more of the Subaccounts can be used as the source of Funds for any automated transfer arrangement. The Indexed Accounts may not be used as the source of Funds for any automated transfer arrangement.
•	You can start or stop this service by written or phone request. You must allow seven days for us to change any instructions that are currently in place.
•	The minimum transfer amount is $50.

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•	You cannot make automated transfers from the Fixed Account to one or more Subaccounts in an amount that, if continued, would deplete the Fixed Account within 12 months. There is no such restriction on automated transfer arrangements that transfer value from the Fixed Account to one or more of the Indexed Accounts only.
•	If your policy has entered a transfer restriction period that will last for 12 months, during this period transfers from the Fixed Account or the Subaccounts to any Indexed Account will not be allowed. Any automated transfer arrangement that moves money to an Indexed Account will be terminated. Premiums and loan repayments allocated to an Indexed Account during this period will be redirected to the Fixed Account.
•	If you made a transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.
•	If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.
•	The balance in any account from which you make an automated transfer must be sufficient to satisfy your instructions. If not, we will stop the automated arrangement.
•	Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the Fixed Account and the Subaccounts. (Exception: The maximum number of transfers per year provision does not apply to automated transfers.)
•	You may make automated transfers by choosing a schedule we provide.
Automated Dollar-Cost Averaging
You can use automated transfers to take advantage of dollar-cost averaging — investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative Subaccount to a more aggressive one, or to several others.
This systematic approach can help you benefit from fluctuations in Accumulation Unit values caused by fluctuations in the market values of the underlying Fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.
How dollar-cost averaging works
By investing an equal number of dollars each month…		Month	Amount Invested	Accumulation Unit Value	Number of Units Purchased
		Jan	$ 100	$ 20	5.00
		Feb	100	18	5.56
you automatically buy more units when the per unit market price is low…		Mar	100	17	5.88
	→	Apr	100	15	6.67
		May	100	16	6.25
		June	100	18	5.56
		July	100	17	5.88
and fewer units when the per unit market price is high.		Aug	100	19	5.26
	→	Sept	100	21	4.76
		Oct	100	20	5.00
You have paid an average price of only $17.91 per unit over the ten months, while the average market price actually was $18.10.
Dollar-cost averaging does not guarantee that any Subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.
You may make dollar-cost averaging transfers by choosing a schedule we provide.
Asset Rebalancing
Subject to availability, you can contact us in writing or by phone to reallocate the variable Subaccount portion of your Policy Value according to the percentages (in whole percentage amounts) that you choose. The Policy Value must be at least $2,000 at the time the rebalance is set up. Asset rebalancing does not apply to the Fixed Account or Indexed

28    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Accounts. We automatically will rebalance the variable Subaccount portion of your Policy Value either quarterly, semiannually or annually. The period you select will start to run on the date you specify. On the first Valuation Date of each of these periods, we automatically will rebalance your Policy Value so that the value in each Subaccount matches your current Subaccount percentage allocations. We rebalance by transferring Policy Value between Subaccounts. Transfers for this purpose are not subject to the maximum number of transfers provisions above.
You can change your percentage allocations or your rebalancing period at any time by contacting us in writing or by phone. We will restart the rebalancing period you selected as of the date you specify. You may discontinue auto rebalancing at any time by sending us a written request or by other methods agreed to by us. You must allow 30 days for us to change any instructions that currently are in place. There is no charge for asset rebalancing. For more information on asset rebalancing, contact your sales representative.
RiverSource Life
We are a stock life insurance company organized under the laws of the State of Minnesota in 1957. Our address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474. We are a wholly-owned subsidiary of Ameriprise Financial, Inc.
We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.
The Variable Account and the Funds
The Variable Account: The Variable Account consists of a number of Subaccounts, each of which invests in shares of a particular Fund. Income, gains and losses of each Subaccount are credited to or charged against the assets of that Subaccount alone. Therefore, the investment performance of each Subaccount is independent of the investment performance of our company assets. We will not charge a Subaccount with the liabilities of any other Subaccount or with the liabilities of any other business we conduct. We are obligated to pay all amounts promised to you under the policies.
The Funds: The policy currently offers Subaccounts investing in shares of the Funds listed in the table below.
•	Investment objectives: The investment managers and advisers cannot guarantee that the Funds will meet their investment objectives. Please read the Funds’ prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.
•	Fund name and management: A Fund underlying your policy in which a Subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying Fund is not the same as any publicly-traded retail mutual fund. Each underlying Fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying Fund may differ significantly from any publicly-traded retail mutual fund.
•	Eligible purchasers: All Funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The Funds are not available to the public (see “Fund name and management” above). Some Funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available Funds simultaneously. Although we and the Fund providers do not currently foresee any such disadvantages, the boards of directors or trustees of each Fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the Funds’ prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each Fund intends to comply with the diversification requirements under Section 817(h) of the Code.
•	Funds available under the policy: We seek to provide a broad array of underlying Funds taking into account the fees and charges imposed by each Fund and the policy charges we impose. We select the underlying Funds in which the Subaccounts initially invest and when there is a substitution (see “Substitution of Investments”). We also make all decisions regarding which Funds to retain in a policy, which Funds to add to a policy and which Funds will no longer be offered in a policy. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to, Fund performance, Fund expenses, classes of Fund shares available, size of the Fund, and investment objectives and investing style of the Fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds, and portfolio concentration and sector weightings. We also consider the levels and types of revenue, including but not limited to expense payments

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    29

and non-cash compensation that a Fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the Fund and support of marketing expenses incurred with respect to the Fund.
•	Money market Fund yield: In low interest rate environments, money market Fund yields may decrease to a level where the deduction of fees and charges associated with your policy could result in negative net performance.
•	Risks and conflicts of interest with certain Funds advised by Columbia Management: We are an affiliate of Ameriprise Financial, Inc., which is the parent company of Columbia Management Investment Advisers, LLC (Columbia Management). Columbia Management acts as investment adviser to several Fund of funds, including managed volatility Funds. As such, it retains full discretion over the investment activities and investment decisions of the Funds. These Funds invest in other registered mutual funds. In providing investment advisory services for the Funds and the underlying funds in which those Funds respectively invest, Columbia Management is, together with its affiliates, including us, subject to competing interests that may influence its decisions. These competing interests typically arise because Columbia Management or one of its affiliates serves as the investment adviser to the underlying Funds and may provide other services in connection with such underlying Funds, and because the compensation we and our affiliates receive for providing these investment advisory and other services varies depending on the underlying Fund.
•	Volatility and volatility management risk with the managed volatility funds: These Funds invest in other registered mutual funds. In addition, managed volatility Funds employ a strategy designed to reduce overall volatility and downside risk. These types of Funds are available under the policies and one or more of these Funds may be offered in other variable annuity and variable life insurance products offered by us. These Funds may also be used in conjunction with guaranteed living benefit riders we offer with various annuity contracts.
Conflicts may arise because the manner in which these Funds and their strategies are executed by Columbia Management are expected to benefit us by reducing our financial risk and expense in offering guaranteed living benefit riders. Managed volatility Funds employ a strategy to reduce overall volatility and downside risk when markets are declining and market volatility is high. A successful strategy may result in less gain in your Policy Value during rising markets with higher volatility when compared to Funds not employing a managed volatility strategy. Although an investment in the managed volatility Funds may mitigate declines in your Policy Value due to declining equity markets, the Funds’ investment strategies may also curb or decrease your Policy Value during periods of positive performance by the equity markets. There is no guarantee that any of the Funds’ strategies will be successful. Costs associated with running a managed volatility strategy may also adversely impact the performance of managed volatility Funds.
While Columbia Management is the investment adviser to the managed volatility Funds, it provides no investment advice to you as whether an allocation to the Funds is appropriate for you. You must decide whether an investment in these Funds is right for you. Additional information on the Funds, including risks and conflicts of interest, is included in their respective prospectuses. Columbia Management advised Fund of funds and managed volatility Funds and their investment objectives are listed in the table below.
•	Revenue we receive from the Funds and potential conflicts of interest:
Expenses We May Incur on Behalf of the Funds
When a Subaccount invests in a Fund, the Fund holds a single account in the name of the Variable Account. As such, the Variable Account is actually the shareholder of the Fund. We, through our Variable Account, aggregate the transactions of numerous policy Owners and submit net purchase and redemption requests to the Funds on a daily basis. In addition, we track individual policy Owner transactions and provide confirmations, periodic statements, and other required mailings. These costs would normally be borne by the Fund, but we incur them instead.
A complete list of why we may receive this revenue, as well as sources of revenue, is described in detail below.
Payments the Funds May Make to Us
We or our affiliates may receive from each of the Funds, or their affiliates, compensation including but not limited to expense payments. These payments are designed in part to compensate us for the expenses we may incur on behalf of the Funds. In addition to these payments, the Funds may compensate us for wholesaling activities or to participate in educational or marketing seminars sponsored by the Funds.
The amount, type, and manner in which the revenue from these sources is computed vary by Fund.
Conflicts of Interest These Payments May Create
When we determined the charges to impose under the policies, we took into account anticipated payments from the Funds. If we had not taken into account these anticipated payments, the charges under the policies would have been higher. Additionally, the amount of payment we receive from a Fund or its affiliate may create an incentive for us to include that Fund as an investment option and may influence our decision regarding which Funds to include in the Variable Account as Subaccount options for policy Owners. Funds that offer lower payments or no payments may also have corresponding expense structures that are lower, resulting in decreased overall fees and expenses to shareholders.

30    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

We offer Funds managed by our affiliates Columbia Management and Columbia Wanger Asset Management, LLC (Columbia Wanger). We have additional financial incentive to offer our affiliated Funds because additional assets held by them generally results in added revenue to us and our parent company, Ameriprise Financial, Inc. Additionally, employees of Ameriprise Financial, Inc. and its affiliates, including our employees, may be separately incented to include the affiliated Funds in the products, as employee compensation and business unit operating goals at all levels are tied to the success of the company. Currently, revenue received from our affiliated Funds comprises the greatest amount and percentage of revenue we derive from payments made by the Funds.
The Amount of Payments We Receive from the Funds
We or our affiliates receive revenue which ranges up to 0.65% of the average daily net assets invested in various Funds offered through this and other variable life insurance and annuity contracts we and our affiliates issue.
Why revenues are paid to us: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive revenue from the Funds, including but not limited to expense payments and non-cash compensation, for various purposes:
•	Training and educating sales representatives who sell the policies.
•	Granting access to our employees whose job it is to promote sales of the policies by authorized selling firms and their sales representatives, and granting access to sales representatives of our affiliated selling firms.
•	Activities or services we or our affiliates provide that assist in the promotion and distribution of the policies including promoting the Funds available under the policies to policy Owners, authorized selling firms and sales representatives.
•	Providing sub-transfer agency and shareholder servicing to policy Owners.
•	Promoting, including and/or retaining the Fund’s investment portfolios as underlying investment options in the policies.
•	Furnishing personal services to policy Owners, including education of policy Owners regarding the Funds, answering routine inquiries regarding a Fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the Financial Industry Regulatory Authority (FINRA).
•	Subaccounting services, transaction processing, recordkeeping and administration.
Sources of revenue received from affiliated Funds: The affiliated Funds are managed by Columbia Management or Columbia Wanger. The sources of revenue we receive from these affiliated Funds, or from the Funds’ affiliates, may include, but are not necessarily limited to, the following:
•	Assets of the Fund’s adviser, subadviser, transfer agent, distributor or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the Fund or on the actual cost of certain services we provide with respect to the Fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.
Sources of revenue received from unaffiliated Funds: The unaffiliated Funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated Funds, or the Funds’ affiliates, may include, but are not necessarily limited to, the following:
•	Assets of the Fund’s adviser, subadviser, transfer agent, distributor or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the Fund or on the actual cost of certain services we provide with respect to the Fund. We receive this revenue in the form of a cash payment.
Please refer to the prospectuses for the Funds for more information. These prospectuses are available by contacting us at the address or telephone number shown on the first page of this prospectus.
Relationship Between Funds and Subaccounts
Each Subaccount buys shares of the appropriate Fund at net asset value without a sales charge. Dividends and capital gain distributions from a Fund are reinvested at net asset value without a sales charge and held by the Subaccount as an asset. Each Subaccount redeems Fund shares without a charge (unless the Fund imposes a redemption fee) to the extent necessary to make death benefit or other payments under the policy.
Substitution of Investments
If the shares of a Fund are no longer available for investment or, if in our judgment, investment in a Fund becomes inappropriate, we may eliminate the shares of Fund and substitute shares of another Fund or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. In the event of any such substitution, we may amend the policy and take whatever action is necessary and appropriate without your consent or approval. We will obtain approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by the 1940 Act) before making any substitution.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    31

Voting Rights
As a policy Owner with investments in the Subaccounts, you may vote on important Fund matters.  We calculate votes separately for each Subaccount.  We will send notice of shareholders’ meetings, proxy materials and a statement of the number of votes to which you are entitled.
We are the legal owner of all Fund shares and therefore hold all voting rights.  However, to the extent required by law, we will vote the shares of each Fund according to instructions we receive from policy Owners.  We will vote shares for which we have not received instructions and shares that we or our affiliates own in our own names in the same proportion as the votes for which we received instructions.  As a result of this proportional voting, in cases when a small number of policy Owners vote, their votes will have a greater impact and may even control the outcome.
Changes to the Variable Account
We reserve the right to do any of the following:
•	cease offering any Subaccount;
•	add or remove Variable Accounts;
•	combine the assets of the Variable Account with the assets of any of our other separate accounts;
•	register or deregister the Variable Account;
•	operate the Variable Account as a management investment company, unit investment trust, or any other form permitted under securities or other law;
•	run the Variable Account under the direction of a committee, board, or other group; or
•	make any changes required by the Investment Company Act of 1940, other federal securities laws or state insurance laws.
We will give you any required notice and receive any required regulatory approval before we make any of these changes.
The General Account
The general account includes all assets owned by RiverSource Life Insurance Company (“we”, “us”, “our” and “RiverSource Life” refer to RiverSource Life Insurance Company), other than those in the Variable Account and our other separate accounts. Subject to applicable state law, we have sole discretion to decide how assets of the general account will be invested. The assets held in our general account support the guarantees under your policy, including the death benefit. You should be aware that our general account is exposed to many of the same risks normally associated with a portfolio of fixed-income securities including interest rate, option, liquidity and credit risk. You should also be aware that we issue other types of insurance policies and financial instruments and products as well, and these obligations are satisfied from the assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account. The Fixed Account and the Indexed Accounts are the options supported by our general account that we make available under the policy.
Because of exemptive and exclusionary provisions we have not registered interests in the Fixed Account or the Indexed Accounts as securities under the Securities Act of 1933 nor have any of these accounts been registered as investment companies under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor the Indexed Accounts nor any interests therein are subject to the provisions of these Acts. With respect to the Indexed Accounts, RiverSource Life represents that the Indexed Accounts offered under the policies are in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and the Consumer Protection Act. The policy complies with all applicable state standard nonforfeiture compliance interest rate assumptions for life insurance.
These general account options have not been registered with the Securities and Exchange Commission (“SEC”). Disclosures regarding these options, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.
The Fixed Account
You can allocate Net Premiums to the Fixed Account, transfer Policy Value from the Subaccounts to the Fixed Account, or allocate the Segment maturity value of an Indexed Account to the Fixed Account. Amounts allocated to the Fixed Account become part of our general account.
Placing Policy Value in the Fixed Account does not entitle you to share in the general account’s investment experience, nor does it expose you to the general account’s investment risk. Instead, we guarantee that the Policy Value you place in the Fixed Account will accrue interest at an effective annual rate of at least 1%, independent of the actual investment experience of the general account. Keep in mind that this guarantee is subject to the creditworthiness and continued claims-paying ability of RiverSource Life Insurance Company. We are not obligated to credit any interest in excess of the guaranteed rate of 1%, although we may do so at our sole discretion, or if required by state law. Interest rates credited in excess of the guaranteed rate generally will be based on various factors related to future investment earnings. We will

32    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

not credit interest in excess of 1% on any portion of Policy Value in the Fixed Account against which you have a policy loan outstanding. Also, if fees and charges under the policy are deducted from the Fixed Account, you could lose more than the premiums you’ve paid into the Fixed Account. For further discussion see “Order of Deductions from Policy Value.”
Your statement will include the average interest rate currently earned on Policy Value in the Fixed Account as well as the interest rate that will be credited on any new money allocated to the Fixed Account. Interest is credited daily. For additional information on interest rates, contact your sales representative or RiverSource Life Insurance Company at the address or telephone number shown on the first page of this prospectus.
The Indexed Accounts
(Key terms used in this Indexed Accounts section are described below.)
Placing Policy Value in the Indexed Accounts does not entitle you to share in the general account’s investment experience, nor does it expose you to the general account’s investment risk. Instead, the Policy Value that you place in the Indexed Accounts earns interest based on a change in the value of the S&P 500 Index. Therefore, the interest credited is independent of the actual investment experience of the general account. Keep in mind that this guarantee is subject to the creditworthiness and continued claims paying ability of RiverSource Life Insurance Company. The indexed interest rate credited over an Indexed Interest Period will always be greater than or equal to the Segment Floor which is 0% for the 1-Year Point-to-Point Indexed Account and 1% for the 2-Year Point-to-Point Indexed Account. This means that you may never receive indexed interest on amounts invested in the 1-year Point-to-Point Indexed Account and you may receive only 1% for amounts invested in the 2-Year Point-to-Point Indexed Account. Also, if fees and charges under the policy are deducted from the Indexed Accounts, you could lose more than the premiums you’ve paid into the Indexed Account(s). For further discussion see “Order of Deductions from Policy Value.”
Indexed Interest Rates credited will be based on various factors including: 1) the return of the underlying index (currently the S&P 500 Index for both the 1-year and 2-Year Point-to-Point Indexed Accounts); 2) the Segment Participation Rate (currently 100% for both the 1-year and 2-Year Point-to-Point Indexed Accounts); and 3) the cap and floor rates in effect at the start of each Segment. A Segment is the portion of an Indexed Account that is associated with a particular Segment Start Date. The Segment Participation Rate is the percentage of the Index Growth Rate that is used to calculate indexed interest. The cap rate is the maximum interest rate over an Indexed Interest Period (1-year or 2-year period). The cap rate will never be lower than 3% for the 1-Year Point-to-Point Indexed Account (considered a 3% “cap”), and 5% for the entire two years of the 2-Year Point-to-Point Indexed Account (considered a 5% “cap”).
When you apply for your policy you will receive an illustration showing the current Indexed Account cap rate in effect at that time. Subsequently, your statement will include the current cap rate in effect that will apply to new Indexed Account Segments. In addition, we will provide notification on your statement if a Segment Growth Cap rate has decreased since your last statement.
An Indexed Account includes a corresponding Interim Account and one or more Segments. Any money allocated to an Indexed Account will first be deposited into the corresponding Interim Account. An Interim Account temporarily holds Net Premiums, loan repayments and other amounts you request to be allocated to an Indexed Account. An Interim Account earns interest at a fixed rate not less than the Fixed Account guaranteed interest rate shown in the Policy Data section of the policy.
On the 20th day of the calendar month, if the value of the Interim Account is $25 or greater, it will be transferred to a Segment of the corresponding Indexed Account. This will begin a new “Segment”, which is the portion of an Indexed Account created each time a transfer is made from the Interim Account to the Indexed Account. A Segment lasts for a 12- or 24-month term and is eligible for indexed interest at the Segment Maturity Date (the last day of the 12- or 24-month term). Once money is transferred to a Segment it cannot be transferred out of the Segment until the Segment Maturity Date, unless required to satisfy monthly deduction requirements or as required to make a loan or surrender. You may have Policy Value in multiple Segments at any given time.
Indexed interest is credited to the Segment at the end of the Segment Term and is equal to the average Segment Value multiplied by the Indexed Interest Rate. For a given Segment, the average Segment Value is the average of the values at the end of each Segment month over the Indexed Interest Period. A Segment month ends on the same day each month as the Segment Start Date. An Indexed Interest Period is the length of time a Segment in an Indexed Account is open. Currently, the Segment Term for an Indexed Account is equal to the Indexed Interest Period for that account.
Examples. The examples set forth below illustrate how indexed interest is calculated.

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Assumptions
Segment Growth Cap:	7%
Segment Floor:	0%
Segment Participation Rate:	100%
Average Segment Value:	$5,000
Example 1 – Up-market:
This example shows the policy was credited with $350 for the Segment Term.
Starting S&P 500 Index value:	1,000
Ending S&P 500 Index value:	1,200
The Index Growth Rate is the ending S&P 500 Index value divided by the starting S&P 500 Index value minus 1:
(1200	–1)	=	20%
1000
The Indexed Interest Rate is equal to the lesser of a) the Index Growth Rate multiplied by the Segment Participation Rate or b) the Segment Growth Cap of 7%, but not less than the Segment Floor of 0%:
a)	20% (Index Growth Rate) x 100% (Segment Participation Rate) = 20%
b)	Segment Growth Cap of 7%, but not less than Segment Floor of 0%
Therefore, in this example the Indexed Interest Rate is capped at 7%.
The indexed interest credited is the average Segment Value multiplied by the Indexed Interest Rate:
$5,000 x 7% = $350
Example 2 – Down-market:
This example shows the policy was credited with $0 for the Segment Term.
Starting S&P 500 Index value:	1,000
Ending S&P 500 Index value:	900
The Index Growth Rate is the ending S&P 500 Index value divided by the starting S&P 500 Index value minus 1:
(900	–1)	=	-10%
1000
The Indexed Interest Rate is equal to the lesser of a) the Index Growth Rate multiplied by the Segment Participation Rate or b) the Segment Growth Cap of 7%, but not less than the Segment Floor of 0%:
a)	-10% (Index Growth Rate) x 100% (Segment Participation Rate) = -10%
b)	Segment Growth Cap of 7%, but not less than Segment Floor of 0%
Therefore, in this example the Indexed Interest Rate is 0%.
The indexed interest credited is the average Segment Value multiplied by the Indexed Interest Rate:
$5,000 x 0% = $0
Example 3 – Semi up-market:
This example shows the policy was credited with $250 for the Segment Term.
Starting S&P 500 Index value:	1,000
Ending S&P 500 Index value:	1,050
The Index Growth Rate is the ending S&P 500 Index value divided by the starting S&P 500 Index value minus 1:
(1050	–1)	=	5%
1000
The Indexed Interest Rate is equal to the lesser of a) the Index Growth Rate multiplied by the Segment Participation Rate or b) the Segment Growth Cap of 7%, but not less than the Segment Floor of 0%:
a)	5% (Index Growth Rate) x 100% (Segment Participation Rate) = 5%
b)	Segment Growth Cap of 7%, but not less than floor of 0%

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Therefore, in this example the Indexed Interest Rate is 5%.
The indexed interest credited is the average Segment Value multiplied by the Indexed Interest Rate:
$5,000 x 5% = $250
Segment Maturity Value
The Segment Growth Cap, Segment Floor and Segment Participation Rate are declared at the beginning of each Segment. At Segment maturity, the amount reallocated to the Indexed Account(s) along with any money in the Interim Account is combined to start a new Segment, the Segment Growth Cap is set and the process of crediting interest for that new Segment starts over again. The Segment Growth Cap is the limit on the index growth used in calculating the indexed interest. The Segment Floor provides protection when the performance of the index is less than the Segment Floor. The Segment Participation Rate reflects how much of the Index Growth Rate will be utilized in calculating the indexed interest. The guaranteed minimum Segment Growth Cap, Segment Floor and Segment Participation Rate is shown in the policy under Policy Data. Subsequent Segment Growth Caps, Segment Floors and Segment Participation Rates that we set may differ, but will never be less than the guaranteed minimum rates. Please contact your sales representative to determine the current Segment Growth Cap, Segment Floor and Segment Participation Rate for the Indexed Accounts available under the policy.
The indexed interest credited plus the Segment value at the end of the Segment result in the Segment maturity value. The Segment maturity value is reallocated to the Fixed Account, Subaccounts, and/or Indexed Accounts according to the Segment maturity reallocation percentages you have selected. The amount reallocated to the Indexed Accounts along with any money in the Interim Account is then combined to start a new Segment. Each available Indexed Account has its own Segment reallocation percentages that can be selected when you apply for the policy.  You may change the Segment reallocation percentages at any time by written request or any other requests acceptable to us.  Any change to the Segment reallocation percentages will be effective for all Segments of an Indexed Account maturing after the receipt of the request.  In absence of a selection of the Segment reallocation percentages, Segment maturity value will be allocated to the same Indexed Account.
On the youngest Insured’s Attained Insurance Age 119 anniversary, Segment reallocation percentages will be set to allocate any Segment maturity value to the Fixed Account and may not be changed.
The Indexed Account options available under the policy are shown in the Policy Data section of the policy. We reserve the right to add, remove or change one or more of the Indexed Account options. Also, we may substitute a comparable index if an index is discontinued, substantially changed or, at our sole discretion, we determine that an index should no longer be used. Any such substitution is subject to approval by the appropriate state insurance regulatory authorities. If an index is discontinued or substantially changed, we may mature Segments early. If we mature a Segment early, we will notify you. If we substitute a comparable index, the new index will only apply to new Segments. We will notify you, and any assignee of record, before a substitute index is used. If no such comparable index is approved, or it would not be prudent to substitute such an index, we reserve the right to stop offering an Indexed Account. In this case, the value of the discontinued Indexed Account will be transferred to the Fixed Account.
It is not possible to invest directly in an index. An Indexed Account is indirectly impacted by the market since it is not directly invested in any stock or equity investments. Any indexed interest credited will be affected by changes in the corresponding index(es).
Key Terms for the Indexed Accounts Section
1-Year Point-to-Point Indexed Account:  An Indexed Account option under the policy that credits interest based on the percentage change in value of one or more designated index(es) between two points in time (beginning with Segment Start Date and ending with Segment Maturity Date) over a one-year period (subject to a Segment Growth Cap, Segment Floor and Segment Participation Rate).
2-Year Point-to-Point Indexed Account:  An Indexed Account option under the policy that credits interest based on the percentage change in value of one or more designated index(es) between two points in time (beginning with Segment Start Date and ending with Segment Maturity Date) over a two-year period (subject to a Segment Growth Cap, Segment Floor and Segment Participation Rate).
Indexed Account: The portion of the Policy Value that has the ability to earn interest based on a change in the value of one or more designated indexes.
Indexed Account Value: The sum of the values of the Segments of an Indexed Account plus the value of the Indexed Account’s corresponding Interim Account.
Index Growth Rate: The Index Growth Rate is calculated as (B divided by A) minus 1, where:
A = the final value of the index as of the day before the beginning of the Indexed Interest Period; and

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B = the final value of the index as of the day before the end of the Indexed Interest Period.
The final value of an index used in calculating the Index Growth Rate is the value determined by that index's provider as the index's final value on a business day. A business day is a day on which the New York Stock Exchange is open for business. If we need to determine the final value on any day that is not a business day, we will use the final value for the next business day following that day. If no final value is determined for any index as of a business day, we will use the final value for the most recent preceding business day for which a final value was determined for that index.
The Index Growth Rate does not include gains in the index that come from dividends.
Indexed Interest Period: The length of time a Segment in an Indexed Account is open. Currently, the Segment Term for an Indexed Account is equal to the Indexed Interest Period for that account.
Indexed Interest Rate: The Indexed Interest Rate reflects any growth in the value of the index, subject to the Segment Growth Cap and Segment Floor. The Indexed Interest Rate is equal to the lesser of (a x b) – (d) or (c – d), but will never be less than (e), where:
(a) is the Index Growth Rate;
(b) is the Segment Participation Rate;
(c) is the Segment Growth Cap;
(d) is the Cumulative Guaranteed Indexed Interest Rate; and
(e) is the Segment Floor.
Interim Account: An Interim Account corresponds to an Indexed Account. The Interim Account temporarily holds Net Premiums, loan repayments and other amounts you request to be allocated or transferred to its corresponding Indexed Account.
Segment: A Segment is the portion of an Indexed Account that is associated with a particular Segment Start Date.
Segment Floor: The minimum total Interest Rate for a Segment over the Indexed Interest Period, including both the Segment guaranteed annual interest rate and the Indexed Interest Rate.
Segment Growth Cap: The maximum total interest rate for a Segment over the Indexed Interest Period, including both the Segment guaranteed annual interest rate and the Indexed Interest Rate.
Segment Maturity Date: The last day of a Segment Term.
Segment Participation Rate: The percentage of the Index Growth Rate that is used to calculate Participation Rate.
Segment Start Date: The date a transfer of the value in the Interim Account or reallocation of Segment value at maturity creates a new Segment.
Segment Term: The length of time a Segment is open. Each Segment begins on its Segment Start Date and ends on its Segment Maturity Date, which is determined by the Segment Term. The Segment Term for each Indexed Account is shown in the policy under Policy Data. Currently, the Segment Term for an Indexed Account is equal to the Indexed Interest Period for that account.
Sweep Dates: The dates on which amounts in the Interim Account are transferred into a new Segment of the corresponding Indexed Account. The initial Sweep Dates as of the issue date of the policy are shown under Policy Data. We reserve the right to change the day and frequency of the Sweep Dates; however, Sweep Dates will not occur less frequently than once per calendar quarter.
Purchasing Your Policy
Application
Your sales representative will help you complete an application and send it to our Service Center. We are required by law to obtain personal information from you which we will use to verify your identity. If you do not provide this information, we reserve the right to refuse to issue your policy or take other steps we deem reasonable. When you apply, you:
•	select a Specified Amount of insurance;
•	select a death benefit option;
•	designate a Beneficiary; and
•	state how premiums are to be allocated among the Fixed Account, the Indexed Accounts and the Subaccounts.

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Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the people whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed Insureds are insurable under our underwriting rules. We may decline your application if we determine the proposed Insureds are not insurable and we will return any premium you have paid.
Age limit: We generally will not issue a policy where either of the proposed Insureds are over the Insurance Age of 85 for death benefit option 1 or 2, or over the Insurance Age 80 for death benefit option 3. We may, however, do so at our sole discretion.
Risk Classifications: The Risk Classification of each Insured is based on the Insured’s health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See “Loads, Fees and Charges.”)
When insurance coverage is in effect: Insurance coverage is in effect when we issue the policy, you have paid any premium necessary to keep the policy in force, the policy has been delivered to you and you have accepted the policy.  Conditional insurance coverage will be in effect prior to delivery of the policy only if certain conditions have been met, as stated in the application form.
Other conditions: In addition to proving insurability of each Insured, you and the Insureds must meet certain conditions stated in the application form before coverage will become effective and your policy will be delivered to you. The only way the policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries or Assistant Secretaries.
Incontestability: We will have two years from the Policy Date of your policy or from reinstatement of your policy (see “Keeping the Policy in Force — Reinstatement”) to contest the truth of statements or representations in your application. After the policy has been in force during the last surviving Insured’s lifetime for two years from the Policy Date, we cannot contest the truth of statements or representations in your application, except for the non-payment of premium and fraud in the procurement of this policy to the extent permitted by applicable state law.
Choice of Tax Test
When you apply for your policy, you need to select one of two life insurance qualification tests which will be used to determine whether your policy continues to qualify as life insurance, as outlined under Section 7702 of the Internal Revenue Code of 1986, as amended (Code).
The two tests are:
(1) the guideline premium test (GPT), or
(2) the cash value accumulation test (CVAT).
The test you choose cannot be changed after your policy is issued. If you do not choose a life insurance qualification test when you apply for your policy, the GPT will be applied to your policy. For policies with large amounts of planned premium, we may limit the choice to the GPT.
As mentioned in the Proceeds Payable Upon Death section, regardless of which death benefit option is in effect on the policy, there is always a minimum death benefit amount equal to a percentage of the Policy Value. These percentages, and thus the minimum death benefit amount, are defined under Section 7702 of the Code and differ based on the test selected. In general, the percentages under the CVAT are higher than the percentages under the GPT. A policy’s specific percentages are shown in the Death Benefit Percentage table under Policy Data.
In addition to defining a minimum death benefit amount, the Code also defines a limit to the amount of premium that can be paid under the GPT.
Considerations when choosing the life insurance qualification test for your policy:
Due to no premium limitations in the CVAT under the Code, the CVAT typically allows more flexibility in the amount and timing of premium that can be paid. Please note, under both tests, any premium paid which increases the Net Amount at Risk may be subject to underwriting and require an increase in the Specified Amount prior to us accepting the premium.
For the same premium, the GPT may result in a higher death benefit in early years due to the premium limitations for a given Specified Amount, while the CVAT may result in a higher death benefit long-term due to higher death benefit percentages. Monthly cost of insurance charges that are based on the Net Amount at Risk may be greater on policies using the test that has the higher death benefit at any given time.
Potential Distributions of Policy Value under the CVAT

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Under the CVAT, if the death benefit less the Policy Value, ever exceeds three times the distribution threshold as defined below, we reserve the right to make a distribution from Policy Value. The distribution would be the amount needed to make the death benefit, less the Policy Value, equal to three times the distribution threshold.
The distribution threshold is equal to:
(a) + (b)
Where:
(a) is the initial Specified Amount; and
(b) is the amount of any increase in Specified Amount other than that resulting solely from a change in the death benefit option.
Right to Examine Your Policy (“Free Look”)
You may return your policy for any reason and receive a full refund of all premiums paid.
If you exercise your right to examine your policy under the “Free Look” provision of the policy, you will receive a full refund of all premiums paid. You may mail or deliver the policy to our Service Center or to your sales representative with a written request for cancellation by the 10th day after you receive it (20th day in North Dakota). On the date your request is postmarked or received, the policy will immediately be considered void from the start.
Under our current administrative practice, your request to cancel the policy under the “Free Look” provision will be honored if received at our Service Center within 30 days from the latest of the following dates:
•	The date we mail the policy from our Service Center.
•	The Policy Date (only if the policy is issued in force).
•	The date your sales representative delivers the policy to you as evidenced by our policy delivery receipt, which you must sign and date.
We reserve the right to change or discontinue this administrative practice at any time.
Premiums
Payment of premiums: In applying for your policy you decide how much you intend to pay and how often you will make payments. During the first several policy years until the Policy Value is sufficient to cover the Surrender Charge, you will need to pay the required premium to keep the NLG in effect in order to keep the policy in force.  The Scheduled Premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip Scheduled Premium payments at any time if your Cash Surrender Value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the NLG in effect.
To determine the amount of Scheduled Premium, you may consider a number of factors including, but not limited to:
•	the Specified Amount;
•	the Insureds’ genders;
•	the Insureds’ issue ages;
•	the Insureds’ Risk Classifications;
•	premium frequency; and
•	the death benefit option.
You may schedule payments annually, semiannually or quarterly. (We must approve payment at any other interval.) We show this premium schedule in your policy. You may also pay premiums by bank authorization on a monthly or quarterly basis under our current company practice. We reserve the right to change this practice.
The Scheduled Premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip Scheduled Premium payments at any time if your Cash Surrender Value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the NLG in effect.
You may also change the amount and frequency of Scheduled Premium payments by written request. We reserve the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.
Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the Policy Value, Cash Surrender Value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.

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Premium limitations: You may make unscheduled premium payments at any time and in any amount of at least $25. We reserve the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the youngest Insured’s Attained Insurance Age 120.
Allocation of premiums: We will hold any premiums received prior to the Policy Date. As of the Policy Date, we will allocate the Net Premiums to the accounts you have selected in your application. At that time, we will begin to assess the monthly deduction and other charges.
On the Insured’s Attained Insurance Age 119 anniversary, the premium allocation percentages will be set to allocate all premium and loan repayments to the Fixed Account, and may not be changed.
Additional premiums: We credit additional premiums you make to your accounts on the Valuation Date we receive them. If we receive an additional premium at our Service Center before the Close of Business, we will credit any portion of that premium allocated to the Subaccounts using the Accumulation Unit value we calculate on the Valuation Date we received the premium. If we receive an additional premium at our Service Center at or after the Close of Business, we will credit any portion of that premium allocated to the Subaccounts using the Accumulation Unit value we calculate on the next Valuation Date after we received the premium.
Policy Value
The value of your policy is the sum of values in the Fixed Account, Indexed Account(s) and each Subaccount of the Variable Account. We value your accounts as follows:
Fixed Account
We value the amounts you allocate to the Fixed Account directly in dollars. The Fixed Account Value equals:
•	the sum of your Net Premiums, transfer amounts (including loan transfers), Segment maturity reallocations, and any applicable policy value credit allocated to the Fixed Account; plus
•	interest credited; minus
•	the sum of amounts surrendered (including any applicable Surrender Charges) and amounts transferred out of the Fixed Account (including loan transfers); minus
•	any portion of the monthly deduction for the coming month that is allocated to the Fixed Account.
Indexed Accounts
Amounts allocated to an Indexed Account will be held either in an Interim Account or the Indexed Account’s Segments. We value the amounts you allocate to an Indexed Account directly in dollars. An Indexed Account’s Value equals:
•	the sum of your Net Premiums, Segment maturity reallocations, and any applicable policy value credit allocated to the Indexed Account; plus
•	indexed interest credited; minus
•	the sum of amounts surrendered (including any applicable Surrender Charges) and amounts transferred out (due to loans taken and interest charged on Indebtedness), Segment maturity reallocations allocated to the Fixed Account, any Subaccounts, or another Indexed Account; minus
•	any portion of the monthly deduction for the coming month that is allocated to the Indexed Account.
Subaccounts
We convert amounts you allocate to the Subaccounts into Accumulation Units. Each time you allocate a Net Premium, transfer amounts into one of the Subaccounts from the Fixed Account or another Subaccount, or transfer amounts from the Indexed Accounts at Segment maturity, we credit a certain number of Accumulation Units to your policy for that Subaccount. Conversely, each time you take a partial surrender, transfer amounts out of a Subaccount, or we assess a charge, we subtract a certain number of Accumulation Units from your Policy Value.
Accumulation Units are the true measure of investment value in each Subaccount. They are related to, but not the same as, the net asset value of the Fund in which the Subaccount invests. The dollar value of each Accumulation Unit can rise or fall daily depending on the Variable Account expenses, performance of the Fund and on certain Fund expenses. Here is how we calculate Accumulation Unit values:
Number of units: To calculate the number of Accumulation Units for a particular Subaccount, we divide your investment by the current Accumulation Unit value.
Accumulation Unit value: The current Accumulation Unit value for each Subaccount equals the last value times the Subaccount’s current net investment factor.

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We determine the net investment factor by:
•	adding the Fund’s current net asset value per share, plus the per share amount of any dividend or capital gain distributions, to obtain a current adjusted net asset value per share; then
•	dividing that sum by the previous adjusted net asset value per share.
Factors that affect Subaccount Accumulation Units: Accumulation Units may change in two ways — in number and in value. Here are the factors that influence those changes:
The number of Accumulation Units you own may fluctuate due to:
•	additional Net Premiums allocated to the Subaccounts;
•	any applicable policy value credit allocated to the Subaccounts;
•	transfers into or out of the Subaccounts;
•	amounts transferred from Indexed Accounts at Segment maturity;
•	partial surrenders and partial surrender fees;
•	Surrender Charges; and
•	monthly deductions.
Accumulation Unit values will fluctuate due to:
•	changes in underlying Fund net asset value;
•	Fund dividends distributed to the Subaccounts;
•	Fund capital gains or losses; and
•	Fund operating expenses.
Order of Deductions from Policy Value
Any deductions from Policy Value will be taken from the Fixed Account, minus any Indebtedness, and the Subaccounts according to the allocation percentages in effect until exhausted.
When the Fixed Account, minus any Indebtedness, and the Subaccounts have been exhausted, any deductions from Policy Value will be taken in order from the following:
•	the Interim Accounts, proportionally, based on the Interim Account values until exhausted; then
•	the Segments of the Indexed Accounts starting with the most recently opened Segment(s); then
•	the next most recently opened Segment(s), and will continue in this manner until the amount required to satisfy the deduction has been met.
For multiple Indexed Account Segments with the same start date, any deductions will be taken proportionally out of those Segments based on the values in those Segments.
Such deductions include monthly deductions, partial surrenders, partial surrender fees, loans, loan interest and any other adjustments to Policy Value as a result of exercising a policy provision or rider.
Keeping the Policy in Force
No Lapse Guarantees
A feature of the policy guaranteeing the policy will remain in force even if the Cash Surrender Value is insufficient to pay the monthly deduction. Each policy has the following NLG option:
No-Lapse Guarantee NLG: This option guarantees the policy will not Lapse before the youngest Insured’s Attained Insurance Age 75 (or 10 years, if later).
The NLG will remain in effect as long as:
•	the sum of premiums paid; minus
•	partial surrenders; minus
•	outstanding Indebtedness; equals or exceeds
•	the NLG Premiums due since the Policy Date.
The NLG Premium is shown in the policy.
If, on a Monthly Date, you have not paid enough premiums to keep the NLG in effect, the NLG will terminate. Your policy will also enter the grace period if the Cash Surrender Value is less than the amount needed to pay the monthly deduction and the NLG is not in effect. The NLG may be reinstated within two years.

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Grace Period
If on a Monthly Date the Cash Surrender Value of your policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect, the policy will enter the grace period and you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will Lapse.
Approximately 15 days after the grace period begins, we will mail a notice to your last known address, requesting a payment sufficient to cover any past due premiums, any premiums falling due during the grace period, and the next scheduled monthly deduction. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any remaining balance to the Policy Value and allocate it in the same manner as other premium payments.  If the youngest Insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.
Reinstatement
Your policy may be reinstated within three years after it Lapses, unless you surrendered it for cash. To reinstate, we will require:
•	a written request;
•	evidence satisfactory to us that both Insureds (or the last surviving Insured) remain insurable and due proof that the first death occurred before the date of Lapse;
•	payment of the premium we specify; and
•	payment or reinstatement of any Indebtedness.
The effective date of a reinstated policy will be the Monthly Date on or next following the day we accept your application for reinstatement. The suicide period (see “Proceeds Payable Upon Death”) will apply from the effective date of reinstatement. Surrender Charges will also be reinstated.
We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.
Proceeds Payable Upon Death
We will pay a benefit to the Beneficiary of the policy when the last surviving Insured dies. The amount payable is the death benefit amount minus any Indebtedness as of the Death Benefit Valuation Date.
Option 1 (level amount): Under the Option 1 death benefit, if death is prior to the youngest Insured’s Attained Insurance Age 120, the death benefit amount is the greater of the following as determined on the Death Benefit Valuation Date:
•	the Specified Amount; or
•	a percentage of the Policy Value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to Policy Value for your policy to qualify as life insurance.
Option 2 (variable amount): Under the Option 2 death benefit, if death is prior to the youngest Insured’s
Attained Insurance Age 120, the death benefit amount is the greater of the following as determined on the Death Benefit Valuation Date:
•	the Policy Value plus the Specified Amount; or
•	a percentage of Policy Value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to Policy Value for your policy to qualify as life insurance.
Option 3 (return of premium, subject to a limit): Under the Option 3 death benefit, if death is prior to or on the youngest Insured’s Attained Insurance Age 120, the death benefit amount is the greater of the following as determined on the Death Benefit Valuation Date:
1.	the lesser of:
•	the Specified Amount plus premiums paid, less partial surrenders and any partial surrender fees; or
•	the Death Benefit Option 3 Limit shown under Policy Data; or
2.	a percentage of the Policy Value. The percentage is designed to ensure the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to the Policy Value for your policy to qualify as life insurance.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    41

Example	Option 1	Option 2	Option 3
Specified Amount	$100,000	$100,000	$100,000
Policy Value	$ 5,000	$ 5,000	$ 5,000
Premiums paid	$ 4,000	$ 4,000	$ 4,000
Death benefit	$100,000	$105,000	$104,000
Policy Value increases to	$ 8,000	$ 8,000	$ 8,000
Death benefit	$100,000	$108,000	$104,000
Policy Value decreases to	$ 3,000	$ 3,000	$ 3,000
Death benefit	$100,000	$103,000	$104,000
If you want to have premium payments reflected in the form of an increasing death benefit, subject to a limit, you should consider Option 3. If you want your death benefit to include the policy Specified Amount and Policy Value, you should consider Option 2. If you are satisfied with the Specified Amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Value, you should consider Option 1. Under Option 1, the cost of insurance is lower because our Net Amount at Risk is generally lower; for this reason, the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the Policy Value.
Under all death benefit options, if death is on or after the youngest Insured’s
Attained Insurance Age 120 anniversary, the death benefit amount will be the greater of:
•	the death benefit on the youngest Insured’s Attained Insurance Age 120 anniversary, minus any partial surrenders and partial surrender fees occurring after the youngest Insured’s Attained Insurance Age 120 anniversary; or
•	the Policy Value on the date of death of the last surviving insured.
Change in Death Benefit Option
Prior to the youngest Insured’s
Attained Insurance Age 120 anniversary, you may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the Specified Amount. You do not need to provide additional evidence of insurability.
If you change from Option 1 to Option 2: The Specified Amount will decrease by an amount equal to the Policy Value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting Specified Amount would fall below the minimum amount shown in the policy.
If you change from Option 2 to Option 1: The Specified Amount will increase by an amount equal to the Policy Value on the effective date of the change.
If you change from Option 3 to Option 1: The Specified Amount will be the Option 3 death benefit on the effective date of the change.
You may not change from Option 1 or Option 2 to Option 3, or from Option 3 to Option 2.
An increase or decrease in Specified Amount resulting from a change in the death benefit option will affect the following:
•	Monthly deduction because the cost of insurance charges depends upon the Specified Amount.
•	Charges for certain optional insurance benefits.
The Surrender Charge will not be affected.
We reserve the right to decline to make any death benefit option change that we determine would cause the policy to fail to qualify as life insurance under applicable tax laws.
Changes in Specified Amount
Subject to certain limitations, you may make a written request to increase or decrease the Specified Amount.
Increases: If you increase the Specified Amount, we may require additional evidence of insurability that is satisfactory to us.
The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $10,000 and we will not permit an increase after the youngest Insured’s Attained Insurance Age 85. We will have two years from the effective date of an increase in Specified Amount to contest the truth of statements or representations in the application for the increase in Specified Amount. If the last surviving Insured

42    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

commits suicide within two years from the effective date of any increase in Specified Amount which requires proof of insurability, the amount payable by us with respect to the increased coverage will be limited to the monthly deductions for such additional Specified Amount.
An increase in the Specified Amount will have the following effect on policy costs:
•	Your monthly deduction will increase because the cost of insurance charge depends upon the Specified Amount.
•	Charges for certain optional insurance benefits may increase.
•	The NLG premiums will increase.
•	The administrative charge will increase.
•	The Surrender Charge will increase. A new schedule of Surrender Charges will apply to the amount of any increase in the Specified Amount.
At the time of the increase in Specified Amount, the Cash Surrender Value of your policy must be sufficient to pay the monthly deduction on the next Monthly Date. The increased Surrender Charge will reduce the Cash Surrender Value. If the remaining Cash Surrender Value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will Lapse unless the NLG is in effect.
Decreases: After the first policy year, you may decrease the Specified Amount subject to all the following limitations:
•	Only one decrease per policy year is allowed.
•	We reserve the right to limit any decrease to the extent necessary to qualify the policy as life insurance under the Code.
•	After the decrease, the Specified Amount may not be less than the minimum amount shown in the policy. The minimum amounts shown in the policy are:
•	In policy years 2-5, the Specified Amount remaining after the decrease may not be less than 75% of the initial Specified Amount.
•	In policy years 6 -10, the Specified Amount remaining after the decrease may not be less than 50% of the initial Specified Amount.
•	In policy years 11-15, the Specified Amount remaining after the decrease may not be less than 25% of the initial Specified Amount.
•	In policy years 16+, the Specified Amount remaining after the decrease must be at least $1,000.
The effective date of any decrease in Specified Amount is the Monthly Date on or next following the date we receive your request.
No Surrender Charge is imposed when you request a decrease in the Specified Amount.
Each increase in Specified Amount is treated as a new policy for purposes of applying the limitations on decreases. Thus, the first policy year for an increase is measured from the effective date of the increase.
Example
This example assumes an initial Specified Amount of $100,000. In policy year 6, you increase the initial Specified Amount by $100,000. The current Specified Amount after this increase is $200,000. In policy year 10 (and 4 policy years after the effective date of the increase), you request a $125,000 decrease in the current Specified Amount. The maximum decrease permitted under these assumptions is limited to $75,000, and the Specified Amount after this decrease is $125,000, computed as follows:
Maximum reduction in initial Specified Amount in policy year 10:	$100,000 X .50 =	$ 50,000
Maximum reduction in increase in Specified Amount during the fourth policy year of increase:	$100,000 X .25 =	+25,000
Maximum permitted reduction in current Specified Amount:		$ 75,000
Current Specified Amount before reduction:		$ 200,000
Minus maximum permitted reduction in current Specified Amount:		–75,000
Specified Amount after reduction		$ 125,000
A decrease in Specified Amount will affect your costs as follows:
•	Your monthly deduction will decrease because the cost of insurance charge depends upon the Specified Amount.
•	Charges for certain optional insurance benefits may decrease.
•	The NLG premiums will decrease.
•	The administrative charge will not change.

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•	The Surrender Charge will not change.
We will deduct decreases in the Specified Amount from the current Specified Amount in this order:
•	First from the initial Specified Amount when the policy was issued, and
•	Then from the increases successively following the initial Specified Amount.
This procedure may affect the cost of insurance if we have applied different Risk Classifications to the current Specified Amount.
Misstatement of Age or Sex
If either Insured’s age or sex has been misstated, the Proceeds payable upon death will be:
•	the Policy Value on the date of death; plus
•	the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
•	the amount of any outstanding Indebtedness on the date of death.
Suicide
In the event of suicide by the last surviving Insured, whether sane or insane within two years from the Policy Date, the only amount payable by us will be the premiums paid, minus any Indebtedness and partial surrenders. If the last surviving Insured commits suicide, whether sane or insane within two years from the effective date of any increase in Specified Amount or any rider attached to the policy, then the amount payable will be limited to the monthly deductions for such additional Specified Amount or rider.
Beneficiary
Initially, the Beneficiary will be the person you designate in your application for the policy. You may change the Beneficiary by giving us written notice, subject to requirements and restrictions stated in the policy. If you do not designate a Beneficiary, or if the designated Beneficiary dies before the last surviving Insured, the Beneficiary will be you, if living. If you are not living, the Beneficiary will be your estate.

44    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Other Benefits Available Under the Contract
In addition to the standard death benefit(s) associated with your contract, other standard and/or optional benefits may also be available to you. The following table summarize information about those benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table.
Name	Purpose	Is the Benefit Standard or Optional	Brief Description of Restrictions / Limitations
Four-Year Term Insurance Rider (FYT)	FYT provides a Specified Amount of insurance. The FYT death benefit is paid if both Insureds die during the first four policy years.	Optional	• FYT is only available at issue. • FYT automatically terminates on the four-year Policy Anniversary of the policy. • FYT is not available if either Insured is uninsurable.
Policy Split Option Rider (PSO)	PSO permits a policy to be split into two individual permanent plans of life insurance then offered by us for exchange, one on the life of each Insured.	Optional	• PSO is only available at issue.
• PSO is not available for Insureds in certain Risk Classifications.
• Both Insureds must be between Insurance Ages 20 - 75.
• If the policy and this rider are still in force at the oldest Insureds’ 80th insurance anniversary, this rider will automatically terminate.
Overloan Protection Benefit (OPB)	Protects the policy from Lapsing as a result of the loan balance exceeding the Policy Value when certain conditions are met.	Standard	• OPB can only be exercised if the death benefit option 1 is in effect.
• The policy must be in force for at least 15 years before the OPB can be exercised.
• The policy may not be in the grace period to exercise the OPB.
Accounting Value Increase Rider (AVIR)	If the policy is fully surrendered while the policy is in force and prior to the expiration date of the rider, we will waive a portion of the Surrender Charge.	Optional	• This rider is available at time of application only with small business owners.
• The waiver does not apply to any Surrender Charge due to increases in Specified Amount, or to partial surrenders.
• Surrender Charges will not be waived if the policy is being surrendered in exchange for a new insurance policy or contract.
Additional Information About Optional Benefits
When you purchase your policy, you may add any available optional benefits to your policy in the form of riders for an additional charge (unless otherwise noted).
Four-Year Term Insurance Rider (FYT): The four-year term insurance rider provides a pre-specified death benefit to the Beneficiary if the last surviving Insured dies during the first four years of the policy. The rider automatically terminates on the policy’s four-year Policy Anniversary. The purpose of this rider is to cover the additional estate taxes that could become due if the policy is transferred to an irrevocable trust or to a third party within three years of purchase. The rider is not available if either Insured is uninsurable. The minimum rider death benefit available is $50,000. The maximum rider death benefit available is 1.22 times the sum of the base policy Specified Amount. The rider Specified Amount can be decreased (not below $50,000) once per year or dropped from the policy after issue, but the rider amount cannot be increased or a rider added once the policy has been issued. If the base policy Specified Amount is decreased at any time, or a change in death benefit option from 1 to 2 is made where the base policy Specified Amount is reduced, the rider Specified Amount will also be decreased so that it does not exceed 1.22 times the base policy Specified Amount. If a change in death benefit option 2 to 1 is made, and the base policy Specified Amount is increased, the rider Specified Amount will not be increased. If the PSO is exercised, the FYT will terminate. The FYT cannot be split or carried over to the new policies.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    45

The FYT will terminate on the earliest of the following:
1.	The month and date on or next following receipt of your written request for coverage to end; or
2.	The four-year Policy Anniversary, as shown under Policy Data; or
3.	The date the policy terminates.
Policy Split Option Rider (PSO): The policy split option provides for the split of the policy into two individual plans of insurance, one on the life of each Insured, upon the occurrence of any of the following events:
1.	divorce of the Insureds; or
2.	the federal tax law is changed resulting in removal of the unlimited marital deduction or reduces by at least 50% the level of the estate taxes payable on death; or
3.	there is a dissolution of a business partnership between the Insureds; or
4.	there is a dissolution of a business conducted or owned by the Insureds.
Both Insureds must be living at the time of the policy split. The policy split must be exercised no sooner than six months after a divorce and no later than one year after the divorce; within one year after an estate tax law change; or within six months of the dissolution of the business or partnership.
If the split is exercised, the initial Specified Amount on each new policy will be 50% of the Specified Amount of the split policy, minus 50% of any Indebtedness. The new policies will be individual permanent life insurance products we are issuing at the time of the split. The Policy Value minus any Indebtedness will be split between the new policies. The new policies’ rates will be based on each Insured’s Attained Insurance Age and the Insureds’ Risk Classifications in the old policies.
The PSO automatically terminates at the oldest Insured’s Attained Insurance Age 80. The PSO may terminate earlier at the request of the policy owner, death of one of the Insureds, or when the policy is split.
Accounting Value Increase Rider (AVIR). If the policy is fully surrendered while the rider is in force and prior to the expiration date of the rider, we will waive a portion of the Surrender Charge.
Please note the following about AVIR:
•	The amount waived is a percentage of the Surrender Charge that would apply to the initial Specified Amount.
•	The waiver does not apply to any Surrender Charge due to increases in Specified Amount, or to partial surrenders.
•	Surrender Charges will not be waived if the policy is being surrendered in exchange for a new insurance policy or contract.
Additional Information About Standard Benefits (Other than Standard Death Benefits)
In addition to the standard death benefits, other standard benefits are included with your policy at no additional cost, as described further below.
Automated Transfers, Automated Dollar-Cost Averaging, Asset Rebalancing. For information about these automatic transfer programs, please see the corresponding headings under “Transfers among the Fixed Accounts, Indexed Accounts and Subaccounts.”
Policy Value Credit. We may periodically apply a policy value credit to your Policy Value. The requirements that must be met to receive any policy value credit are shown under Policy Data section of the policy. The amount of the policy value credit is determined by multiplying the policy value credit percentage times the Policy Value minus any Indebtedness at the time the calculation is made. We reserve the right to calculate and apply any policy value credit annually, quarterly or monthly.
Any policy value credit will be allocated according to your premium allocation percentages in effect. Any policy value credit is nonforfeitable, except indirectly due to any applicable Surrender Charge.
We reserve the right to change the policy value credit percentage based on our expectations of future investment earnings, persistency, expenses, and/or federal and state tax assumptions. However, it will never be less than zero.
Overloan Protection Benefit (OPB). The overloan protection benefit prevents the policy from Lapsing due to the loan balance exceeding Policy Value. The OPB is included with new policies. The feature may be exercised by the policy Owner when all of the following conditions are met:
•	The policy has been in force for at least 15 years; and
•	The youngest Insured’s Attained Insurance Age is at least 75 but not greater than 95; and
•	Policy Indebtedness must be greater than the Specified Amount and greater than or equal to the Indebtedness percentage shown under Policy Data; and
•	The Cash Surrender Value is sufficient to pay the exercise charge; and

46    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

•	The death benefit option in effect is option 1; and
•	The policy has not yet entered the grace period; and
•	The policy is not a modified endowment contract, as defined by Section 7702A of the Internal Revenue Code, and exercising the benefit does not cause the policy to become a modified endowment contract; and
•	No current or future distributions will be required from the policy to maintain its qualification for treatment as a life insurance policy under the Internal Revenue Code; and
•	The sum of partial surrenders taken to date are greater than or equal to the amount that can be withdrawn from the policy without creating adverse tax consequences.
If all of the above conditions have been met, the policy owner may submit a written request to exercise the benefit to prevent the policy from entering the grace period. The benefit will become effective on the next monthly anniversary following receipt of request. Exercising the benefit is irrevocable.
A onetime charge to exercise the benefit will be deducted from Policy Value. The charge is a percentage of the Policy Value that will not exceed the maximum exercise charge of 3%.
Once the OPB has been exercised, the following changes to the base policy will occur:
1.	Premium payments are no longer accepted; however, loan repayments will be accepted.
2.	Monthly deductions will no longer be taken.
3.	Partial surrenders will no longer be available.
4.	Additional loans will no longer be available.
5.	Any outstanding loan will remain and interest will be charged at the current loan interest rate as shown under Policy Data.
6.	The NLG will no longer be in effect and cannot be reinstated.
7.	The death benefit option cannot be changed.
8.	Changes to the Specified Amount will no longer be allowed.
9.	Any riders attached to the policy will terminate.
Once the benefit has been exercised, the death benefit will be the applicable percentage from the Death Benefit Percentage Table as shown under Policy Data, multiplied by Policy Value or Indebtedness, whichever is greater. The OPB will terminate upon termination of the policy. If the policy terminates and is later reinstated, the OPB will also be reinstated with the policy. When the OPB available to exercise, a notification will be sent to the policy owner. Once the benefit is exercised, a notification listing the changes to the policy will be sent to the policy owner.
Exchange for a Fixed Benefit Policy. For two years after the policy is issued, we may allow you to exchange your policy for a life insurance policy with benefits that do not vary with the investment experience of the Subaccounts (“Fixed Benefit Policy”). This is accomplished by a transfer of all of the value in the Subaccounts to the Fixed Account and/or Indexed Account(s) without charge. The rules for transferring from the Subaccounts to the Fixed Account following a Fixed Account to Subaccount transfer will be waived only once.
Depending on the timing and the individual circumstances surrounding the exchange, the Fixed Benefit Policy will be on the life of the same Insureds and at the time of the exchange will have the same Policy Date and issue ages and a death benefit at least as great as the initial death benefit of your policy (assuming no decrease in Specified Amount prior to the exchange). The exchange may be subject to an equitable cash adjustment, which will recognize the investment performance of the policy through the effective date of the exchange and may have tax consequences. An exchange will be effective when we receive a written request in Good Order.
Example:
John Doe lives in California and is the Owner and Insured of a variable universal life insurance policy. Twelve months after the policy is issued, John decides he would rather own a policy that is not subject to the investment experience of the Funds in which the Variable Account divisions that support his policy invest, and would rather own a policy that earns a fixed rate of interest. Subject to the company’s requirements, John has up to twelve more months to exchange his variable policy for a fixed policy without the company requiring evidence of insurability.
Changes to the Policies
We reserve the right to do any of the following:
•	make any changes necessary to maintain the status of the policy as life insurance under the Code;
•	make other changes required under federal or state law relating to life insurance;
•	suspend or discontinue sale of the policies; and
•	comply with applicable law.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    47

We will give you any required notice and receive any regulatory approval before we make any of these changes.
Policy Loans
You may borrow against your policy by written or telephone request. (See “Two Ways to Request a Transfer, Loan or Surrender” for the address and telephone numbers for your requests.) Generally, we will process your loan within seven days after we receive your request in Good Order at our Service Center (for exceptions — see “Deferral of Payments,” under “Payment of Policy Loans, Surrenders and Death Benefit Proceeds”). We will mail loan payments to you by regular mail. If you request express mail delivery or an electronic fund transfer to your bank, we will charge a fee. For instructions, please contact your sales representative.
Minimum Loan Amounts
Generally, the minimum you can borrow from your policy is $500. State variations may apply. Please see your policy for further details.
Maximum Loan Amounts
•	90% of the Policy Value minus Surrender Charges.
•	For phone requests, if loan Proceeds are being sent to your address of record the maximum loan amount is $100,000.
The amount available at any time for a new loan is the maximum loan value less any existing Indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next Policy Anniversary and monthly deductions that we will take until the next Policy Anniversary.
Allocation of Loans to Accounts
Unless you specify otherwise, we will make the loan from the Fixed Account and the Subaccounts on a Pro Rata Basis. In determining these proportions, we first subtract the amount of any outstanding Indebtedness from the Fixed Account Value.
We redeem Accumulation Units to make loan amounts from the Subaccounts. When the FIxed Account, minus any Indebtedness, and the Subaccounts are exhausted, the loan will be taken from the Indexed Accounts. (See “Order of Deductions from Policy Value” for further discussion.) The amount of any loan or loan interest taken from the Subaccounts and Indexed Accounts will be transferred from the Subaccounts and Indexed Accounts to the Fixed Account.
Repayments
We will allocate loan repayments to Subaccounts, Indexed Accounts and/or the Fixed Account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.
Overdue Interest
If you do not pay accrued interest when it is due, we will increase the amount of Indebtedness in the Fixed Account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take that interest from the Fixed Account and the Subaccounts with value on a Pro Rata Basis. When the Fixed Account, minus any Indebtedness, and the Subaccounts are exhausted, the additional loan interest will be taken from the Indexed Accounts. See “Order of Deductions from Policy Value” for further discussion.
Effect of Policy Loans
A policy loan, whether or not repaid, affects cash value over time because the loan amount is subtracted from the Fixed Account, Subaccounts and/or Indexed Accounts as collateral. The loan collateral does not participate in the investment performance of the Subaccounts, nor does it receive indexed interest. The loan collateral earns interest at the minimum guaranteed rate of the Fixed Account (See “The Fixed Account”). Payment of this interest is subject to the creditworthiness and continued claims-paying ability of RiverSource Life Insurance Company. Starting in year 11 of the policy, the interest rate charged on the loan will be equal to the interest rate credited on the loan collateral. We reserve the right to change the interest rate charged on the loan; however, it will never exceed the maximum stated in the Periodic Charges Other than Fund Operating Expenses section of this prospectus. A loan reduces the policy surrender value. If the loan causes the Cash Surrender Value to drop to zero, the policy will Lapse. The death benefit is reduced by loan Indebtedness. A loan may also cause the NLG to terminate.

48    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Policy Surrenders
You may cancel the policy while it is in force and receive its Cash Surrender Value or take a partial surrender out of your policy. The Cash Surrender Value is the Policy Value minus Indebtedness minus any applicable Surrender Charges. If you surrender your policy, you receive its Cash Surrender Value, which is the Policy Value minus outstanding Indebtedness and applicable Surrender Charges. (See “Loads, Fees and Charges.”)
Surrender Charges affect the surrender value, which is a measure we use to determine whether your policy will enter a grace period (and possibly Lapse, which may have adverse tax consequences, see “Tax Risk”).
A partial surrender will reduce the Policy Value and the death benefit and may terminate the NLG. Additionally, for Option 1 policies, a partial surrender will reduce the Specified Amount. Partial surrenders are available within certain limits for a fee. After the first policy year, you may take a partial surrender of any amount from $500 up to 90% of the policy’s Cash Surrender Value. Partial surrenders by telephone are limited to $100,000, provided that surrender Proceeds are sent to your address of record. Unless you specify otherwise, we will make partial surrenders from the Fixed Account and Subaccounts on a Pro Rata Basis. When the Fixed Account, minus any Indebtedness, and the Subaccounts are exhausted, the partial surrender will be made from the Indexed Accounts. See “Order of Deductions from Policy Value” for further discussion.
Surrender Charges apply to this policy for the first ten years. Surrender Charges can significantly reduce Policy Values. Poor investment performance can also significantly reduce Policy Values. During early policy years the Cash Surrender Value may be less than the premiums you pay for the policy.
If your policy Lapses or is fully surrendered with an outstanding policy loan, you may experience a significant tax cost.
•	You will be taxed on any earnings in the policy. Generally, a policy has earnings to the extent the cash value plus any outstanding loans exceeds the investment in the contract.
•	For non-MEC policies, it could be the case that a policy with a relatively small existing cash value could have significant as yet untaxed earnings that will be taxed upon Lapse or surrender of the policy.
•	For MEC policies, earnings are the remaining earnings (any earnings that have not been previously taxed) in the policy, which could be a significant amount depending on the policy.
You may take a full or a partial surrender by written request. We may, but are not required to, accept a full or partial surrender request from you by phone. (See “Two Ways to Request a Transfer, Loan or Surrender” for address and telephone numbers for your requests.) We will process your surrender request on the Valuation Date we receive it. If we receive your surrender request at our Service Center in Good Order before the Close of Business, we will process your surrender using the Accumulation Unit value we calculate on the Valuation Date we received your surrender request. If we receive your surrender request at our Service Center in Good Order at or after the Close of Business, we will process your surrender using the Accumulation Unit value we calculate on the next Valuation Date after we received your surrender request. We may require you to return your policy. Generally, we will process your payment within seven days (for exceptions — see “Deferral of Payments” under “Payment of Policy Loans, Surrenders and Death Benefit Proceeds”). We will mail surrender payments to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request that payment be wired to your bank. We will charge a fee if you request an electronic funds transfer to your bank. For instructions, please contact your sales representative.
Effect of partial surrenders
•	A partial surrender will reduce the Policy Value by the amount of the partial surrender and the partial Surrender Charge. (See “Fee Tables” and “Loads, Fees and Charges.”)
•	A partial surrender will reduce the death benefit by the amount of the partial surrender and charge, or, if the death benefit is based on the applicable percentage of Policy Value, by an amount equal to the applicable percentage times the amount of the partial surrender.
•	A partial surrender may terminate the NLG. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the the NLG in effect.
•	If Option 1 is in effect, a partial surrender will reduce the Specified Amount by the amount of the partial surrender and charge. This may cause the policy to become a Modified Endowment Contract. We will deduct this decrease from the current Specified Amount in this order:
First from the initial Specified Amount when the policy was issued;
Then from the increases successively following the initial Specified Amount.
•	Because they reduce the Specified Amount, partial surrenders may affect the cost of insurance. We will not allow a partial surrender if it would reduce the Specified Amount below the required minimum. (See “Decreases” under “Proceeds Payable Upon Death.”)
•	If Option 2 is in effect, a partial surrender does not affect the Specified Amount.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    49

Two Ways to Request a Transfer, Loan or Surrender
You can request a transfer, loan or surrender by mail or by phone. You will be required to provide your name, policy number, Social Security Number or Taxpayer Identification Number when you request a transfer, loan or partial surrender. Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory income tax withholding on the taxable portion of the distribution.
1 1 By mail
To request a transfer, loan or surrender by mail, please call us at the number below or contact your sales representative to obtain the required request form. Mail the completed request form to:
Regular mail:
RiverSource Life Insurance Company
70100 Ameriprise Financial Center
Minneapolis, MN 55474
Express mail:
RiverSource Life Insurance Company
70200 Ameriprise Financial Center
Minneapolis, MN 55474
2 2 By phone
1-800-862-7919
•	We answer telephone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.
•	We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and recording calls. As long as these procedures are followed, neither we nor our affiliates will be liable for any loss resulting from fraudulent requests.
•	We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write and tell us.
dELIVERY OPTIONS FOR LOAN OR SURRENDER PROCEEDS
1 1 By regular or express mail
•	payable to you;
•	mailed to your address of record.
NOTE: We will charge you a fee if you request express mail delivery. (See “Fees for Express Mail and Electronic Fund Transfers of Loan or Surrender Proceeds”.)
2 2 By wire or other form of electronic payment
•	request that payment be wired to your bank account;
•	pre-authorization required.
NOTE: We will charge you a fee if you request electronic fund transfer. (See “Fees for Express Mail and Electronic Fund Transfers of Loan or Surrender Proceeds”.)
We may choose to permit you to have checks issued and delivered to an alternate payee or to an address other than your address of record. We may also choose to allow you to direct wires or other electronic payments to accounts owned by a third-party. We may have additional Good Order requirements that must be met prior to processing requests to make any payments to a party other than the policy Owner or to an address other than the address of record. These requirements will be designed to ensure policy Owner instructions are genuine and to prevent fraud.

50    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Payment of Policy Loans, Surrenders and Death Benefit Proceeds
We will pay Proceeds when:
•	you surrender the policy; or
•	you take a policy loan; or
•	the last surviving Insured dies.
We pay all death benefit Proceeds by check (unless the Beneficiary has chosen to have death benefit Proceeds directly deposited into another Ameriprise Financial, Inc. account). We will compute the amount of the death benefit and pay it in a lump sum unless you select one of the payment options below. We will pay interest at a rate not less than 1% per year on lump sum death benefit Proceeds from the date of the last surviving  Insured’s death to the settlement date (the date on which we pay Proceeds in a lump sum or we first place them under a payment option).
Payment Options
During the Insureds’ lifetimes, you may request in writing that we pay policy Proceeds under one or more of the three payment options below. The Beneficiary may also select a payment option, unless you say that he or she cannot. You decide how much of the Proceeds will be placed under each option (minimum: $5,000). We will transfer any such amount to our general investment account. You may also make a written request to change a prior choice of payment option or, if we agree, to elect a payment option other than the three listed below. Unless we agree otherwise, payments under all options must be made to a natural person.
Option A — Interest Payments: We will pay interest on any Proceeds placed under this option at a rate 1% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw Proceeds in amounts of at least $100. At any time, you may withdraw all of the Proceeds that remain or you may place them under a different payment option approved by us.
Option B — Payments for a specified period: We will make fixed monthly payments for the number of years you specify. We will furnish monthly amounts for payment periods at your request, without charge.
Option C — Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 5, 10 or 15 years. We will furnish settlement rates for any year, age, or any combination of year, age and sex at your request, without charge.
Deferral of Payments
Normally, we will send a payment within seven days after receiving your request in Good Order. However, we reserve the right to postpone payments of Cash Surrender Value, policy loans or variable death benefit Proceeds in excess of the Specified Amount if:
•	the NYSE is closed, except for normal holiday and weekend closings;
•	trading on the NYSE is restricted according to SEC rules;
•	an emergency, as defined by SEC rules, makes it impractical to sell securities or to value the net assets of the accounts; or
•	the SEC permits us to delay payment for the protection of security holders.
We may also postpone payment of the amount attributable to a purchase payment as part of the total surrender amount until cleared from the originating financial institution.
We may delay payment of any loans or surrenders from the Fixed or the Index Account for up to six months from the date we receive the request in Good Order. If we postpone the payment of the Proceeds, we will pay any interest required by law.
Federal Taxes
The following is a general discussion of the policy’s federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of current federal income tax laws and of how the IRS currently interprets them. Both the laws and their interpretation may change.
You should make the decision as to who the Owner and the Beneficiary will be after consultation with your tax and legal advisors. These decisions may significantly affect the amount due for federal and state income tax, gift tax and estate or inheritance tax and also your ownership rights to the policy.

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The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. We reserve the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.
Income tax reporting and withholding: If any amounts are (or are deemed to be) taxable distributions to the policy Owner, such amounts will generally be subject to federal income tax and possibly a tax penalty, and may be subject to federal withholding pursuant to the Code. (See “Taxation of Policy Proceeds.”) Such amounts will also be subject to tax reporting. Reporting may also be required in the event of a policy exchange or other distributions from the policy even if no amounts are currently subject to tax. State income tax reporting and withholding may also apply.
Diversification and investor control: A variable life insurance policy must meet a diversification test under Section 817(h) of the Code and is subject to an investor control rule. Failure to meet either of these tests means that a life insurance policy fails to qualify as a life insurance policy for federal income tax purposes. The diversification test requires the underlying Funds to be invested in a diversified portfolio of assets based on IRS rules. The investor control rule has been established in a number of published rulings issued by the IRS. According to the IRS, determining whether the policy Owner has sufficient incidents of ownership over assets invested in the Subaccounts to be considered the owner of those assets depends on all of the relevant facts and circumstances. The IRS has provided guidance on several factors that, if present, would suggest investor control exists, or, alternatively, would indicate that investor control does not exist. The IRS has to date not yet ruled on several other issues. We reserve the right to modify the policy, as necessary, so that the Owner will not be subject to current taxation as the owner of the Subaccounts’ assets.
RiverSource Life’s Tax Status
We are taxed as a life insurance company under the Code. For federal income tax purposes, the Subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the Fund in which the Subaccount invests and becomes part of the Subaccount’s value. This investment income, including realized capital gains, is not subject to any withholding for federal or state income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance policies or in our tax status as we then understand it. The company includes in its taxable income the net investment income derived from the investment of assets held in its Subaccounts because the company is considered the owner of these assets under federal income tax law.  The company may claim certain tax benefits associated with this investment income. These benefits, which may include foreign tax credits and the corporate dividend received deduction, are not passed on to you since the company is the owner of the assets under federal tax law and is taxed on the investment income generated by the assets.
Taxation of Policy Proceeds
Death benefit Proceeds: The death benefit paid to the Beneficiary generally is not considered income to the Beneficiary and is not subject to federal income taxes. When the Proceeds are paid on or after the youngest Insured’s Attained Insurance Age 120, if the amount received plus any Indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income.
Death benefit Proceeds under Payment Option A: The death benefit Proceeds generally are not subject to income tax, but payments of interest under this payment option are taxable and may be reported to the IRS and a state, if applicable.
Death benefit Proceeds under Payment Options B and C: A portion of each payment will be taxed as ordinary income and a portion will be considered a return of the Beneficiary’s investment in the policy and will not be taxed. The Beneficiary’s investment in the policy is generally the death benefit Proceeds applied to the payment options. Under Option C only, any payments made after the investment in the policy is fully recovered will be subject to tax. Any taxable earnings may be reported to the IRS and a state, if applicable.
Pre-death Proceeds (See the following table.): Generally, part or all of any pre-death Proceeds received through full surrender, Lapse, partial surrender, or payment options may be subject to federal (and state, if applicable) income tax as ordinary income to the extent of any earnings in the policy. Depending on the situation, these rules may also apply to policy loans and an assignment of the policy as collateral. It is possible that the amount of taxable income generated at the Lapse or surrender of a policy with a loan may exceed the actual amount of cash received. In some cases, the tax liability depends on whether the policy is a modified endowment contract (explained in the following table). The taxable amount may also be subject to an additional 10% IRS penalty tax if the policy is a modified endowment contract and you are younger than age 59½. (See “Penalty tax” under “Modified Endowment Contracts.”)

52    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Source of Proceeds	Taxable Portion of Pre-death Proceeds
Non-Modified Endowment Contracts:	Taxable portion of pre-death Proceeds:
Full surrender:	You will be taxed on the amount received, plus any Indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of full surrender — these earnings may be part of the policy cash value or part of loans previously taken. It could be the case that a policy with a relatively small existing Cash Surrender Value could have significant earnings that will be taxed upon surrender of the policy.
Lapse:	You will be taxed on any Indebtedness minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of Lapse — these earnings may be part of the policy cash value or part of loans previously taken. It could be the case that a policy with a relatively small existing Cash Surrender Value could have significant earnings that will be taxed upon Lapse of the policy.
Partial Surrenders:	Generally, if the amount received is greater than your investment in the policy,(1) the amount in excess of your investment is taxable. However, during the first 15 policy years, a different amount may be taxable if the partial surrender results in or is necessitated by a reduction in benefits.
Policy loans and assignments and pledges:	None. (2)

Modified Endowment Contracts:(3)	Taxable portion of pre-death Proceeds:
Full surrender:	You will be taxed on the amount received, plus any Indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of full surrender — these earnings may be part of the policy cash value or part of loans previously taken. Please note, for modified endowment contracts, it is likely that any earnings taken in previous policy loans were taxable and would be included in the investment in the policy.
Lapse:	You will be taxed on any Indebtedness minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of Lapse — these earning may be part of the policy cash value or part of loans previously taken.
Partial Surrenders:	You will be taxed on the lesser of:
• the amount received; or
• Policy Value minus your investment in the policy.(1)
Policy loans and assignments and pledges:	You will be taxed on the lesser of:
• the amount of the loan/assignment; or
• Policy Value minus your investment in the policy.(1)

Payment Options: Pre-death Proceeds (applicable to non-modified endowment contracts and modified endowment contracts):	Option A: Treated as a full surrender; earnings are taxed and may be subject to an additional 10% penalty tax for modified endowment contracts. Interest is taxed (but not subject to an additional 10% IRS penalty tax).

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Source of Proceeds	Taxable Portion of Pre-death Proceeds
Options B and C: A portion of each payment is taxed and a portion is considered a return on investment in the policy(1) and not taxed. Any Indebtedness at the time the option is elected is treated as a partial surrender and earnings are taxed (and may be subject to an additional 10% penalty tax for modified endowment contracts). Payments made after the investment in the policy(1) is fully recovered are taxed (and may be subject to an additional 10% penalty tax for modified endowment contracts).

(1)	Investment in the policy is generally equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus taxable portion of any previous policy loans. (for non-modified endowment contracts, it is unlikely that any previous policy loans were taxable).
(2)	However, should the policy later be surrendered or Lapse with outstanding Indebtedness, see discussion related to “full surrender” or “Lapse” under “Source of Proceeds” in the “Non-Modified Endowment Contracts” section shown above for the explanation of tax treatment.
(3)	Any taxable portion of pre-death Proceeds may be subject to a 10% IRS penalty tax (exceptions apply — see “Penalty tax” under “Modified Endowment Contracts.”)

54    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Modified Endowment Contracts
Your policy is a modified endowment contract if the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.
If you exchanged a policy that is a modified endowment contract under section 1035 of the Code, your new policy also will be a modified endowment contract. If you exchanged a policy that is a non-modified endowment contract, your new policy may become a modified endowment contract.
We have procedures for monitoring whether your policy becomes a modified endowment contract. We calculate modified endowment contract limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the Risk Classification, sex and age of the Insureds. We recalculate these limits later if certain increases or reductions in benefits occur.
If you pay a premium that causes your policy to become a modified endowment contract under the Code, we will notify you in writing. If you do not want your policy to remain a modified endowment contract, you can choose one of the following options within the time period stated in the notice:
•	ask us to refund the excess premium that caused the policy to become a modified endowment contract, plus interest; or
•	ask us to apply the excess premium to your policy at a later date when it would not cause the policy to become a modified endowment contract.
You do not have to choose either of these options. If you do not choose one of these options, your policy will remain a modified endowment contract for the life of the policy. (See “Modified Endowment Contracts” in the table under “Taxation of Policy Proceeds.”)
Increases in benefits: We recalculate limits when an increase is a “material change.” Almost any increase you request, such as an increase in Specified Amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the applicable percentage table described in the “Proceeds Payable upon Death” section or an increase in Policy Value growth under Option 2, generally is not a material change. A policy becomes a modified endowment contract if premiums you pay in the first seven years following a material change exceed the recalculated limits.
Reductions in benefits: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had been in effect for the entire applicable seven-year period. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment contract limits. If the premiums you have already paid exceed the recalculated limits, the policy will become a modified endowment contract with applicable tax implications even if you do not pay any further premiums.
Distributions affected: Modified endowment contract rules apply to distributions in the year the policy becomes a modified endowment contract and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment contract because the IRS presumes that you took a distribution in anticipation of that event.
Serial purchase of modified endowment contracts: The IRS treats all modified endowment contracts issued by the same insurer (or possibly affiliated companies of the insurer) to the same Owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.
Penalty tax: If a policy is a modified endowment contract, the taxable portion of pre-death Proceeds from a full surrender, Lapse, partial surrender, policy loan or assignment of Policy Value or certain payment options may be subject to a 10% penalty tax unless:
•	the distribution occurs on or after the date that the Owner attains age 59½;
•	the distribution is attributable to the Owner becoming disabled (within the meaning of Section 72(m)(7) of the Code); or
•	the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the Owner or over the joint lives (or life expectancies) of the Owner and the Owner’s Beneficiary.
(See “Taxation of Policy Proceeds”, “Pre-death Proceeds” and accompanying table.)
Other Tax Considerations
Interest paid on policy loans: Generally, no deduction is allowed for interest paid or accrued on any Indebtedness with respect to life insurance policies. However, a deduction is allowed under Section 264(e) of the Code for interest (subject to certain interest rate limitations) on policy loans of a business with respect to certain key person insurance. The aggregate amount of Indebtedness that can be borrowed on that key individual (who must be an officer or 20-percent

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owner of the business) may not exceed $50,000. The amount of key persons is limited to a maximum of 20 with respect to any controlled group of companies. A business that falls within the exception of Section 264(e) and is allowed a deduction for interest with respect to key-person insurance up to $50,000 nonetheless must also not fall within either of the prohibitions of Sections 264(a)(2) (with respect to certain single premium policies), and (a)(3) (Indebtedness incurred or continued to purchase or carry a life insurance contract pursuant to a plan of purchase which contemplates the systematic borrowing of part or all of the increases in the cash value).
Policy changes: Changing ownership, exchanging or assigning the policy may have income, gift and/or estate tax consequences, depending on the circumstances.
1035 exchanges: See “Exchange/Replacement Risk” under “Policy Risk” for potential risks associated with 1035 exchanges. Section 1035 of the Code permits nontaxable exchanges of certain insurance policies, endowment contracts, annuity contracts and qualified long-term care insurance contracts while providing for continued tax deferral of earnings. In addition, Section 1035 permits the carryover of the investment in the contract from the old policy or contract to the new policy or contract. In a 1035 exchange one policy or contract is exchanged for another policy or contract. The following are nontaxable exchanges: (1) the exchange of a life insurance policy for another life insurance policy or for an endowment, annuity or qualified long-term care insurance contract, (2) the exchange of an endowment contract for an annuity or qualified long-term care insurance contract, or for an endowment contract under which payments will begin no later than payments would have begun under the contract exchanged, (3) the exchange of an annuity contract for another annuity contract or for a qualified long-term care insurance contract, and (4) the exchange of a qualified long-term care insurance contract for a qualified long-term care insurance contract. Additionally, other tax rules apply. Depending on the issue date of your original policy or contract, there may be tax or other benefits that are given up to gain the benefits of the new policy or contract. Consider whether the features and benefits of the new policy or contract outweigh any tax or other benefits of the old policy or contract. If the life insurance policy has an outstanding loan, there may be tax consequences. Currently, partial exchanges of life insurance policies are not allowed by the company because there is no guidance from the IRS.
Other taxes: Federal estate tax, state and local estate or inheritance tax, federal or state gift tax and other tax consequences of ownership or receipt of policy Proceeds will also depend on the circumstances. All of these laws are subject to change.
Employer-owned life insurance: The Pension Protection Act (PPA) of 2006 amended Section 101 of the Code by adding a new Section 101(j) that addresses the tax treatment of “employer-owned life insurance” (EOLI). Unless one of four specified conditions is met and the notice and consent requirements are met, any death benefits in excess of the premiums paid are taxed. In general, an EOLI contract is any life insurance contract owned by a person engaged in a trade or business and under which such person or any related person is directly or indirectly a Beneficiary under the contract and that covers the life (or lives) of an employee of the employer (or certain related persons). Additionally, an applicable policyholder owning 1 or more employer-owned life insurance contracts is required to file a Form 8925 with the IRS. The applicable policyholder is required to keep records necessary to determine whether the requirements of the reporting rule and the income inclusion rule are met.
The four specified conditions are:
•	The last surviving Insured was an employee at any time during the 12-month period before that Insured’s death;
•	The Insureds are, at the time the contract is issued a director, a highly compensated employee as defined by reference to the qualified plan rules in Section 414(q) or one of the 35% most highly compensated individuals within the meaning of self-insured health plans;
•	The death benefits are paid to a member of the family of the last surviving Insured, any individual who is the designated Beneficiary of the Insured under the contract (other than the employer), a trust established for the benefit of any such member of the family or designated Beneficiary, or the estate of the last surviving Insured; or
•	The amount is used to purchase an equity (or capital or profits) interest in the employer from a family member of the last surviving Insured, an individual who is a designated Beneficiary, a trust established for the benefit of a family member or designated Beneficiary, or the estate of the last surviving Insured.
The notice and consent requirements are met if, before the issuance of the policy, the employee:
•	Is notified in writing that the applicable policyholder intends to insure the employee’s life and of the maximum face amount for which the employee could be insured at the time the contract was issued;
•	Provides written consent to being insured under the contract and that such coverage may continue after the Insured terminates employment; and
•	Is informed in writing that an applicable policyholder will be a Beneficiary of any Proceeds payable upon the death of the employee.

56    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Split Dollar Arrangements
The following is a general discussion of the federal income tax implications of a split dollar arrangement entered into or materially modified after Sept. 17, 2003. You should consult your legal and tax advisors before developing or entering into a split dollar arrangement.
A typical split-dollar life insurance agreement is an arrangement under which two parties agree to share the costs and benefits of a permanent life insurance contract which provides both a death benefit and cash values. The arrangement divides or “splits” between two parties the death benefit and the cash value of the policy or other economic benefits under the contract. The objective of a split dollar arrangement is to join together the life insurance needs of one party with the premium paying ability of another. The typical split dollar arrangement is between an employer and an employee, but the arrangement may be used in other relationships, such as between a corporation-shareholder, a parent and a child, or a donor and a charity.
Traditionally, there have been two types of split dollar arrangements. In the “endorsement” system, the employer owns the policy and is responsible for the payment of the annual premiums. The employee is then required to reimburse the employer for his or her share, if any, of the premiums. The “collateral assignment system” is described as a system in which the employee in form owns the policy and pays the entire premium. The employer in form makes annual loans (sometimes without interest or below the fair rate of interest), to the employee of amounts equal to the yearly increases in the Cash Surrender Value, but not exceeding the annual premiums. The employee executes an assignment of the policy to the employer as collateral security for the loans. The loans are generally payable at the termination of employment or the death of the employee. In a reverse split dollar plan, the payor of the premiums retains the life insurance protection and another party owns the rights to the cash value of the policy.
The Treasury regulations define a split dollar life insurance arrangement as any arrangement between an Owner of a life insurance contract and a non-owner of the contract under which either party to the arrangement pays all or part of the premiums, and one of the parties paying the premiums is entitled to recover (either conditionally or unconditionally) all or any portion of those premiums and such recovery is to be made from, or is secured by, the Proceeds of the contract. The definition is not intended to include life insurance plans where only one party has all the rights to the policy such as group-term plans (Section 79 of the Code), executive bonus arrangements or key-person plans.
Under a special rule, any arrangement between an Owner and a non-owner of a life insurance contract is treated as a split-dollar life insurance arrangement (regardless of whether the criteria set forth above are satisfied) if the arrangement is entered into in connection with the performance of services and is not part of a group-term life insurance plan described in Section 79, the employer or service recipient pays, directly or indirectly, all or any portion of the premiums; and either (1) the Beneficiary of all or any portion of the death benefit is designated by the employee or service provider or is any person whom the employee or service provider would reasonably be expected to designate as the Beneficiary; or (2) the employee or service provider has any interest in the policy cash value of the life insurance contract. For example, in a compensatory context in which the employer owns the contract, the employee must include in gross income the value of any interest in the Cash Surrender Value of the contract provided to the employee during a taxable year.
Another special rule provides that an arrangement is a split-dollar arrangement (regardless of whether the criteria set forth above are satisfied) if the arrangement is entered into between a corporation and another person in that person’s capacity as a shareholder in the corporation; the corporation pays, directly or indirectly, all or any portion of the premiums; and either (1) the Beneficiary of all or any portion of the death benefit is designated by the shareholder or is any person whom the shareholder would reasonably be expected to designate as the Beneficiary; or (2) the shareholder has any interest in the policy cash value of the life insurance contract.
Mutually Exclusive Regimes
The regulations provide for two mutually exclusive regimes for taxing split-dollar life insurance arrangements. The regulations apply for purposes of income tax, gift tax, FICA, FUTA, RRTA, SECA, and wage withholding. The regulations require both the Owner and non-owner of a life insurance contract to fully account for all amounts under the arrangement under the rules that apply to the regime under which the arrangement is taxed.
•	Economic Benefit Split Dollar: As a general rule for split-dollar life insurance arrangements that are taxed under the economic benefit regime, the Owner of the life insurance contract is treated as providing economic benefits to the non-owner of the contract. The economic benefit regime generally will govern the taxation of endorsement arrangements. Also, a special rule requires the economic benefit regime to apply (and the loan regime not to apply) to any split-dollar life insurance arrangement if: (i) the arrangement is entered into in connection with the performance of services, and the employee or service provider is not the Owner of the life insurance contract; or (ii) the arrangement is entered into between a donor and a donee (for example, a life insurance trust) and the donee is not the Owner of the life insurance contract.

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The value of the economic benefits, reduced by any consideration paid by the non-owner to the Owner, is treated as transferred from the Owner to the non-owner. The possible economic benefits provided to the non-owner can include the value of current life insurance coverage, any portion of the Cash Surrender Value available to the non-owner, and any other economic benefit. The tax consequences of that transfer will depend on the relationship between the Owner and the non-owner. Thus, the transfer may constitute a payment of compensation, a dividend distribution, a gift, or a transfer having a different tax character. Further, depending on the relationship between or among a non-owner and one or more other persons (including a non-owner or non-owners), the economic benefits may be treated as provided from the Owner to the non-owner and as separately provided from the non-owner to such other person or persons (for example, as a payment of compensation from an employer to an employee and as a gift from the employee to the employee’s child).
•	Loan (Collateral Assignment) Split Dollar: Under loan regime, the non-owner of the life insurance contract is treated as loaning premium payments to the Owner of the contract. Except for specified arrangements, the loan regime applies to any split-dollar loan. A payment made pursuant to a split-dollar life insurance arrangement is a split-dollar loan and the Owner and non-owner are treated, respectively, as borrower and lender if (i) the payment is made either directly or indirectly by the non-owner to the Owner; (ii) the payment is a loan under general principles of Federal tax law or, if not a loan under general principles of Federal tax law, a reasonable person would expect the payment to be repaid in full to the non-owner (whether with or without interest); and (iii) the repayment is to be made from, or is secured by, either the policy’s death benefit Proceeds or its Cash Surrender Value, or both. A borrower generally may not deduct any interest on a split-dollar. If the split-dollar loan provides for sufficient interest, then the loan generally is subject to the general rules for debt instruments.
If a split-dollar loan is a below-market loan, then, in general, the loan is recharacterized as a loan with interest at the applicable Federal rate (AFR), coupled with an imputed transfer by the lender to the borrower. The timing, amount, and characterization of the imputed transfers between the lender and borrower of the loan will depend upon the relationship between the lender and the borrower (for example, the imputed transfer is generally characterized as a compensation payment if the lender is the borrower’s employer), and whether the loan is a demand loan or a term loan.
EOLI Requirements May Apply
A contract that is subject to a split dollar arrangement is an employer-owned life insurance contract if the contract is owned by a person engaged in a trade or business and is otherwise described in Section 101(j) of the Code. However, the general rule of Section 101(j) does not apply to the extent any amount received by reason of the death of the last surviving Insured is paid to a family member of the last surviving Insured, an individual who is a designated Beneficiary, a trust established for the benefit of a family member or designated Beneficiary. Notice 2008-42 provides guidance regarding the application of Sections 101(j) to life insurance contracts that are subject to split-dollar life insurance arrangements.
Taxation — Determined by Policy Ownership
The regulations provide rules for determining the Owner and the non-owner of the life insurance contract. The general rule is that the Owner is the person named as the policy Owner. If two or more persons are designated as the policy Owner, the first-named person generally is treated as the Owner of the entire contract, however, if two or more persons are named as the policy Owner and each such person has at all times, all the incidents of ownership with respect to an undivided interest in the contract, those persons are treated as Owner of separate contracts. The general rule that the person named as the policy Owner is treated as the Owner of the life insurance contract is subject to two exceptions involving situations in which the only benefit available under the split-dollar life insurance arrangement is the value of current life insurance protection (that is, non-equity arrangements).
The regulations add attribution rules to determine the Owner of a policy. Under these rules, if a split-dollar life insurance arrangement is entered into in connection with the performance of services, the employer or service recipient is treated as the Owner of the life insurance contract if the Owner under the split-dollar life insurance arrangement is: (a) a trust described in Section 402(b); (b) A grantor trust that is treated as owned by either the employer or the service recipient; (c) a welfare benefit fund within the meaning of Section 419(e)(1); or (d) certain related parties.
If you are considering a split dollar arrangement, you should consult your legal and tax advisor.
Section 409A
The Section 409A regulations explain that a split-dollar life insurance arrangement may provide for deferred compensation, as determined through application of the general rules defining deferred compensation and a nonqualified deferred compensation plan. Notice 2007-34 was issued concurrently with the regulations under Section 409A to provide guidance regarding the application of Section 409A to split-dollar life insurance arrangements. The Notice confirms that many split-dollar arrangements are not subject to Section 409A and provides that certain modifications of these arrangements necessary to comply with, or avoid application of, Section 409A will not be treated

58    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

as material modifications under the split dollar rules. The Notice further clarifies that a split-dollar arrangement generally provides for deferred compensation if the service provider has a legally binding right during a taxable year to compensation that is payable to or on behalf of the provider in a later year. In addition, the regulations under Section 409A provide additional categories of plans for purposes of the aggregation rules, including a separate category for split-dollar arrangements.
Distribution of the Policy
RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the policy. Its office is located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.
Sales of the Policy
•	Only securities broker-dealers (“selling firms”) registered with the SEC and members of the FINRA may sell the policy.
•	The policies are continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the policies to the public. We agree to pay the selling firm (or an affiliated insurance agency) for policies its sales representatives sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when policies are returned under the free look period.
Payments to the Selling Firms
In addition to commissions, we may, in order to promote sales of the policies, and as permitted by applicable laws and regulations, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:
—	sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for sales representatives, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;
—	marketing support related to sales of the policy including for example, the creation of marketing materials, advertising and newsletters;
—	providing services to policy Owners; and
—	funding other events sponsored by a selling firm that may encourage the selling firm’s sales representatives to sell the policy.
These promotional incentives or reimbursements may be calculated as a percentage of the selling firm’s aggregate, net or anticipated sales and/or total assets attributable to sales of the policy, and/or may be a fixed dollar amount. As noted below, this additional compensation may cause the selling firm and its sales representatives to favor the policies.
Sources of Payments to Selling Firms
•	We pay the commissions and other compensation described above from our assets.
•	Our assets may include:
—	revenues we receive from fees and expenses that you will pay when buying, owning and surrendering the policy (see “Fee Tables”);
—	compensation we or an affiliate receive from a Fund’s investment adviser, subadviser, distributor or an affiliate of any of these (see “The Variable Account and the Funds — The Funds”); and
—	revenues we receive from other contracts and policies we sell that are not securities and other businesses we conduct.
•	You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the policy. However, you may pay part or all of the commissions and other compensation described above indirectly through:
—	fees and expenses we collect from policy Owners, including Surrender Charges; and
—	fees and expenses charged by the underlying Funds in which the Subaccounts you select invest, to the extent we or one of our affiliates receive revenue from the Funds or an affiliated person.
Potential Conflicts of Interest
Compensation payment arrangements with selling firms can potentially:
•	give selling firms a heightened financial incentive to sell the policy offered in this prospectus over another investment with lower compensation to the selling firm.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    59

•	cause selling firms to encourage their sales representatives to sell you the policy offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.
•	cause a selling firm to grant us access to its sales representatives to promote sales of the policy offered in this prospectus, while denying that access to other firms offering similar policies or other alternative investments which may pay lower compensation to the selling firm.
Payments to Sales Representatives
•	The selling firm pays its sales representatives. The selling firm decides the compensation and benefits it will pay its sales representatives.
•	To inform yourself of any potential conflicts of interest, ask your sales representative before you buy how the selling firm and its sales representatives are being compensated and the amount of the compensation that each will receive if you buy the policy.
Legal Proceedings
Insurance companies have been the subject of increasing regulatory, legislative and judicial scrutiny. Numerous state and federal regulatory agencies have commenced examinations and other inquiries of insurance companies regarding sales and marketing practices (including sales to older consumers and disclosure practices), claims handling, and unclaimed property and escheatment practices and procedures. With regard to an industry-wide investigation of unclaimed property and escheatment practices and procedures, RiverSource Life is responding to regulatory audits, market conduct examinations and other inquiries (including a multistate insurance department examination and a market conduct examination by the State of Minnesota). RiverSource Life has cooperated and will continue to cooperate with the applicable regulators.
RiverSource Life is involved in the normal course of business in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory investigation, examination or proceeding that is likely to have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Notwithstanding the foregoing, it is possible that the outcome of any such current or future legal, arbitration or regulatory proceeding could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.
Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of RiverSource Life or the insurance industry generally.
Householding and Delivery of Certain Documents
With your prior consent, RiverSource Life and its affiliates may use and combine information concerning accounts owned by members of the same household and provide a single paper or electronic copy of certain documents to that household. This householding of documents may include prospectuses, supplements, annual reports, semiannual reports and proxies. Your authorization remains in effect unless we are notified otherwise. If you wish to continue receiving multiple copies of these documents, you can opt out of householding by calling us at 1.866.273.7429. Multiple mailings will resume within 30 days after we receive your opt out request.
How We Handle Policies Under Unclaimed Property Laws
Every state has unclaimed property laws which generally declare insurance policies to be abandoned after a period of inactivity of one to five years from either 1) the policy’s maturity date (actual or deemed by statute) or 2) the date the death benefit is due and payable. Your policy’s deemed maturity date is the date the youngest Insured’s Attained Insurance Age equals 120.  If we determine that the death benefit has become payable, we will use our best efforts to locate you or your designated Beneficiaries. If we are unable to locate a Beneficiary, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or you last resided, as shown in our books and records, or to our state of domicile. Generally, this surrender of property to the state is commonly referred to as “escheatment”. To avoid escheatment, and ensure an effective process for your Beneficiaries, it is important that your personal address and Beneficiary designations are up to date, including complete names, date of birth, current addresses and phone numbers, and taxpayer identification numbers for each Beneficiary. Updates to your Beneficiary designations should be sent to our Service Center.
Escheatment may also be required by law if a known Beneficiary fails to demand or present an instrument or document to claim the death benefit in a timely manner, creating a presumption of abandonment. If your Beneficiary steps forward (with the proper documentation) to claim escheated death benefit Proceeds, the state is obligated to pay any such Proceeds it is holding.

60    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    61

Financial Statements
You can find our audited financial statements and the audited financial statements of the divisions, which are comprised of Subaccounts, in the SAI. The SAI does not include audited financial statements for divisions that are new (if any) and have no activity as of the financial statement date.

62    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Appendix A: Funds Available Under the Contract
The following is a list of funds available under the contract. More information about the funds is available in the prospectuses for the funds, which may be amended from time to time and can be found online at [    ]. You can also request this information at no cost by calling [    ] or by sending an email request to [    ].
The current expenses and performance information below reflects fee and expenses of the funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each fund’s past performance is not necessarily an indication of future performance.
Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses Ratio [NET] (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital	AB VPS Large Cap Growth Portfolio (Class A) AllianceBernstein L.P.	0.67	35.48	20.45	17.43
The Portfolio seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of its underlying index, the Alerian Midstream Energy Select Index (the "Index").	ALPS | Alerian Energy Infrastructure Portfolio: Class I ALPS Advisors, Inc.	0.95	-24.85	0.78	-
Seeks long-term capital growth. Income is a secondary objective.	American Century VP Value, Class IAmerican Century Investment Management, Inc.	0.73	0.98	8.83	9.73
Seeks high total investment return.	BlackRock Global Allocation V.I. Fund (Class I) BlackRock Advisors, LLC	0.76	21.00	9.42	6.86
Seeks maximum total investment return through a combination of capital growth and current income.	Columbia Variable Portfolio - Balanced Fund (Class 1) Columbia Management Investment Advisers, LLC	0.76	17.77	10.78	10.29
Seeks to provide shareholders with total return.	Columbia Variable Portfolio - Commodity Strategy Fund (Class 1) Columbia Management Investment Advisers, LLC	0.70	-1.29	1.06	-
Seeks total return, consisting of long-term capital appreciation and current income.	Columbia Variable Portfolio - Contrarian Core Fund (Class 1) Columbia Management Investment Advisers, LLC	0.73	22.35	14.45	-
Seeks to provide shareholders with capital appreciation.	Columbia Variable Portfolio - Disciplined Core Fund (Class 1) Columbia Management Investment Advisers, LLC	0.66	14.12	13.03	13.19
Seeks to provide shareholders with a high level of current income and, as a secondary objective, steady growth of capital.	Columbia Variable Portfolio - Dividend Opportunity Fund (Class 1) Columbia Management Investment Advisers, LLC	0.74	1.15	8.99	8.54

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    63

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses Ratio [NET] (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Non-diversified fund that seeks to provide shareholders with high total return through current income and, secondarily, through capital appreciation.	Columbia Variable Portfolio - Emerging Markets Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.74	7.43	6.92	-
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Emerging Markets Fund (Class 1) Columbia Management Investment Advisers, LLC	1.14	33.61	16.39	5.98
Seeks to provide shareholders with maximum current income consistent with liquidity and stability of principal.	Columbia Variable Portfolio - Government Money Market Fund (Class 1) Columbia Management Investment Advisers, LLC	0.45	0.31	0.83	0.42
Seeks to provide shareholders with high current income as its primary objective and, as its secondary objective, capital growth.	Columbia Variable Portfolio - High Yield Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.67	6.67	7.41	6.69
Seeks to provide shareholders with a high total return through current income and capital appreciation.	Columbia Variable Portfolio - Income Opportunities Fund (Class 1) Columbia Management Investment Advisers, LLC	0.64	5.90	7.01	6.39
Seeks to provide shareholders with a high level of current income while attempting to conserve the value of the investment for the longest period of time.	Columbia Variable Portfolio - Intermediate Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.49	12.58	6.07	4.79
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Large Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.73	34.74	17.94	15.76
Seeks to provide shareholders with long-term capital appreciation.	Columbia Variable Portfolio - Large Cap Index Fund (Class 1)Columbia Management Investment Advisers, LLC	0.26	18.03	14.86	13.51
Seeks to provide shareholders with a level of current income consistent with preservation of capital.	Columbia Variable Portfolio - Limited Duration Credit Fund (Class 1) Columbia Management Investment Advisers, LLC	0.48	5.90	4.25	2.94
Seeks total return, consisting of current income and capital appreciation.	Columbia Variable Portfolio - Long Government/Credit Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.50	17.25	8.85	-

64    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses Ratio [NET] (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with growth of capital.	Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.84	35.42	17.01	11.94
Seeks to provide shareholders with capital appreciation.	Columbia Variable Portfolio - Overseas Core Fund (Class 1) Columbia Management Investment Advisers, LLC	0.84	9.12	6.47	5.23
Seeks to provide shareholders with long-term growth of capital.	Columbia Variable Portfolio - Select Large Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC	0.71	7.08	11.57	11.43
Seeks to provide shareholders with long-term growth of capital.	Columbia Variable Portfolio - Select Mid Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC	0.83	7.48	9.72	9.78
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Select Small Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC	0.85	9.19	7.53	9.02
Seeks total return, consisting of current income and capital appreciation.	Columbia Variable Portfolio - Strategic Income Fund (Class 1) Columbia Management Investment Advisers, LLC	0.69	6.82	6.40	5.28
Seeks to provide shareholders with current income as its primary objective and, as its secondary objective, preservation of capital.	Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1) Columbia Management Investment Advisers, LLC	0.46	5.09	3.93	2.81
Seeks to provide shareholders with a high level of current income.	CTIVP ® - American Century Diversified Bond Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; American Century Investment Management, Inc., subadviser.	0.49	8.55	5.09	4.12
Non-diversified fund that seeks to provide shareholders with total return that exceeds the rate of inflation over the long term.	CTIVP ® - BlackRock Global Inflation-Protected Securities Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; BlackRock Financial Management, Inc., subadviser; BlackRock International Limited, sub-subadviser.	0.60	9.37	5.59	4.48
Seeks to provide shareholders with current income and capital appreciation.	CTIVP ® - CenterSquare Real Estate Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; CenterSquare Investment Management LLC, subadviser.	0.79	-4.87	4.80	5.72
Seeks to provide shareholders with long-term capital growth.	CTIVP ® - Loomis Sayles Growth Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Loomis, Sayles & Company, L.P., subadviser.	0.69	31.93	19.01	15.90

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    65

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses Ratio [NET] (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with long-term capital growth.	CTIVP ® - MFS® Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Massachusetts Financial Services Company, subadviser.	0.71	3.57	10.17	10.87
Seeks to provide shareholders with long-term capital growth.	CTIVP ® - Morgan Stanley Advantage Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Morgan Stanley Investment Management Inc., subadviser.	0.68	75.91	25.81	17.90
Seeks to provide shareholders with long-term growth of capital and income.	CTIVP ® - T. Rowe Price Large Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; T. Rowe Price Associates, Inc., subadviser.	0.70	2.67	9.40	9.10
Seeks to provide shareholders with total return through current income and capital appreciation.	CTIVP ® - TCW Core Plus Bond Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; TCW Investment Management Company LLC, subadviser.	0.49	8.88	4.69	3.42
Seeks to provide shareholders with long-term growth of capital.	CTIVP ® - Victory Sycamore Established Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Wells Capital Management Incorporated, subadviser.	0.79	8.05	11.77	11.35
Seeks to provide shareholders with current income consistent with capital preservation.	CTIVP ® - Wells Fargo Short Duration Government Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Wells Capital Management Incorporated, subadviser.	0.44	3.73	2.01	1.55
Seeks to provide shareholders with long-term capital growth.	CTIVP ® - Westfield Mid Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Westfield Capital Management Company, L.P., subadviser.	0.83	27.50	17.42	13.70
Seeks capital appreciation.	DWS Alternative Asset Allocation VIP, Class A DWS Investment Management Americas Inc., adviser; RREEF America L.L.C., subadvisor.	0.80	5.71	4.50	2.66
Seeks long-term capital appreciation. Normally invests primarily in common stocks. Invests in securities of companies whose value FMR believes is not fully recognized by the public. Invests in either "growth" stocks or "value" stocks or both. The fund i	Fidelity ® VIP Contrafund® Portfolio Initial Class Fidelity Management & Research Company (FMR) (the Adviser) is the fund's manager.	0.61	30.57	16.19	13.52

66    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses Ratio [NET] (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital. Normally invests primarily in common stocks. Normally invests at least 80% of assets in securities of companies with medium market capitalizations. May invest in companies with smaller or larger market capitalizations.	Fidelity ® VIP Mid Cap Portfolio Initial Class Fidelity Management & Research Company (FMR) (the Adviser) is the fund's manager.	0.62	18.19	11.07	9.50
Seeks a high level of current income and may also seek capital appreciation.	Fidelity ® VIP Strategic Income Portfolio Initial Class Fidelity Management & Research Company (FMR) (the Adviser) is the fund's manager.	0.67	7.52	6.27	4.83
Seeks to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the fund invests in a diversified portfolio of equity and debt securities.	Franklin Income VIP Fund - Class 1 Franklin Advisers, Inc.	0.47	0.97	7.22	6.25
Seeks capital appreciation, with income as a secondary goal. Under normal market conditions, the fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.	Franklin Mutual Shares VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.73	-4.85	6.15	7.26
Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.	Franklin Small Cap Value VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.68	5.41	11.05	9.48
Seeks total return with a low to moderate correlation to traditional financial market indices.	Invesco V.I. Balanced-Risk Allocation Fund, Series I Shares Invesco Advisers, Inc.	0.80	10.22	7.87	6.39
Seeks capital appreciation.	Invesco V.I. Global Fund, Series I Shares (previously Invesco Oppenheimer V.I. Global Fund, Series I Shares) Invesco Advisers, Inc.	0.77	27.64	14.84	11.64

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    67

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses Ratio [NET] (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks total return.	Invesco V.I. Global Strategic Income Fund, Series I Shares (previously Invesco Oppenheimer V.I. Global Strategic Income Fund, Series I Shares) Invesco Advisers, Inc.	0.91	3.40	4.40	3.61
Seeks capital appreciation.	Invesco V.I. Main Street Small Cap Fund®, Series I Shares (previously Invesco Oppenheimer V.I. Main Street Small Cap Fund®, Series I Shares) Invesco Advisers, Inc.	0.80	19.93	12.88	12.13
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio: Institutional Shares Janus Capital Management LLC	0.62	14.31	11.81	10.23
Seeks to obtain maximum total return, consistent with preservation of capital.	Janus Henderson Flexible Bond Portfolio: Institutional Shares Janus Capital Management LLC	0.58	10.48	4.94	4.45
Seeks long-term growth of capital.	Janus Henderson Research Portfolio: Institutional Shares Janus Capital Management LLC	0.60	32.95	17.67	14.67
Seeks long-term capital appreciation.	Lazard Retirement Global Dynamic Multi-Asset Portfolio - Investor Shares Lazard Asset Management, LLC	0.90	0.96	6.71	-
Seeks total return.	MFS ® Utilities Series - Initial Class Massachusetts Financial Services Company	0.79	5.90	11.37	9.20
The Fund seeks long-term capital growth by investing primarily in common stocks and other equity securities.	Morgan Stanley VIF Discovery Portfolio, Class I Shares (not available to new investors on or after April 5, 2021)	0.95	152.30	37.70	20.76
Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's environmental, social and governance (ESG) criteria.	Neuberger Berman AMT Sustainable Equity Portfolio (Class I) Neuberger Berman Investment Advisers LLC	0.92	19.56	13.05	11.62
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO VIT All Asset Portfolio, Institutional Class Pacific Investment Management Company LLC	1.13	8.17	8.10	4.80
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO VIT Total Return Portfolio, Institutional Class Pacific Investment Management Company LLC (PIMCO)	0.54	8.81	4.91	4.09

68    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses Ratio [NET] (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. Under normal market conditions, the fund invests at least 80% of its net assets in debt securities of any maturity.	Templeton Global Bond VIP Fund - Class 1 Franklin Advisers, Inc.	0.49	-5.07	0.91	1.81
Seeks to provide a high level of total return that is consistent with an aggressive level of risk.	Variable Portfolio - Aggressive Portfolio (Class 1) Columbia Management Investment Advisers, LLC	0.80	15.30	10.09	8.46
Seeks to provide a high level of total return that is consistent with a conservative level of risk.	Variable Portfolio - Conservative Portfolio (Class 1) Columbia Management Investment Advisers, LLC	0.65	9.55	5.58	4.55
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Conservative Fund (Class 1) Columbia Management Investment Advisers, LLC	0.70	8.35	5.66	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Conservative Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.74	9.35	6.54	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.77	11.56	8.18	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Moderate Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.72	10.63	7.47	-
Seeks to provide a high level of total return that is consistent with a moderate level of risk.	Variable Portfolio - Moderate Portfolio (Class 1) Columbia Management Investment Advisers, LLC	0.71	13.12	8.05	6.66
Seeks to provide a high level of total return that is consistent with a moderately aggressive level of risk.	Variable Portfolio - Moderately Aggressive Portfolio (Class 1) Columbia Management Investment Advisers, LLC	0.77	14.26	9.09	7.55

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    69

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses Ratio [NET] (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks to provide a high level of total return that is consistent with a moderately conservative level of risk.	Variable Portfolio - Moderately Conservative Portfolio (Class 1) Columbia Management Investment Advisers, LLC	0.68	11.28	6.79	5.59
Seeks to provide shareholders with a high level of current income while conserving the value of the investment for the longest period of time.	Variable Portfolio - Partners Core Bond Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; J.P. Morgan Investment Management Inc. and Wells Capital Management Incorporated, subadvisers.	0.48	8.27	4.51	3.80
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners Core Equity Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; J.P. Morgan Investment Management Inc. and T. Rowe Price Associates, Inc., subadvisers.	0.68	17.02	12.50	10.81
Seeks to provide shareholders with long-term growth of capital.	Variable Portfolio - Partners International Core Equity Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Schroder Investment Management North America Inc. (SIMNA Inc.), together with its affiliate, Schroder Investment Management North America Limited (SIMNA Ltd. and together with SIMNA Inc., Schroders), subadviser.	0.80	11.16	5.50	4.54
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners International Growth Fund (Class 1) Columbia Management Investment Advisers LLC, adviser; William Blair Investment Management, LLC and Walter Scott & Partners Limited, subadvisers.	0.87	22.62	9.05	6.84
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners International Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Pzena Investment Management, LLC and Thompson, Siegel & Walmsley LLC, subadvisers.	0.84	-3.82	4.18	1.76
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners Small Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Scout Investments, Inc. and Wells Capital Management Incorporated, subadvisers.	0.87	38.77	15.24	11.58
Seeks to provide shareholders with long-term capital appreciation.	Variable Portfolio - Partners Small Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Segall Bryant & Hamill, LLC and William Blair Investment Management, LLC (William Blair), together with Investment Counselors of Maryland, LLC (ICM and together with William Blair, William Blair Subadvisers), subadvisers.	0.88	4.27	7.79	7.08

70    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses Ratio [NET] (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - U.S. Flexible Conservative Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.70	6.18	-	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - U.S. Flexible Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.70	5.07	-	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - U.S. Flexible Moderate Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.70	5.74	-	-
Seeks long-term capital appreciation.	Wells Fargo VT Opportunity Fund - Class 1 Wells Fargo Funds Management, LLC, adviser; Wells Capital Management Inc., sub-adviser.	0.75	21.32	15.12	12.05
Seeks long-term capital appreciation.	Wells Fargo VT Small Cap Growth Fund - Class 1 Wells Fargo Funds Management, LLC, adviser; Wells Capital Management Inc., sub-adviser.	0.93	58.09	22.35	15.11
Seeks to maximize total return.	Western Asset Variable Global High Yield Bond Portfolio - Class I Legg Mason Partners Fund Adviser, LLC; Western Asset Management Company, LLC, Western Asset Management Company Limited & Western Asset Management Pte. Ltd., sub-advisors.	0.84	7.32	8.18	5.82

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    71

Appendix B: S&P Disclaimer
The S&P 500 Index (the “Index”) is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates (“SPDJI”), and has been licensed for use by RiverSource Life Insurance Company (“RiverSource Life”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC, a division of S&P Global (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by RiverSource Life. It is not possible to invest directly in an index. RiverSource Life’s indexed accounts (collectively, the “Indexed Accounts”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of an Indexed Account or any member of the public regarding the advisability of investing in securities generally or in Indexed Accounts particularly or the ability of the S&P 500 Index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to RiverSource Life with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S& P 500 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to RiverSource Life or the Indexed Accounts. S&P Dow Jones Indices has no obligation to take the needs of RiverSource Life or the owners of the Index Accounts into consideration in determining, composing or calculating the S&P 500 Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Indexed Accounts or the timing of the issuance or sale of the Index Accounts or in the determination or calculation of the equation by which the Indexed Accounts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Indexed Accounts. There is no assurance that investment products based on the S&P 500 Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment or tax advisor. A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY RIVERSOURCE LIFE, OWNERS OF THE INDEXED ACCOUNTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND RIVERSOURCE LIFE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

72    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

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Additional information about RiverSource Variable Life Separate Account (Registrant) is included in the SAI. The SAI and personal illustrations of death benefits, Cash Surrender Values, and Policy Values are available, without charge, upon request. To request the SAI or a personal illustration, or for other inquiries about the policies, contact your sales representative or RiverSource Life Insurance Company at the telephone number and address listed below. The SAI dated the same date as this prospectus, is incorporated by reference into this prospectus.
Reports and other information about the Registrant are available on the SEC’s Internet site at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.
EDGAR Contract Identifier: To be filed by Amendment.
RiverSource Distributors, Inc. (Distributor), Member FINRA. Issued by RiverSource Life Insurance Company, Minneapolis, Minnesota. Affiliated with Ameriprise Financial Services, LLC.
© 2008-2021 RiverSource Life Insurance Company. All rights reserved.
RiverSource Life Insurance Company
70100 Ameriprise Financial Center
Minneapolis, MN 55474
1-800-862-7919
S-6765 A (12/21)

PART B: STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

FOR

RIVERSOURCE® SURVIVORSHIP VARIABLE UNIVERSAL LIFE

INSURANCE (SVUL)

_________, 2021

Issued by: RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Telephone: 1-800-862-7919

(Home Office)

Website address: riversource.com/lifeinsurance

RiverSource Variable Life Separate Account

RiverSource Variable Life Separate Account is a separate account of RiverSource Life Insurance Company (RiverSource Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number above.

This SAI contains financial information for all the subaccounts of RiverSource Variable Life Separate Account. Not all subaccounts of RiverSource Variable Life Separate Account apply to your specific contract.

S-6333 CH (5/21)

Information about RiverSource Life	p.3

Principal Underwriter	p.4

Non-Principal Risks of Investing in the Policy	p.4

Service Providers	p.4

Custodian	p.5

The Variable Account	p.5

Additional Information about the Operation of the Policies	p.6

Independent Registered Public Accounting Firm	p.6

Financial Statements

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT         2

Information about RiverSource Life

We are a stock life insurance company organized in 1957 under the laws of the state of Minnesota and are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

OWNERSHIP

We are a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). The Ameriprise Financial family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.

STATE REGULATION

We are subject to the laws of Minnesota governing insurance companies and to regulation by the Minnesota Department of Commerce. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate. We file an annual statement in a prescribed form with Minnesota’s Department of Commerce and in each state in which we do business. Our books and accounts are subject to review by the Minnesota Department of Commerce at all times and a full examination of our operations is conducted periodically.

REPORTS

At least once a year we will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

RATING AGENCIES

We receive ratings from independent rating agencies. These agencies evaluate the creditworthiness and claims-paying ability of insurance companies on a number of different factors. The ratings reflect each agency’s estimation of our ability to meet our contractual obligations such as paying death benefits and other distributions. As such, the ratings relate to our fixed account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency rating given to us, see “Investor Relations — Financial Information — Credit Ratings” on our website at ameriprise.com or contact your sales representative. You also may view our current ratings by visiting the agency websites directly at:

A.M. Best	www.ambest.com
Moody’s	www.moodys.com
Standard & Poor’s	www.standardandpoors.com

A.M. Best — Rates insurance companies for their financial strength.

Moody’s — Rates insurance companies for their financial strength.

Standard & Poor’s — Rates insurance companies for their financial strength.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT         3

Principal Underwriter

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the policy, which is offered on a continuous basis. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The policies are offered to the public through certain securities broker-dealers that have entered into sales agreements with us and RiverSource Distributors and whose personnel are legally authorized to sell life insurance products. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

The aggregate dollar amount of underwriting commissions paid to RiverSource Distributors by RiverSource Life for the variable accounts in 2020 was $400,566,242, in 2019 was $399,982,525 and in 2018 was $415,468,042. RiverSource Distributors retains no underwriting commissions from the sale of the policy.

Non-Principal Risks of Investing in the Policy

Fund of Funds Risk. Funds that are “funds of funds” (or “feeder funds”) invest substantially all of their assets in other funds and will therefore bear a pro-rata share of fees and expenses incurred by both funds. This will reduce your investment return.

Money Market Fund Sub-Account Delay of Payment Risk. If, pursuant to SEC rules, a Fund that is a money market fund suspends payment of redemption proceeds in connection with a liquidation of such Fund, we will delay payment of any transfer, partial withdrawal, full surrender, or death benefit from the corresponding Subaccount until the Fund is liquidated.

Mixed and Shared Funding Risk. Fund shares may be sold to our insurance company affiliates or other unaffiliated insurance companies to serve as an underlying investment for variable annuity contracts and variable life insurance policies, pursuant to a practice known as mixed and shared funding. As a result, there is a possibility that a material conflict may arise between the interests of Owners, and other Owner’s investing in these Funds. If a material conflict arises, we will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another underlying Fund.

Limitations on Use of the Policy

If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a premium payment. We may also be required to block an Owner’s access to Policy Values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, surrenders or death benefits until instructions are received from the appropriate government authority or a court of competent jurisdiction.

Business Continuity/Disaster Recovery

Disruptive events, including natural or man-made disasters and public health crises may adversely affect our ability to conduct business, including if our employees or the employees of intermediaries or service providers are unable to perform their responsibilities as a result of any such event. Such disruptions to our business operations could interfere with processing of transactions (including the issuance of policies). Also, disruptions may interfere with our ability to receive, pick up and process mail and messages, impact our ability to calculate values, or cause other operational or system issues. Furthermore, these disruptions may persist even if our employees or the employees of intermediaries or service providers are able to work remotely. These events may also impact the issuers of securities in which the Funds invest, which may cause the Funds to lose value. There can be no assurance that RiverSource Life, the Funds or our service providers will avoid losses affecting your policy due to a disaster or other catastrophe.

Service Providers

Our Service Center performs certain administrative services on the contracts and policies we issue. The address and telephone number of our Service Center are listed on the first page of the prospectus.

We also have entered into agreements with certain entities to provide the identified services in connection with the contracts and policies we issue. The entities engaged by RiverSource Life may change over time. Entities that provided a significant amount of services to RiverSource Life in 2020, and the compensation paid for such services are listed in the table below.

Name of Service Provider	Services Provided	Principal Business Address	Compensation Paid (2020)
Ameriprise Financial, Inc. (“AFI”)	Business affairs management and administrative support related to existing contracts and policies	707 Second Avenue South Minneapolis MN 55402 USA	$21,440,537

Ameriprise India Private Limited (“Amp India”)	Administrative support related to new business and servicing of existing contracts and policies	Plot No. 14, Sector 18 Udyog Vihar Gurugram, Haryana – 122 015 India	$3,019,350

Sykes Enterprises Incorporated	Administrative support related to new business and servicing of existing contracts and policies	10th Floor, Glorietta BPO 1 Office Tower Makati City 1224 Metro Manila Philippines	$1,471,114

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT         4

Affiliated entities that provide a significant amount of services to RiverSource Life are listed in the table below, along with a description of the services provided and the basis for remuneration.

Name of Service Provider	Services Provided	Basis for Remuneration
Ameriprise Financial, Inc.	Business affairs management and administrative support related to existing contracts and policies	Expense allocation based primarily on policies in force, secondarily on policies issued or cash sales (for acquisition expenses).

Ameriprise India Private Limited	Administrative support related to new business and Head count servicing of existing contracts and policies

The aggregate dollar amount paid to AFI by RiverSource Life for the services provided in 2020 was $21,440,537, in 2019 was

$22,111,723 and in 2018 was $22,115,947.

The aggregate dollar amount paid to Amp India by RiverSource Life for the services provided in 2020 was $3,019,350, in 2019 was $2,579,630 and in 2018 was $2,380,682.

Custodian

RiverSource Life is the custodian of the assets of RiverSource Variable Life Separate Account. RiverSource Life holds these assets for safekeeping, maintains records and accounts relating to the variable account including purchase and redemption transactions, and is responsible for administration of the policies. RiverSource Life’s principal offices are located at 70100 Ameriprise Financial Center, Minneapolis MN 55474.

The Variable Account

We established the variable account on Oct. 16, 1985, under Minnesota law. It is registered as a single unit investment trust under the Investment Company Act of 1940. This registration does not involve any SEC supervision of the variable account’s management or investment practices or policies.

The variable account meets the definition of a separate account under federal securities laws. Other variable life insurance policies that are not described in this statement of additional information also invest in subaccounts of the variable account.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT         5

Additional Information about the Operation of the Policies

TO BE FILED BY AMENDMENT

Independent Registered Public Accounting Firm

TO BE FILED BY AMENDMENT

Financial Statements

TO BE FILED BY AMENDMENT

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT         6

PART C: OTHER INFORMATION
Item 26. Exhibits—Except as noted below, all required exhibits have been previously filed and are incorporated by reference from prior Registration Statements of the Depositor.
(a)(1)	(a)(1) Copy of Resolution of Board of Directors of IDS Life Insurance Company establishing the Trust, adopted May 9, 1985, filed electronically as exhibit (a)(1) to Post-Effective Amendment No. 4 to Registration Statement No. 333-227506 is incorporated herein by reference.
(a)(2)	(a)(2) Copy of Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted October 16, 1985, filed electronically as exhibit (a)(2) to Post-Effective Amendment No. 4 to Registration Statement No. 333-227506 is incorporated herein by reference.
(a)(3)	(a)(3) Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for the IDS Life Insurance Company adopted December 8, 2006, for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed as Exhibit (a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(b)	Not applicable.
(c)	Form of Principal Underwriter Agreement for RiverSource Life Insurance Company for Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated herein by reference.
(d)(1)	Copy of Flexible Premium Survivorship Variable Adjustable Life with Index-Linked Interest Option(s) Insurance Policy (SVUL) is filed electronically herewith.
(d)(2)	Copy of Overloan Protection Benefit filed electronically as Exhibit (d)(9) to Initial Registration Statement on Form N-6 on or about June 27, 2012 is incorporated herein by reference.
(d)(3)	Copy of Accounting Value Increase Rider filed electronically as Exhibit (d)(13) to Post-Effective Amendment No. 6 to Registration Statement No. 333-182361 on or about June 10, 2016 is incorporated herein by reference.
(d)(4)	Copy of Policy Split Option Rider is filed electronically herewith.
(d)(5)	Copy of Four-Year Term Insurance Rider is filed electronically herewith.
(e)	Form of Individual Life Insurance Application is filed electronically herewith.
(f)(1)	Copy of Certificate of Incorporation of IDS Life Insurance Company, dated July 23, 1957, filed electronically as exhibit (f)(1) to Post-Effective Amendment No. 4 to Registration Statement No. 333-227506 is incorporated herein by reference.
(f)(2)	Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company dated June 22, 2006, filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(f)(3)	Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(g)	To be filed by Amendment.
(h)(1)	Copy of Amended and Restated Fund Participation Agreement dated January 1, 2007, among Variable Insurance Products Funds, Fidelity Distributors Corporation and RiverSource Life Insurance Company filed electronically as Exhibit 8.6 to RiverSource Variable Annuity Account’s Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008, is incorporated herein by reference.
(h)(2)	Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as Exhibit (h)(3) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.
(h)(3)	Copy of Amended and Restated Fund Participation Agreement dated March 30, 2007, among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and RiverSource Life Insurance Company filed electronically as Exhibit 8.21 to RiverSource Variable Annuity Account’s Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008 is incorporated herein by reference.
(h)(4)	Copy of Participation Agreement dated March 1, 2006, among IDS Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC filed electronically as Exhibit 8.19 to RiverSource Variable Account 10’s Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

(h)(5)	Copy of Amended and Restated Participation Agreement dated August 1, 2005, by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., American Centurion Life Assurance Company, American Enterprise Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York and Ameriprise Financial Services, Inc. (formerly American Express Financial Advisors Inc.) filed electronically as Exhibit (h)(10) to Post-Effective Amendment No. 27 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(6)	Copy of Janus Aspen Series Amended and Restated Fund Participation Agreement dated September 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and Janus Aspen Series filed electronically as Exhibit 27(h)(12) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(7)	Copy of Amended and Restated Participation Agreement among MFS Variable Insurance Trust, IDS Life Insurance Company, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated June 9, 2006, filed electronically as Exhibit (h)(14) to Post-Effective Amendment No. 30 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(8)	Copy of Fund Participation Agreement dated April 2, 2007, among RiverSource Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. filed electronically as Exhibit 8.11 to RiverSource Variable Annuity Account’s Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008, is incorporated herein by reference.
(h)(9)	Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as Exhibit 27(h) (20) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(10)	Copy of Participation Agreement by and among Wells Fargo Variable Trust and RiverSource Life Insurance Company, RiverSource Distributors, Inc. and Wells Fargo Funds Distributor, LLC dated January 1, 2007, filed electronically as Exhibit (h)(21) to Post-Effective Amendment No. 30 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(11)	Copy of Fund Participation Agreement dated May 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. filed electronically as Exhibit 27(h) (22) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(12)	(h)(12) Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit 8.8 to Post-Effective Amendment No. 1 to Registration Statement No. 333-139761 is incorporated herein by reference.
(h)(13)	Copy of Fund Participation Agreement dated April 26, 2012 by and among RiverSource Life Insurance Company, BlackRock Variable Series Funds, Inc. and BlackRock Investments, LLC filed electronically as Exhibit 8.3 to RiverSource Variable Account 10’s Post-Effective Amendment No. 1 to Registration Statement No. 333-179398 is incorporated herein by reference.
(h)(14)	Copy of Fund Participation Agreement dated April 26, 2012 by and among RiverSource Life Insurance Company, RiverSource Distributors, Inc., DWS Variable Series I, DWS Variable Series II, DWS Investments VIT Funds, DWS Investments Distributors, Inc. and Deutsche Investment Management Americas Inc. filed electronically as Exhibit 8.5 to RiverSource Variable Account 10’s Post-Effective Amendment No. 1 to Registration Statement No. 333-179398 is incorporated herein by reference.
(h)(15)	Copy of Fund Participation Agreement dated March 2, 2006, by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management, Inc. and IDS Life Insurance Company filed electronically as Exhibit 8.17 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.
(h)(16)	Copy of Fund Participation Agreement dated April 30, 2013, by and among ALPS Variable Investment Trust, ALPS Portfolio Solutions Distributor, Inc., and RiverSource Life Insurance Company filed electronically as exhibit 8.16 to RiverSource Variable Account 10’s Post-Effective Amendment No. 4 to Registration Statement No. 333-179398 is incorporated herein by reference.
(h)(17)	Copy of Amended and Restated Participation Agreement dated September 1, 2006, by and among IDS Life Insurance Company, Legg Mason Partners Variable Portfolios I, Inc. (formerly Salomon Brothers Variable Series Fund, Inc.), Legg Mason Partners Variable Portfolios II, Inc. (formerly Greenwich Street Series Fund, formerly Smith Barney Series Fund, formerly Smith Barney Shearson Series Fund, formerly Shearson Series Fund), Legg Mason Partners Variable Portfolios III, Inc. (formerly Travelers Series Fund Inc., formerly Smith Barney Travelers Series Fund Inc.) and Legg Mason InvestorServices, LLC filed electronically as Exhibit 8.15 to Post-EffectiveAmendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.
(h)(18)	Copy of Fund Participation Agreement dated Jan. 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Distributors, Inc. and Lazard Asset Management Securities LLC and Lazard Retirement Series, Inc. filed electronically as Exhibit (h)(26) to Post-Effective Amendment No. 30 to Registration Statement No. 333-69777 is incorporated herein by reference.

(h)(19)	Copy of Amended and Restated Participation Agreement dated May 1, 2006, among The Universal Institutional Funds, Inc., Morgan Stanley Investment Management Inc., Morgan Stanley Distribution, Inc., American Enterprise Life Insurance Company and IDS Life Insurance Company filed electronically as Exhibit 8.24 to RiverSource Variable Account 10’s Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.
(h)(20)	Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h) (1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(i)	Not applicable.
(j)	Not applicable.
(k)	Consent and Opinion of Counsel is filed electronically herewith.
(l)	Not applicable.
(m)	Not applicable.
(n)	To be filed by Amendment.
(o)	Not applicable.
(p)	Not applicable.
(q)	RiverSource Life Insurance Company's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies filed electronically as Exhibit (q) to Post-Effective Amendment No. 28 to Registration Statement No. 33-62457 is incorporated herein by reference.
(r)	Form of Initial Summary Prospectus is filed electronically herewith.
(s)(1)	Power of Attorney to sign Amendments to this Registration Statement, dated March 16, 2021 filed electronically as Exhibit 13 to RiverSource Variable Account 10’s Post-Effective Amendment No. 5 to Registration Statement No.333-230376, is incorporated herein by reference.
(s)(2)	Power of Attorney to sign Amendments to this Registration Statement, dated April 22, 2021 filed electronically as Exhibit 13.2 to RiverSource Variable Account 10’s Post-Effective Amendment No. 6 to Registration Statement File No. 333-230376, is incorporated herein by reference.
Item 27. Directors and Officers of the Depositor
Directors and Officers of the Depositor RiverSource Life Insurance Company
Name	Principal Business Address*	Positions and Offices with Depositor
Gumer C. Alvero		Interim Chairman of the Board and Executive Vice President – Annuities
Michael J. Pelzel		Senior Vice President—Corporate Tax
Stephen P. Blaske		Director, Senior Vice President and Chief Actuary
Mark Gorham		Vice President - Insurance Product Development
Gene R. Tannuzzo		Director
Shweta Jhanji		Senior Vice President and Treasurer
Brian J. McGrane		Director, Executive Vice President and Chief Financial Officer
Paula J. Minella		Secretary
Jeninne C. McGee		Director
Gregg L. Ewing		Vice President and Controller
Lynn Abbott		Vice President – National Sales Manager and Fund Management
*	The business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant
SUBSIDIARIES AND AFFILIATES OF AMERIPRISE FINANCIAL, INC.
Parent Company/Subsidiary Name	Jurisdiction
Ameriprise Financial, Inc.*	DE
Ameriprise Advisor Capital, LLC	DE
Ameriprise Advisor Financing, LLC	DE
Ameriprise Bank, FSB	Federal
Ameriprise Capital Trust I	DE
Ameriprise Capital Trust II	DE
Ameriprise Capital Trust III	DE
Ameriprise Capital Trust IV	DE
Ameriprise Captive Insurance Company	VT
Ameriprise Certificate Company	DE
Investors Syndicate Development Corporation	NV
Ameriprise Holdings, Inc.	DE
Ameriprise India LLP[1]	India
Ameriprise India Partner, LLC	DE
Ameriprise Trust Company	MN
AMPF Holding, LLC	MI
American Enterprise Investment Services, Inc.[2]	MN
Ameriprise Financial Services, LLC[2]	DE
AMPF Property Corporation	MI
Investment Professionals, Inc.[2]	TX
Columbia Management Investment Advisers, LLC	MN
Advisory Capital Strategies Group Inc.	MN
Columbia Wanger Asset Management, LLC	DE
Emerging Global Advisors, LLC	DE
GA Legacy, LLC	DE
J. & W. Seligman & Co. Incorporated	DE
Columbia Management Investment Distributors, Inc.[2]	DE
Seligman Partners, LLC[3]	DE
Lionstone BBP Limited Partner, LLC	DE
Houston BBP, L.P.[4]	DE
Lionstone Partners, LLC	TX
Cash Flow Asset Management GP, LLC	TX
Cash Flow Asset Management, L.P.[5]	TX
CREAD Special VAD Limited Partner, LLC	DE
Lionstone Advisory Services, LLC	TX
Lionstone CFRE II Real Estate Advisory, LLC	DE

Parent Company/Subsidiary Name	Jurisdiction
Lionstone Development Services, LLC	TX
LPL 1111 Broadway GP, LLC	TX
LPL 1111 Broadway, L.P.[6]	TX
Lionstone VA Five, LLC[7]	DE
Lionstone US Value-Add Five, L.P.[8]	DE
RiverSource CDO Seed Investments, LLC	MN
Columbia Management Investment Services Corp.	MN
Columbia Threadneedle Investments UK International Limited	England
RiverSource Distributors, Inc.[2]	DE
RiverSource Life Insurance Company	MN
Columbia Cent CLO Advisers, LLC	DE
RiverSource Life Insurance Co. of New York	NY
RiverSource NY REO, LLC	NY
RiverSource REO 1, LLC	MN
RiverSource Tax Advantaged Investments, Inc.	DE
AEXP Affordable Housing Portfolio, LLC[9]	DE
Ameriprise Asset Management Holdings Singapore (Pte.) Ltd.	Signapore
Ameriprise Asset Management Holdings Hong Kong Limited	Hong Kong
Threadneedle Portfolio Services Hong Kong Limited	Hong Kong
Columbia Threadneedle Investments Japan Co., Ltd.	Japan
Columbia Threadneedle Malaysia Sdn Bhd.	Malaysia
Threadneedle Investments Singapore (Pte.) Ltd.	Singapore
TAM UK International Holdings Limited	England/Wales
Threadneedle Asset Management Oversight Limited	England/Wales
Ameriprise International Holdings GmbH	Switzerland
Ameriprise Asset Management Holdings GmbH	Switzerland
Threadneedle EMEA Holdings 1, LLC	Minnesota, USA
Threadneedle Asset Management Holdings Sàrl**	Luxembourg
CTM Holdings Limited	Malta
Columbia Threadneedle Investments (ME) Limited	Dubai
TAM Investment Limited	England
Threadneedle Holdings Limited	England
TAM UK Holdings Limited	England
Threadneedle Asset Management Holdings Limited**	England
Columbia Threadneedle Foundation	England
TC Financing Limited	England

Parent Company/Subsidiary Name	Jurisdiction
Threadneedle Asset Management Limited	England
Threadneedle Investment Services Limited	England
Threadneedle Asset Management (Nominees) Limited	England
Convivo Asset Management Limited	England
Sackville TIPP Property (GP) Limited	England
Threadneedle Investment Advisors Limited	England
Threadneedle Portfolio Managers Limited	England
Threadneedle Asset Management Finance Limited	England
TMS Investment Limited	Jersey
Threadneedle International Fund Management Limited	England
Threadneedle International Limited	England
Threadneedle Investments (Channel Islands) Limited	Jersey
Threadneedle Investments Limited	England
Threadneedle Management Services Limited	England
Threadneedle Capital Management Limited	England
Threadneedle Pension Trustees Limited	England
Threadneedle Securities Limited	England
Threadneedle Navigator ISA Manager Limited	England
Threadneedle Pensions Limited	England
Threadneedle Portfolio Services AG	Switzerland
Threadneedle Portfolio Services Limited	England
Threadneedle Property Investments Limited	England
Sackville (CTESIF) GP Sàrl	Luxembourg
Sackville LCW (GP) Limited	England
Sackville LCW Sub LP 1 (GP) Limited	England
Sackville LCW Nominee 1 Limited	England
Sackville LCW Nominee 2 Limited	England
Sackville LCW Sub LP 2 (GP) Limited	England
Sackville LCW Nominee 3 Limited	England
Sackville LCW Nominee 4 Limited	England
Sackville Property (GP) Limited	England
Sackville Property Atlantic (Jersey GP) Limited	Jersey
Sackville Property Curtis (Jersey GP) Limited	Jersey
Sackville Property Hayes (Jersey GP) Limited	Jersey
Sackville UKPEC6 Hayes Nominee 1 Limited	Jersey
Sackville UKPEC6 Hayes Nominee 2 Limited	Jersey
Sackville Property St James (Jersey GP) Limited	Jersey
Sackville UKPEC9 St James Nominee 1 Limited	Jersey

Parent Company/Subsidiary Name	Jurisdiction
Sackville UKPEC9 St James Nominee 2 Limited	Jersey
Sackville Property Tower (Jersey GP) Limited	Jersey
Sackville UKPEC7 Tower Nominee 1 Limited	Jersey
Sackville UKPEC7 Tower Nominee 2 Limited	Jersey
Sackville Property Victoria (Jersey GP) Limited	Jersey
Sackville SPF IV Property (GP) Limited	England
Sackville SPF IV (GP) No. 1 Limited	England
Sackville SPV IV (GP) No. 2 Limited	England
Sackville SPF IV (GP) No. 3 Limited	England
Sackville Tandem Property (GP) Limited	England
Sackville TPEN Property (GP) Limited	England
Sackville TSP Property (GP) Limited	England
Sackville UK Property Select II (GP) Limited	England
Sackville UK Property Select II (GP) No. 1 Limited	England
Sackville UK Property Select II Nominee (1) Limited	England
Sackville UK Property Select II (GP) No. 2 Limited	England
Sackville UK Property Select II Nominee (2) Limited	England
Sackville UK Property Select II (GP) No. 3 Limited	England
Sackville UK Property Select II Nominee (3) Limited	England
Sackville UK Property Select III (GP) No. 1 Limited	England
Sackville UK Property Select III Nominee (1) Limited	England
Sackville UK Property Select III Nominee (2) Limited	England
Sackville UK Property Select III (GP) No. 2 Limited	England
Sackville UK Property Select III Nominee (3) Ltd	England
Sackville UK Property Select III Nominee (4) Ltd	England
Sackville UK Property Select III (GP) No. 3 Limited	England
Sackville UK Property Select III Nominee (5) Ltd	England
Sackville UK Property Select III Nominee (6) Ltd	England
Sackville UKPEC1 Leeds (GP) Limited	England
Sackville UKPEC1 Leeds Nominee 1 Limited	England
Sackville UKPEC1 Leeds Nominee 2 Limited	England
Sackville UKPEC2 Galahad (GP) Limited	England
Sackville UKPEC3 Croxley (GP) Limited	England
Sackville UKPEC3 Croxley Nominee 1 Limited	England
Sackville UKPEC3 Croxley Nominee 2 Limited	England
Sackville UKPEC4 Brentford (GP) Limited	England
Threadneedle Property Execution 1 Limited	England
Threadneedle Property Execution 2 Limited	England

Parent Company/Subsidiary Name	Jurisdiction
Threadneedle Management Luxembourg S.A.	Luxembourg
Threadneedle Unit Trust Manager Limited	England

Unless otherwise indicated all ownership interests are 100%
*	Publicly-traded company (NYSE: AMP)
**	The company has non-voting shares held by third parties
[1]	This entity has three partners: Ameriprise Financial, Inc. owns 100% profit sharing ratio with capital contribution of 124,078,760 INR (Indian currency=rupees) & 10 INR owned each by Columbia Management Investment Advisers, LLC & Ameriprise India Partner, LLC
[2]	Registered Broker-Dealer
[3]	This entity is managed by members of onshore hedge fund feeders
[4]	This entity is owned by: Lionstone BBP Limited Partner, LLC (2%) & Teacher Retirement System of Texas (98%)
[5]	This entity is owned by: Lionstone Partners, LLC (99%) & Cash Flow Asset Management GP, LLC (1%).
[6]	This entity is owned by: Lionstone Partners, LLC (99.9%) & LPL 1111 Broadway GP, LLC (0.1%)
[7]	This entity is owned by: Columbia Management Investment Advisers, LLC (83.333%) & Lionstone LVA5 Holdings, LLC (16.667%)
[8]	This entity is owned by: Lionstone VA Five, LLC (3%); Teacher Retirement System of Texas (26.2%); California State Teachers’ Retirement System (26.2%); William Marsh Rice University (5.2%); and Lion
[9]	One-third of this entity is owned by American Express Travel Related Services.
Item 29. Indemnification
The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an “Enterprise”), and including appeals therein (any such action or process being hereinafter referred to as a “Proceeding”), by reason of the fact that such person, such person’s testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney’s fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.
No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.
The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.
Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 30. Principal Underwriters
(a) RiverSource Distributors, Inc. acts as principal underwriter for:
RiverSource Variable Annuity Account 1
RiverSource Variable Annuity Account
RiverSource Account F
RiverSource Variable Annuity Fund A
RiverSource Variable Annuity Fund B
RiverSource Variable Account 10
RiverSource Account SBS

RiverSource MVA Account
RiverSource Account MGA
RiverSource Account for Smith Barney
RiverSource Variable Life Separate Account
RiverSource Variable Life Account
RiverSource of New York Variable Annuity Account 1
RiverSource of New York Variable Annuity Account 2
RiverSource of New York Account 4
RiverSource of New York Account 7
RiverSource of New York Account 8
(b) As to each director, officer or partner of the principal underwriter:
Name and Principal Business Address*	Positions and Offices with Underwriter
Lynn Abbott	President
Shweta Jhanji	Senior Vice President and Treasurer
Paula J. Minella	Secretary
Michael J. Mattox	Chief Financial Officer
Gumer C. Alvero	Interim Chairman of the Board, Chief Executive Officer and Executive Vice President
*	The business address is 50611 Ameriprise Financial Center, Minneapolis, MN 55474
(c) RiverSource Distributors Inc., the principal underwriter during Registrant’s last fiscal year, was paid the following commissions:
NAME OF PRINCIPAL UNDERWRITER	NET UNDERWRITING DISCOUNTS AND COMMISSIONS	COMPENSATION ON REDEMPTION	BROKERAGE COMMISSIONS	OTHER COMPENSATION
RiverSource Distributors, Inc.	$400,566,242	None	None	None
Item 31. Location of Accounts and Records
The accounts and records of the Registrant are located at the offices of the Depositor RiverSource Life Insurance Company at 70100 Ameriprise Financial Center, Minneapolis, Minnesota 55474.
Item 32. Management Services
Not Applicable.
Item 33. Fee Representation
The Depositor represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota on the 8th day of October, 2021.
RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT
(Registrant)
By: RiverSource Life Insurance Company
(Depositor)
By:	/s/ Gumer C. Alvero**
Gumer C. Alvero Interim Chairman of the Board and Executive Vice President - Annuities
As required by the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on the 8th day of October, 2021.
Signature	Title
/s/ Gumer C. Alvero**	Interim Chairman of the Board and Executive Vice President – Annuities (Chief Executive Officer)
Gumer C. Alvero
/s/ Michael J. Pelzel*	Senior Vice President – Corporate Tax
Michael J. Pelzel
/s/ Stephen P. Blaske*	Director, Senior Vice President and Chief Actuary
Stephen P. Blaske
/s/ Shweta Jhanji*	Senior Vice President and Treasurer
Shweta Jhanji
/s/ Gregg L. Ewing *	Vice President and Controller (Principal Accounting Officer)
Gregg L. Ewing
/s/ Gene R. Tannuzzo *	Director
Gene R. Tannuzzo
/s/ Brian J. McGrane*	Director, Executive Vice President and Chief Financial Officer (Chief Financial Officer)
Brain J. McGrane
/s/ Jeninne C. McGee *	Director
Jeninne C. McGee
*Signed pursuant to Power of Attorney dated March 16, 2021, filed electronically as Exhibit 13 to RiverSource Variable Account 10's Post-Effective Amendment No. 5 to Registration Statement File No. 333-230376 on or about April 7, 2021, by:
**Signed pursuant to Power of Attorney dated April 22, 2021, filed electronically as Exhibit 13.2 to RiverSource Variable Account 10’s Post-Effective Amendment No. 6 to Registration Statement File No. 333-230376 on or about April 23, 2021, by:
/s/ Nicole D. Wood
Nicole D. Wood Assistant General Counsel and Assistant Secretary

This Registration Statement is comprised of the following papers and documents:
The Cover Page.
PART A.
Prospectus for:
RiverSource Survivorship Variable Universal Life Insurance
PART B.
The Statement of Additional Information and Financial Statements relating to RiverSource Variable Life Separate Account.
Part C.
Other Information.
Signatures.
Exhibits.

EXHIBIT INDEX
(d)(1)	Copy of Flexible Premium Survivorship Variable Adjustable Life with Index-Linked Interest Option(s) Insurance Policy (SVUL)
(d)(4)	Copy of Policy Split Option Rider
(d)(5)	Copy of Four-Year Term Insurance Rider
(e)	Form of Individual Life Insurance Application
(k)	Consent and Opinion of Counsel.
(r)	Form of Initial Summary Prospectus.